Filed Pursuant to Rule 424(b)(4)
Registration No. 333-238612

14,400,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Avidity Biosciences, Inc. We are offering 14,400,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “RNA.” The initial public offering price is $18.00 per share.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption ‘‘Risk Factors’’ beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$18.00	$259,200,000
Underwriting discounts and commissions(1)	$1.26	$18,144,000
Proceeds, before expenses, to Avidity Biosciences, Inc.	$16.74	$241,056,000

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to 2,160,000 additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on June 16, 2020.

Joint Book-running Managers

Cowen	SVB Leerink	Credit Suisse	Wells Fargo Securities

June 11, 2020

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the Company,” “Avidity Biosciences” and “Avidity” refer to Avidity Biosciences, Inc.

Overview

We are pioneering a new class of oligonucleotide-based therapies called Antibody Oligonucleotide Conjugates (AOCs) designed to overcome the current limitations of oligonucleotide therapies in order to treat a wide range of serious diseases. We utilize our proprietary AOC platform to design, engineer and develop therapeutics that combine the tissue selectivity of monoclonal antibodies (mAbs) and the precision of oligonucleotide therapies in order to access previously undruggable tissue and cell types and more effectively target underlying genetic drivers of diseases. We are initially focused on muscle diseases to demonstrate the capabilities of our AOCs, and our muscle franchise consists of five programs. Our lead product candidate, AOC 1001, is designed to treat myotonic dystrophy type 1 (DM1), a rare monogenic muscle disease. We expect to submit an investigational new drug application (IND) for AOC 1001 in 2021 and plan to initiate a Phase 1/2 clinical trial by the end of the same year. We also intend to advance AOC product candidates in our four other muscle programs focused on the treatment of muscle atrophy, Duchenne muscular dystrophy (DMD), facioscapulohumeral muscular dystrophy (FSHD) and Pompe disease. In addition to our muscle franchise, we have development efforts focused on immune and other cell types.

Our AOC Platform

Oligonucleotide therapeutics are designed based on genomic information to specifically inhibit or modify the expression of disease-related proteins and RNAs. Considerable progress has been made toward harnessing the potential of oligonucleotides, and multiple oligonucleotide therapies have been approved for the treatment of several diseases. However, in light of their physical properties, effective systemic delivery of oligonucleotides to a broad range of cells and organs has been one of the most significant factors limiting their utility. Our deep experience with oligonucleotide therapeutics, modulation of RNA processes, antibody engineering and conjugation, and drug delivery techniques provide the foundation for our efforts to address some of the key limitations of oligonucleotide therapies. We collectively refer to the know-how and proprietary technology born out of this experience, and their systematic application in the design and development of our product candidates, as our AOC platform.

Using our AOC platform, we have established a framework for screening potential cell surface protein-mAb pairs to determine which pairs are well-suited to deliver oligonucleotides to specific cell types to induce pharmacologic changes. In addition to engineering optimized mAbs, we are able to engineer and deploy various types of oligonucleotides whose specific mechanisms of action are designed to modify RNA function in different ways. This flexibility allows us to use oligonucleotides tailored to have the potential to modulate a given disease process, and we further engineer our oligonucleotides to maximize their specificity, potency and stability. Beyond the specific mAb and oligonucleotide components of our engineered AOCs, we also optimize the antibody conjugate design, including the linker, for stability and durability.

We believe that the product candidates derived from our AOC platform will have the potential to offer the following distinct advantages:

●

Expand scope of diseases addressable with oligonucleotides: (i) utilize identified cell surface protein-antibody pairs to design oligonucleotides in order to address various previously undruggable tissue and cell types to induce pharmacologic changes in those tissues and cells; (ii) flexibility to deploy an appropriate oligonucleotide type for different diseases; and (iii) optimize all structural components of our AOCs for effective delivery—the oligonucleotide, the mAb and the antibody conjugate design.

●	Potential to mitigate toxicity by limiting drug exposure: (i) selection of the most potent oligonucleotide type; (ii) targeted delivery to tissues and cells; and (iii) infrequent administration.

●

Less frequent dosing: (i) ability to deliver oligonucleotides to tissues and cells at concentrations that produce pronounced and prolonged pharmacodynamic effects as observed in our preclinical models; and (ii) ability to select appropriate oligonucleotide mechanisms to maximize durability.

●

Readily reproducible and scalable: (i) AOCs synthesized using well-established and scalable methods for manufacturing mAbs and oligonucleotides; and (ii) ability to use a single mAb across multiple programs provides significant leverage around development costs and timelines associated with each incremental muscle program. For example, we use the same mAb targeting TfR1 across all our muscle programs.

Our Development Programs

We have leveraged our deep experience with oligonucleotide therapeutics, modulation of RNA processes, antibody engineering and conjugation, and drug delivery techniques to build a pipeline of AOC development programs. Leveraging our access to extensive mAb libraries and our framework for screening potential cell surface protein-mAb pairs, we have studied over 100 different mAbs and dozens of small interfering RNA (siRNA) sequences to form the basis of our growing pipeline. We are initially focused on muscle diseases based on our preclinical studies where we observed a 95% reduction of target gene expression in mouse skeletal muscle.

The chart below represents a summary of our wholly owned development programs, which are focused on muscle disease:

We also have development efforts focused on immune and other cell types. For example, we are collaborating with Eli Lilly and Company for the discovery, development and commercialization of AOCs directed to up to six messenger RNA (mRNA) targets initially in immunology and other select indications outside of muscle.

The first program in our muscle franchise is focused on the treatment of DM1 and we are developing our lead product candidate, AOC 1001, as a potentially disease modifying treatment. DM1 is a monogenic, autosomal dominant, progressive disease that primarily affects skeletal and cardiac muscle and is caused by a mutation in the dystrophy myotonic protein kinase (DMPK) gene product or DMPK RNA. DM1 is estimated to affect over 40,000 people in the United States and there are similar prevalence estimates for Europe. However, we believe that, consistent with other rare diseases, the patient population is currently underdiagnosed due to the lack of available therapies. AOC 1001 consists of a proprietary mAb that binds to a transporter protein, transferrin receptor 1 (TfR1), conjugated with an siRNA that is designed to address the underlying cause of DM1 by reducing the levels of DMPK RNA. In preclinical studies, we observed the ability of our AOC to deliver siRNAs to muscle cells and reduce levels of mRNA for the DMPK gene, the molecular driver of the disease, in a durable, dose-dependent manner, meaning a long-lasting effect that is proportional to the amount of the AOC administered. We expect to submit an IND for AOC 1001 in 2021 and we plan to initiate a Phase 1/2 clinical trial in DM1 patients by the end of the same year to assess the safety, tolerability, pharmacokinetics, pharmacodynamics and exploratory clinical measures associated with AOC 1001. Due to the lack of available therapies in this rare disease, should our trial be successful, we plan to explore the potential to advance AOC 1001 into registrational trials in order to expedite making AOC 1001 available for a patient population in severe need.

The second program in our muscle franchise is focused on muscle atrophy. Muscle atrophy is the loss of skeletal muscle mass that leads to muscle weakness and physical disability and can be caused by malnutrition, medications, injury or diseases such as sarcopenia, cachexia and many rare genetic muscle disorders. Our AOC consists of our proprietary mAb targeting TfR1 conjugated with an siRNA designed to downregulate the levels of muscle RING-finger protein-1 (MuRF1) mRNA, a muscle-specific ubiquitin ligase (E3 ligase) that has been shown to be upregulated upon induction of muscle atrophy. By targeting MuRF1, we have focused on an approach employing common effectors of both the catabolic and anabolic pathways associated with the degradation of protein in muscle cells, unlike prior attempts to find therapeutics that primarily addressed either catabolic or anabolic pathways. In preclinical studies, we observed that a single 3 mg/kg dose of the siRNA in our AOC resulted in a greater than 50% reduction in MuRF1 mRNA for over 20 weeks. We are in the process of selecting a product candidate for the treatment of muscle atrophy. Following regulatory clearance, in 2022, we plan to advance a product candidate into a clinical trial. Our continued development activities will inform our view on the indications and development path to pursue.

The third program in our muscle franchise is focused on DMD, which is the most common and severe form of muscular dystrophy and is progressive, irreversible and ultimately fatal. DMD occurs in approximately one in every 3,500 to 5,000 live male births and is estimated to affect 10,000 to 15,000 people in the United States. DMD is caused by mutations in the DMD gene that encodes for the gene product dystrophin, a protein critical for the normal function of muscle cells. These mutations lead to certain exons being misread resulting in the loss of function of the dystrophin protein. Our oligonucleotides are designed to promote the skipping of those exons to restore a functional version of the dystrophin protein. We are focusing our initial efforts on the development of AOCs for mutations amenable to skipping Exon 44, Exon 45 and Exon 51. We intend to conjugate the oligonucleotides to our proprietary mAb targeting TfR1. In a preclinical model of DMD, the mdx mouse model, we observed that treatment of mdx mice with an AOC caused a greater than 50-fold increase in exon skipping compared to an equimolar dose of the unconjugated oligonucleotide. Following regulatory clearance, we plan to commence a clinical trial for DMD in 2022.

We are also pursuing programs in FSHD and Pompe disease, both rare muscle diseases. FSHD is one of the most common forms of muscular dystrophy with onset typically in teens and young adults. FSHD is caused by aberrant expression of a gene, double homeobox 4 (DUX4), in adult skeletal muscle and is characterized by progressive skeletal muscle loss. Our therapeutic strategy in FSHD is to use an AOC based on our proprietary mAb targeting TfR1 to deliver an siRNA targeted to the DUX4 mRNA. Pompe disease is a rare, autosomal recessive lysosomal storage disease caused by a mutation in the gene that encodes for acid alpha-glucosidase (GAA) that results in the buildup of glycogen in the body’s cells, causing impairment of normal tissue and organ function. Pompe disease is currently treated with enzyme replacement therapy (ERT), which does not adequately address the breakdown of muscle tissue associated with the disease. Our program in Pompe disease also utilizes an AOC based on our proprietary mAb targeting TfR1 to deliver an siRNA targeting the glycogen synthetase 1 (GYS1) mRNA to diminish the toxic accumulation of glycogen in muscle. We are in the process of developing lead candidates for both FSHD and Pompe disease.

We also intend to pursue the development of AOCs in cell types in addition to muscle. In preclinical models, we observed the ability of AOCs not only to deliver to the liver, skeletal and cardiac muscle, but also to other tissue and cell types, including immune cells. For example, we have identified multiple receptor-antibody pairs that could be used in our AOCs in order to deliver siRNAs into different immune cells, including those related to immuno-oncology. Observations around the specificity and selectivity of our AOCs are the basis for our interest in exploring the utility of our AOCs in immunology. We plan to continue to invest in our AOC platform in order to explore the potential of our AOCs in previously inaccessible tissue and cell types in order to develop next generation oligonucleotide therapies.

We hold worldwide development and commercialization rights to all our muscle programs. We have a disciplined strategy to maximize the value of our pipeline whereby we plan to retain development and commercialization rights to those product candidates, indications and geographies that we believe we can ultimately commercialize successfully on our own. We plan to collaborate on product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources or specific expertise of other biopharmaceutical companies.

Our Strategy

Our goal is to discover, develop and commercialize novel AOC therapeutics that overcome current barriers to the delivery of oligonucleotides and unlock their potential to treat a wide range of serious diseases currently lacking adequate treatment options. Key elements of our strategy to achieve this goal are to:

●	Advance our lead product candidate AOC 1001 through clinical proof-of-concept to approval.

●	Achieve clinical proof-of-mechanism for our muscle atrophy program.

●	Progress our DMD program into clinical development and advance our other rare muscle disease programs.

●	Expand our pipeline into additional cell types and tissues.

●	Independently commercialize any approved products in indications and geographies where we believe we can maximize value and pursue other options to realize the full potential of our platform.

Our Team and Investors

We have assembled a management team with deep experience in the discovery, development and commercialization of RNA therapeutics, including an extensive knowledge of oligonucleotide therapeutics, modulation of RNA processes, antibody engineering and conjugation, and drug delivery techniques. Our President and CEO, Sarah Boyce, has significant experience in the development and commercialization of RNA therapeutics and in building global organizations, most recently having served as President of Akcea Therapeutics. Our Chief Scientific Officer, Arthur A. Levin, Ph.D., is a key opinion leader in the RNA therapeutics field who led teams responsible for the development of many oligonucleotides including the first approved antisense drugs and the first micro-RNA targeted therapeutic to enter clinical trials. Our Chief Operating Officer, Joseph Baroldi, brings a depth of business development experience in RNA therapeutics having led more than twenty strategic transactions, most recently as Vice President, Business Development at Ionis Pharmaceuticals.

In addition, our investors include leading life science institutions including RTW Investments, Alethea Capital, Alexandria Venture Investments, Boxer Capital of Tavistock Group, Brace Pharma Capital, Cormorant Asset Management, LP, CureDuchenne, EcoR1 Capital, Logos Capital, Partner Fund Management, Perceptive Advisors LLC, ST Pharm and Takeda Ventures.

Risks Related to Our Business

Our ability to execute our business strategy is subject to numerous risks, as more fully described in “Risk Factors” immediately following this Prospectus Summary. These risks include, among others:

●

We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

●

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

●

We are early in our development efforts and all of our development programs are in the preclinical or discovery stage. If we are unable to successfully develop, obtain regulatory approval and ultimately commercialize product candidates, or experience significant delays in doing so, our business will be materially harmed.

●

Our approach to the discovery and development of product candidates based on our AOC platform is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of our product candidates or render our AOC platform obsolete.

●

Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. We have not tested any of our product candidates in clinical trials and our product candidates may not have favorable results in clinical trials, if any, or receive regulatory approval on a timely basis, if at all.

●

Any difficulties or delays in the commencement or completion, or termination or suspension, of our planned clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

●	We rely on third parties to conduct our preclinical studies and clinical trials and to manufacture our product candidates, and these third parties may not perform satisfactorily.

●

We face significant competition, and if our competitors develop technologies or product candidates more rapidly than we do or their technologies are more effective, our business and our ability to develop and successfully commercialize products may be adversely affected.

●	Our success depends on our ability to protect our intellectual property and our proprietary technologies.

●	Our business is subject to risks arising from the recent global outbreak of COVID-19.

Corporate Information

We were originally founded as a Delaware limited liability company on November 13, 2012, under the name Avidity NanoMedicines LLC. On June 4, 2016, we changed our name to Avidity Biosciences LLC, and on April 1, 2019, we converted into a Delaware corporation under the name Avidity Biosciences, Inc. Our principal executive offices are located at 10975 N. Torrey Pines Road, Suite 150, La Jolla, California 92037, and our telephone number is 858-401-7900. Our website address is www.aviditybiosciences.com. The information contained in, or accessible through, our website does not constitute part of this prospectus. We have included our website address as an inactive textual reference only.

We use our pending trademark Avidity Biosciences in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●

not being required to comply with the auditor attestation requirements in the assessment of our internal control of financial reporting pursuant of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley);

●

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the U.S. Securities and Exchange Commission (SEC) determines the new rules are necessary for protecting the public;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the Securities Act), which such fifth anniversary will occur in 2025. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the Exchange Act), our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information in this prospectus and that we provide to our stockholders in the future may be different than what you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

The Offering

Common stock offered by us	14,400,000 shares.

Option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 2,160,000 shares of our common stock from us.

Common stock to be outstanding immediately after this offering	35,350,798 shares (or 37,510,798 shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds	We intend to use the net proceeds of this offering to fund the research and development of our development programs and for working capital and general corporate purposes, including pre-commercial activities. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 12 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Nasdaq Global Market symbol	“RNA”

The number of shares of our common stock to be outstanding after this offering set forth above is based on 20,950,798 shares of our common stock outstanding as of March 31, 2020, including 141,686 shares subject to forfeiture or our right of repurchase, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 17,921,069 shares of our common stock immediately prior to the closing of this offering, and excludes:

●	2,413,583 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2020, at a weighted-average exercise price of $1.17 per share;

●	345,706 shares of common stock issuable upon the exercise of outstanding stock options granted after March 31, 2020, at an exercise price of $8.82 per share;

●	17,251 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2020, at a weighted-average exercise price of $2.45 per share;

●

3,900,000 shares of common stock reserved for future issuance under our 2020 Incentive Plan (the 2020 Plan), which became effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the 2020 Plan); and

●

325,000 shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan (the ESPP), which became effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the ESPP).

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

●

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering;

●	the automatic conversion of all outstanding shares of our convertible preferred stock into 17,921,069 shares of our common stock immediately prior to the closing of this offering;

●

the adjustment of outstanding warrants to purchase 16,474 shares of our Series A convertible preferred stock into warrants to purchase 7,809 shares of our common stock immediately prior to the closing of this offering;

●	a one-for-2.1095 reverse stock split of our common stock, which we effected on June 4, 2020;

●	no exercise of the outstanding options or warrants described above; and

●	no exercise by the underwriters of their option to purchase 2,160,000 additional shares of our common stock.

Summary Financial Data

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the summary statements of operations data for the years ended December 31, 2018 and 2019 from our audited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on a basis consistent with our audited financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our results of operations for the three months ended March 31, 2019 and 2020 and our financial position as of March 31, 2020. We have derived the summary statements of operations data for the three months ended March 31, 2019 and 2020 and the summary balance sheet data as of March 31, 2020 from our unaudited financial statements included elsewhere in this prospectus. You should read these data together with our financial statements and related notes included elsewhere in this prospectus and “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of our future results.

	Year Ended December 31,		Three Months Ended March 31,
(in thousands, except share and per share data)	2018	2019	2019	2020
			(unaudited)
Statements of Operations Data:
Revenue:
Collaboration and contract research	$379	$2,319	$–	$1,358

Total revenue	379	2,319	–	1,358

Operating expenses:
Research and development	8,436	14,539	1,262	5,544
General and administrative	2,441	5,112	912	1,964

Total operating expenses	10,877	19,651	2,174	7,508

Loss from operations	(10,498)	(17,332)	(2,174)	(6,150)

Interest and other income (expense):
Interest income	–	–	–	143
Interest expense	(718)	(7,387)	(372)	(78)
Change in fair value of warrant liabilities	–	(15)	(3)	–

Total interest and other income (expense)	(718)	(7,402)	(375)	65

Net loss	$(11,216)	$(24,734)	$(2,549)	$(6,085)

Net loss per share/unit, basic and diluted(1)	$(4.53)	$(9.12)	$(0.97)	$(2.14)

Weighted-average shares/units outstanding, basic and diluted(1)	2,476,774	2,713,460	2,633,144	2,844,860

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(1.44)		$(0.29)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(1)		12,431,662		20,681,971

(1)

See Note 2 to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical net loss per share/unit, basic and diluted, and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of March 31, 2020
(in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
		(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$88,751	$88,751	$326,857
Working capital(3)	78,916	78,916	317,022
Total assets	92,678	92,678	330,784
Long-term debt, including current portion	3,878	3,878	3,878
Convertible preferred stock	136,920	–	–
Accumulated deficit	(28,270)	(28,270)	(28,270)
Total stockholders’ equity (deficit)	(70,963)	66,002	304,108

(1)

Gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 17,921,069 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and preferred stock warrant liabilities to permanent equity immediately prior to the closing of this offering.

(2)

Gives effect to (i) the pro forma adjustments set forth in footnote (1) above, and (ii) the issuance and sale of 14,400,000 shares of our common stock in this offering at the initial public offering price of $18.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

We define working capital as total current assets less total current liabilities. See our financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes included elsewhere in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making an investment decision. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Limited Operating History, Financial Position and Capital Requirements

We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a preclinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. All of our development programs, including our lead product candidate, AOC 1001, are in preclinical development or in the drug discovery stage. We commenced operations in 2012, and to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, developing our proprietary AOC technology platform, identifying product candidates, establishing our intellectual property portfolio and conducting research and preclinical studies. Our approach to the discovery and development of product candidates based on our AOC platform is unproven, and we do not know whether we will be able to develop any product candidates that succeed in clinical development or products of commercial value. As an organization, we have not yet completed any clinical trials, obtained regulatory approvals, manufactured a commercial-scale product, or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing biopharmaceutical products.

We have incurred significant operating losses since our inception. We do not have any products approved for sale and have not generated any product revenue since our inception. If our product candidates are not successfully developed and approved, we may never generate any significant revenue. Our net losses were $11.2 million and $24.7 million for the years ended December 31, 2018 and December 31, 2019, respectively, and $6.1 million for the three months ended March 31, 2020. As of March 31, 2020, we had an accumulated deficit of $28.3 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. All of our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we continue our development of, seek regulatory approval for and potentially commercialize any of our product candidates.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, identifying lead product candidates, discovering additional product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may have an adverse effect on the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product candidates or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

The development of biopharmaceutical product candidates is capital-intensive. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct our ongoing and planned preclinical studies of our development programs, initiate clinical trials for our product candidates and seek regulatory approval for our current product candidates and any future product candidates we may develop. If we obtain regulatory approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. Furthermore, following the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operations for at least the next 36 months. In particular, we expect that the net proceeds from this offering and our existing cash, cash equivalents and marketable securities will allow us to advance the development of AOC 1001 for DM1 through the completion of our planned Phase 1/2 clinical trial, advance the development of our AOC for DMD into clinical development and advance the development of our AOC for muscle atropy into clinical development. We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our operating plans and other demands on our cash resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other capital sources, including potentially additional collaborations, licenses and other similar arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates.

Our future capital requirements will depend on many factors, including, but not limited to:

●

the type, number, scope, progress, expansions, results, costs and timing of, discovery, preclinical studies and clinical trials of our product candidates which we are pursuing or may choose to pursue in the future;

●	the costs and timing of manufacturing for our product candidates and commercial manufacturing if any product candidate is approved;

●	the costs, timing and outcome of regulatory review of our product candidates;

●	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

●	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

●	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;

●	the costs associated with hiring additional personnel and consultants as our preclinical and clinical activities increase;

●

the timing and amount of the milestone or other payments made to us under our Research Collaboration and License Agreement (the Lilly Agreement) with Eli Lilly and Company (Lilly) or any future collaboration agreements;

●	the costs and timing of establishing or securing sales and marketing capabilities if any product candidate is approved;

●	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

●	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements; and

●	costs associated with any products or technologies that we may in-license or acquire.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, including potential additional collaborations, licenses and other similar arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Our Loan and Security Agreement (as amended, the Loan Agreement) with Silicon Valley Bank (SVB) involves, and any future debt financing and preferred equity financing, if available, may involve, agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we raise additional funds through future collaborations, licenses and other similar arrangements, we may have to relinquish valuable rights to our future revenue streams, research programs, product candidates or AOC platform, or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates

We are early in our development efforts and all of our development programs are in the preclinical or discovery stage. If we are unable to successfully develop, obtain regulatory approval and ultimately commercialize product candidates, or experience significant delays in doing so, our business will be materially harmed.

We are in the early stages of our development efforts and all of our development programs, including AOC 1001, are in the preclinical or drug discovery stage. We have invested substantially all of our efforts in developing our AOC platform, identifying potential product candidates and conducting preclinical studies. We will need to progress AOC 1001 and our other product candidates through IND enabling studies and receive authorization from the U.S. Food and Drug Administration (FDA) to proceed under an IND prior to initiating their clinical development. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates. The success of our product candidates will depend on several factors, including the following:

●

successful completion of preclinical studies with favorable results, including those compliant with good laboratory practices (GLP) toxicology studies, biodistribution studies and minimum effective dose studies in animals;

●

acceptance of INDs by the FDA, or similar regulatory filing by comparable foreign regulatory authorities for the conduct of clinical trials of AOC 1001 and our other product candidates and our proposed design of future clinical trials;

●	successful enrollment in clinical trials and completion of clinical trials with favorable results;

●	demonstrating safety and efficacy to the satisfaction of applicable regulatory authorities;

●	receipt of marketing approvals from applicable regulatory authorities, including new drug applications (NDAs) from the FDA and maintaining such approvals;

●	making arrangements with our third-party manufacturers for, or establishing, commercial manufacturing capabilities;

●	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

●	establishing and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

●	maintaining an acceptable safety profile of our products following approval; and

●	maintaining and growing an organization of people who can develop and commercialize our products and technology.

If we are unable to develop, obtain regulatory approval for, or, if approved, successfully commercialize our product candidates, we may not be able to generate sufficient revenue to continue our business.

Our approach to the discovery and development of product candidates based on our AOC platform is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of our product candidates or render our AOC platform obsolete.

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our proprietary AOC platform, which leverages a novel and unproven approach. While we have had favorable preclinical study results based on our technology platform, we have not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates in clinical trials or in obtaining marketing approval thereafter. Our lead product candidate, AOC 1001, is in late preclinical development and we have not yet completed any clinical trials for any product candidate. Our research methodology and novel approach to oligonucleotide-based therapy may be unsuccessful in identifying additional product candidates, and any product candidates based on our technology platform may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing, or make the product candidates unmarketable or unlikely to receive marketing approval. Further, because all of our product candidates and development programs are based on our AOC platform, adverse developments with respect to one of our programs may have a significant adverse impact on the actual or perceived likelihood of success and value of our other programs.

In addition, the biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies. Our future success will depend in part on our ability to maintain a competitive position with our AOC approach. If we fail to stay at the forefront of technological change in utilizing our AOC platform to create and develop product candidates, we may be unable to compete effectively. Our competitors may render our AOC approach obsolete, or limit the commercial value of our product candidates, by advances in existing technological approaches or the development of new or different approaches (including, for example, using different mAbs or transporter protein combinations with oligonucleotides than us), potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies. By contrast, adverse developments with respect to other companies that attempt to use a similar approach to our approach may adversely impact the actual or perceived value of our AOC platform and potential of our product candidates.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

Preclinical and clinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. We have not tested any of our product candidates in clinical trials and our product candidates may not have favorable results in clinical trials, if any, or receive regulatory approval on a timely basis, if at all.

Preclinical and clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. We cannot guarantee that any preclinical studies or clinical trials will be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. Despite promising preclinical or clinical results, any product candidate can unexpectedly fail at any stage of preclinical or clinical development. The historical failure rate for product candidates in our industry is high.

The results from preclinical studies or clinical trials of a product candidate may not predict the results of later clinical trials of the product candidate, and interim, topline, or preliminary results of a clinical trial are not necessarily indicative of final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy characteristics despite having progressed through preclinical studies and initial clinical trials. In particular, while we have conducted certain preclinical studies of AOC 1001 and other potential product candidates targeting rare muscle disorders, we do not know whether AOC 1001 or the other potential product candidates will perform in future clinical trials as they have performed in these prior studies. The positive results we have observed for our product candidates in preclinical animal models may not be predictive of our future clinical trials in humans. Furthermore, for some indications that are we are pursuing, including DM1, there are no animal models of the human disease and therefore the animal models may not be predictive for human disease outcomes. It is not uncommon to observe results in clinical trials that are unexpected based on preclinical studies and early clinical trials, and many product candidates fail in clinical trials despite very promising early results. We are currently conducting IND-enabling studies for AOC 1001. If unexpected observations or toxicities are observed in these studies, or in IND-enabling studies for any of our other development programs, this will delay clinical trials for AOC 1001 or our other development programs. Moreover, preclinical and clinical data may be susceptible to varying interpretations and analyses. A number of companies in the biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

For the foregoing reasons, we cannot be certain that our ongoing and planned preclinical studies and planned clinical trials will be successful. Any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations.

Any difficulties or delays in the commencement or completion, or termination or suspension, of our planned clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before we can initiate clinical trials for our product candidates, we must submit the results of preclinical studies to the FDA or comparable foreign regulatory authorities along with other information, including information about product candidate chemistry, manufacturing and controls and our proposed clinical trial protocol, as part of an IND application or similar regulatory filing required for authorization to proceed with clinical development. We are currently conducting IND-enabling studies for AOC 1001, and expect to submit an IND in 2021. We expect to initiate a Phase 1/2 clinical trial of AOC 1001 by the end of 2021. We will also need to complete IND-enabling studies and submit INDs for our other development programs prior to initiating clinical development. The FDA or comparable foreign regulatory authorities may require us to conduct additional preclinical studies for any product candidate before it allows us to initiate clinical trials under any IND or similar regulatory filing, which may lead to delays and increase the costs of our preclinical development programs. Any such delays in the commencement or completion of our planned clinical trials for AOC 1001 or any other product candidate could significantly affect our product development costs.

We do not know whether our planned trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

●	obtaining regulatory authorizations to commence a trial or reaching a consensus with regulatory authorities on trial design;

●	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

●

any failure or delay in reaching an agreement with contract research organizations (CROs) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	obtaining approval from one or more institutional review boards (IRBs);

●	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

●	changes to clinical trial protocol;

●	clinical sites deviating from trial protocol or dropping out of a trial;

●	manufacturing sufficient quantities of product candidate for use in clinical trials;

●	subjects failing to enroll or remain in our trials at the rate we expect, or failing to return for post-treatment follow-up, including subjects failing to remain in our trials due to movement restrictions, heath reasons or otherwise resulting from the novel strain of coronavirus, COVID-19;

●	subjects choosing an alternative treatment for the indication for which we are developing our product candidates, or participating in competing clinical trials;

●	lack of adequate funding to continue the clinical trial;

●	subjects experiencing severe or unexpected drug-related adverse effects;

●	occurrence of serious adverse events in trials of the same class of agents conducted by other companies;

●	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

●

a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice (cGMP) regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

●	any changes to our manufacturing process that may be necessary or desired;

●

third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices (GCP) or other regulatory requirements;

●	third-party contractors not performing data collection or analysis in a timely or accurate manner; or

●

third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues.

In addition, many of the factors that cause, or lead to, the termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. We may make formulation or manufacturing changes to our product candidates, in which case we may need to conduct additional preclinical studies to bridge our modified product candidates to earlier versions. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

We may find it difficult to enroll patients in our clinical trials. If we encounter difficulties enrolling subjects in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. Subject enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the risk that enrolled patients will not complete a clinical trial, our ability to recruit clinical trial investigators with the appropriate competencies and experience, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating as well as any product candidates under development. We will be required to identify and enroll a sufficient number of subjects for each of our clinical trials. Potential subjects for any planned clinical trials may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for such trials. We are initially developing product candidates targeting genetically defined, rare muscle disorders with limited patient pools from which to draw for clinical trials. Genetically defined diseases generally, including those for which our current product candidates are targeted, have low incidence and prevalence. We also may encounter difficulties in identifying and enrolling subjects with a stage of disease appropriate for our planned clinical trials and monitoring such subjects adequately during and after treatment. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible subjects to participate in the clinical trials required by the FDA or comparable foreign regulatory authorities. In addition, the process of finding and diagnosing subjects may prove costly.

The timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. The eligibility criteria of our clinical trials, once established, will further limit the pool of available trial participants. If patients are unwilling to participate in our trials for any reason, including the existence of concurrent clinical trials for similar patient populations or the availability of approved therapies, or we otherwise have difficulty enrolling a sufficient number of patients, the timeline for recruiting subjects, conducting studies and obtaining regulatory approval of our product candidates may be delayed. Our inability to enroll a sufficient number of subjects for any of our future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. In addition, we expect to rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will have limited influence over their actual performance.

We cannot assure you that our assumptions used in determining expected clinical trial timelines are correct or that we will not experience delays in enrollment, which would result in the delay of completion of such trials beyond our expected timelines.

Use of our product candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit the commercial profile of an approved label or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

We have not evaluated any product candidates in human clinical trials. Although other oligonucleotide therapeutics have received regulatory approval, our AOCs, which combine oligonucleotides with a mAb, are a novel approach to oligonucleotide therapies, which may present enhanced risk uncertainty associated with the safety profile of AOC 1001 and other AOC therapeutics compared to more well-established classes of therapies, or oligonucleotide or mAb-based therapies on their own. Moreover, there have been only a limited number of clinical trials involving the use of oligonucleotide therapeutics and none involving the proprietary technology used in our AOC platform. It is impossible to predict when or if any product candidates we may develop will prove safe in humans. As is the case with biopharmaceuticals generally, it is likely that there may be side effects and adverse events associated with our product candidates’ use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Moreover, if our product candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate if approved. We may also be required to modify our study plans based on findings after we commence our clinical trials. Many compounds that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the compound. In addition, regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, or as the use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, may be reported by subjects. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition and prospects significantly.

Patients treated with our products, if approved, may experience previously unreported adverse reactions, and it is possible that the FDA or other regulatory authorities may ask for additional safety data as a condition of, or in connection with, our efforts to obtain approval of our product candidates. If safety problems occur or are identified after our products, if any, reach the market, we may make the decision or be required by regulatory authorities to amend the labeling of our products, recall our products or even withdraw approval for our products.

In addition, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw, suspend or limit approvals of such product, or seek an injunction against its manufacture or distribution;

●	we may be required to recall a product or change the way such product is administered to patients;

●	regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication;

●	we may be required to implement a Risk Evaluation and Mitigation Strategy (REMS) or create a medication guide outlining the risks of such side effects for distribution to patients;

●

we may be required to change the way a product is distributed, conduct additional clinical trials or change the labeling of a product or be required to conduct additional post-marketing studies or surveillance;

●	we could be sued and held liable for harm caused to patients;

●	sales of the product may decrease significantly or the product could become less competitive; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

As an organization, we have never conducted any clinical trials or submitted an application for regulatory approval, and may be unable to do so for any of our product candidates.

We are early in our development efforts for our product candidates and we will need to successfully complete IND-enabling studies, Phase 1 clinical trials and later-stage and pivotal clinical trials, in order to obtain FDA or comparable foreign regulatory approval to market AOC 1001 or any other product candidates. Carrying out clinical trials and the submission of a successful NDA is a complicated process. As an organization, we plan to commence our first Phase 1/2 clinical in 2021, subject to receiving authorization to proceed under an IND. We have not previously conducted any clinical trials, have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not previously submitted an IND or an NDA or other comparable foreign regulatory submission for any product candidate. In addition, we have had limited interactions with the FDA and cannot be certain how many clinical trials of AOC 1001 or any other product candidates will be required or how such trials should be designed. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to regulatory submission and approval of any of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in submitting NDAs for and commercializing our product candidates.

Our product candidates are subject to extensive regulation and compliance, which is costly and time consuming, and such regulation may cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates.

The clinical development, manufacturing, labeling, packaging, storage, record-keeping, advertising, promotion, import, export, marketing, distribution and adverse event reporting, including the submission of safety and other information, of our product candidates are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed. Neither we nor any current or future collaborator is permitted to market any of our product candidates in the United States until we receive approval from the FDA.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or may object to elements of our clinical development program.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

●	such authorities may disagree with the design or implementation of our or our current or future collaborators’ clinical trials;

●	negative or ambiguous results from our clinical trials or results may not meet the level of statistical significance required by the FDA or comparable foreign regulatory agencies for approval;

●	serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

●	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

●

we or any of our current or future collaborators may be unable to demonstrate that a product candidate is safe and effective, and that product candidate’s clinical and other benefits outweigh its safety risks;

●	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

●	such authorities may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

●	such authorities may disagree regarding the formulation, labeling and/or the specifications of our product candidates;

●	approval may be granted only for indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use;

●

such authorities may find deficiencies in the manufacturing processes, approval policies or facilities of our third-party manufacturers with which we or any of our current or future collaborators contract for clinical and commercial supplies;

●	regulations of such authorities may significantly change in a manner rendering our or any of our potential future collaborators’ clinical data insufficient for approval; or

●	such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed biopharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us or any of our potential future collaborators from commercializing our product candidates.

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates and specific indications. As a result, we may forgo or delay pursuit of opportunities with other product candidates that could have had greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may not be able to obtain or maintain orphan drug designations for any of our product candidates, and we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs or biologics for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product as an orphan product if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the European Medicines Agency’s (EMA’s) Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. We have not received orphan drug designation in the United States for any product candidate. We may seek orphan drug designation in the United States and the European Union for

AOC 1001 for patients with DM1, and we may seek orphan drug designation for certain of our other product candidates. There can be no assurance that the FDA or the EMA’s Committee for Orphan Medicinal Products will grant orphan designation for any indication for which we apply, or that we will be able to maintain such designation.

In the United States, orphan designation entitles a party to financial incentives such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate that has orphan designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including an NDA, to market the same product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity. The applicable exclusivity period is ten years in Europe, but such exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan designation or if the product is sufficiently profitable that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA or comparable foreign regulatory authority can subsequently approve the same drug for the same condition if such regulatory authority concludes that the later drug is clinically superior because it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the FDA later determines that the initial request for designation was materially defective. In addition, orphan drug exclusivity does not prevent the FDA from approving competing drugs for the same or similar indication containing a different active ingredient. In addition, if a subsequent drug is approved for marketing for the same or a similar indication as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

We may seek Breakthrough Therapy designation or Fast Track designation by the FDA for one or more of our product candidates, but we may not receive such designation, and even if we do, such designation may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Breakthrough Therapy or Fast Track designation for some of our product candidates. A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs or biologics that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens.

Drugs or biologics designated as Breakthrough Therapies by the FDA may also be eligible for expedited review and approval. If a product candidate is intended for the treatment of a serious or life-threatening condition and clinical or preclinical data demonstrate the potential to address unmet medical needs for this condition, the sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it.

Even if we obtain Fast Track Designation for one or more of our product candidates, we may not experience a faster development process, review or approval compared to non-expedited FDA review procedures. In addition, the FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported. Fast Track Designation alone does not guarantee qualification for the FDA’s priority review procedures.

Whether to grant Breakthrough Therapy or Fast Track Designation is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for these designations, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of either of these designations for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify for either of these designations, the FDA may later decide that the product candidate no longer meet the conditions for qualification.

We may conduct certain of our clinical trials for our product candidates outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

We may conduct one or more of our clinical trials for our product candidates outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. Where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless those data are applicable to the U.S. population and U.S. medical practice; the studies were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. For studies that are conducted only at sites outside of the United States and not subject to an IND, the FDA requires the clinical trial to have been conducted in accordance with GCPs, and the FDA must be able to validate the data from the clinical trial through an on-site inspection if it deems such inspection necessary. For such studies not subject to an IND, the FDA generally does not provide advance comment on the clinical protocols for the studies, and therefore there is an additional potential risk that the FDA could determine that the study design or protocol for a non-U.S. clinical trial was inadequate, which could require us to conduct additional clinical trials. There can be no assurance the FDA will accept data from clinical trials conducted outside of the United States. If the FDA does not accept data from our clinical trials of our product candidates, it would likely result in the need for additional clinical trials, which would be costly and time consuming and delay or permanently halt our development of our product candidates.

Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

●	additional foreign regulatory requirements;

●	foreign exchange fluctuations;

●	compliance with foreign manufacturing, customs, shipment and storage requirements;

●	cultural differences in medical practice and clinical research; and

●	diminished protection of intellectual property in some countries.

Interim, topline and preliminary data from our preclinical studies and clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, preliminary or topline data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, preliminary or topline results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim, preliminary or topline data from our clinical studies. Interim, topline or preliminary data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary, topline or interim data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and the value of our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or our business. If the topline data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs and biologics or modifications to approved drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products and subsequently, on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Risks Related to Our Reliance on Third Parties

We rely on third parties to conduct our preclinical studies and will rely on third parties to conduct our future clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, our development programs and our ability to seek or obtain regulatory approval for or commercialize our product candidates may be delayed.

We are dependent on third parties to conduct our preclinical studies and expect to rely on such third parties for our future clinical trials, including our planned Phase 1/2 clinical trial of AOC 1001. Specifically, we have used and relied on, and intend to use and rely on, medical institutions, clinical investigators, CROs and consultants to conduct our preclinical studies and planned clinical trials in accordance with our clinical protocols and regulatory requirements. These CROs, investigators and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data. While we have and will have agreements governing the activities of our third-party contractors, we have limited influence over their actual performance. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on our CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or trial sites fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with products produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

There is no guarantee that any of our CROs, investigators or other third parties will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, or otherwise performs in a substandard manner, our clinical trials may be extended, delayed or terminated. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other development activities that could harm our competitive position. In addition, principal investigators for our clinical trials are expected to serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA of any NDA we submit. Any such delay or rejection could prevent us from commercializing our product candidates.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms or at all. Switching or adding additional CROs, investigators and other third parties involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, investigators and other third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely on third parties for the manufacture of our product candidates for preclinical and clinical development. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities and have no plans to develop our own clinical or commercial-scale manufacturing capabilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and related raw materials for preclinical and clinical development, as well as for commercial manufacture if any of our product candidates receive marketing approval. The facilities used by third-party manufacturers to manufacture our product candidates must be approved by the FDA and any comparable foreign regulatory authority pursuant to inspections that will be conducted after we submit an NDA to the FDA or any comparable filing to a foreign regulatory authority. We do not control the manufacturing process of, and are completely dependent on, third-party manufacturers for compliance with cGMP requirements for manufacture of products. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or any comparable foreign regulatory authority, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. Our AOCs, including AOC 1001, consist of a proprietary mAb conjugated with the oligonucleotide therapy. All of our mAbs are manufactured by starting with cells which are stored in a cell bank. We have multiple working cell banks and one master cell bank for our mAbs manufactured in accordance with cGMP and believe we would have adequate backup should any cell bank be lost in a catastrophic event. However, it is possible that we could lose multiple cell banks and have our manufacturing impacted by the need to replace the cell banks. In addition, we have no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our or a third party’s failure to execute on our manufacturing requirements on commercially reasonable terms and in compliance with cGMP could adversely affect our business in a number of ways, including:

●	an inability to initiate clinical trials of our product candidates under development;

●	delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates;

●	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

●	requirements to cease development or to recall batches of our product candidates; and

●	in the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product candidates or any other future product candidates.

In addition, we may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

●	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;

●	breach of the manufacturing agreement by the third party;

●	failure to manufacture our product according to our specifications;

●	failure to manufacture our product according to our schedule or at all;

●	misappropriation of our proprietary information, including our trade secrets and know-how; and

●	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval, and any related remedial measures may be costly or time consuming to implement. We do not currently have arrangements in place for redundant supply or a second source for all required raw materials used in the manufacture of our product candidates. If our existing or future third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we currently rely on third parties to manufacture our product candidates and to perform quality testing, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements, and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are intentionally or inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets and despite our efforts to protect our trade secrets, a competitor’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations and prospects.

We are dependent on the Lilly Agreement for the discovery, development and commercialization of AOCs directed against certain targets in immunology and other select indications. Under certain circumstances, Lilly may unilaterally terminate the agreement for convenience, which could materially and adversely affect our business.

In April 2019, we entered into the Lilly Agreement for the discovery, development and commercialization of AOCs directed against certain targets in immunology and other select indications (Lilly AOCs). Under the Lilly Agreement, Lilly will be solely responsible for funding the cost of preclinical research and discovery activities, clinical development, regulatory approval and commercialization for the Lilly AOCs. Lilly primarily controls the research and development activities, pursuant to the terms of the Lilly Agreement, and our lack of control over such activities could result in delays or other difficulties in the development and commercialization of the Lilly AOCs. Any dispute with Lilly may result in the delay or termination of the research, development or commercialization of the Lilly AOCs, and may result in costly litigation that diverts our management’s attention and resources away from our day-to-day activities and which may adversely affect our business, financial condition, results of operation and prospects.

In addition, Lilly can terminate the Lilly Agreement (including for convenience), and in the event Lilly terminates the Lilly Agreement, we would be prevented from receiving any research and development funding, milestone payments, royalty payments and other benefits under the agreement. In addition, any decision by Lilly to terminate the Lilly Agreement may negatively impact public perception of our AOC product candidates, which could adversely affect the market price of our common stock. We cannot provide any assurance with respect to the success of the collaboration with Lilly. Any of the foregoing events could have a materially adverse effect on our on our business, financial condition, results of operations and prospects.

We may seek to enter into additional collaborations, licenses and other similar arrangements and may not be successful in doing so, and even if we are, we may relinquish valuable rights and may not realize the benefits of such relationships.

We may seek to enter into collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of our product candidates, due to capital costs required to develop or commercialize the product candidate or manufacturing constraints. We may not be successful in our efforts to establish such collaborations for our product candidates because our research and development pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time-consuming and complex. We may have to relinquish valuable rights to our future revenue streams, research programs, product candidates or AOC platform, or grant licenses on terms that may not be favorable to us, as part of any such arrangement, and such arrangements may restrict us from entering into additional agreements with other potential collaborators. We cannot be certain that, following a collaboration, license or strategic transaction, we will achieve an economic benefit that justifies such transaction.

Even if we are successful in our efforts to establish such collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, the development or approval of a product candidate is delayed, the safety of a product candidate is questioned or the sales of an approved product candidate are unsatisfactory.

In addition, any potential future collaborations may be terminable by our strategic partners, and we may not be able to adequately protect our rights under these agreements. Furthermore, strategic partners may negotiate for certain rights to control decisions regarding the development and commercialization of our product candidates, if approved, and may not conduct those activities in the same manner as we do. Any termination of collaborations we enter into in the future, or any delay in entering into collaborations related to our product candidates, could delay the development and commercialization of our product candidates and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Commercialization of Our Product Candidates

Even if we receive regulatory approval for any product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

Following potential approval of any our product candidates, the FDA may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly and time consuming post-approval studies, post-market surveillance or clinical trials to monitor the safety and efficacy of the product. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCP requirements for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our products, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

●	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

●	restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;

●	fines, restitutions, disgorgement of profits or revenues, warning letters, untitled letters or holds on clinical trials;

●	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

●	product seizure or detention, or refusal to permit the import or export of our products; and

●	injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

In addition, if any of our product candidates are approved, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless, in their independent medical judgment, prescribe it to their patients in a manner that is inconsistent with the approved label. The FDA does not regulate the behavior of physicians in their choice of treatments but the FDA does restrict manufacturer’s communications on the subject of off-label use of their products. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current U.S. administration may impact our business and industry. Namely, the current U.S. administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including the Executive Orders, will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

The commercial success of our product candidates will depend upon the degree of market acceptance of such product candidates by physicians, patients, healthcare payors and others in the medical community.

Our product candidates may not be commercially successful. Even if any of our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors or the medical community. The commercial success of any of our current or future product candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. The degree of market acceptance of our products will depend on a number of factors, including:

●	demonstration of clinical efficacy and safety compared to other more-established products;

●	the indications for which our product candidates are approved;

●	the limitation of our targeted patient population and other limitations or warnings contained in any FDA-approved labeling;

●	acceptance of a new drug for the relevant indication by healthcare providers and their patients;

●	the pricing and cost-effectiveness of our products, as well as the cost of treatment with our products in relation to alternative treatments and therapies;

●

our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors;

●	the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement;

●	any restrictions on the use of our products, and the prevalence and severity of any adverse effects;

●	potential product liability claims;

●	the timing of market introduction of our products as well as competitive drugs;

●	the effectiveness of our or any of our current or potential future collaborators’ sales and marketing strategies; and

●	unfavorable publicity relating to the product.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors or patients, we may not generate sufficient revenue from that product and may not become or remain profitable. Our efforts to educate the medical community and third-party payors regarding the benefits of our products may require significant resources and may never be successful.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found or alleged to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, as our product candidates would be, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also required companies to enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

The successful commercialization of our product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our products could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as our product candidates, if approved. Our ability to achieve coverage and acceptable levels of reimbursement for our products by third-party payors will have an effect on our ability to successfully commercialize those products. Moreover, we are initially developing product candidates targeting rare muscle disorders with small patient populations. In order for products that are designed to treat smaller patient populations to be commercially viable, the reimbursement for such products must be higher, on a relative basis, to account for the lack of volume. Accordingly, we will need to implement a coverage and reimbursement strategy for any approved product candidate with a smaller patient population that accounts for the smaller potential market size. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for biopharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our products as substitutable and only offer to reimburse patients for the less expensive product. Even if we are successful in demonstrating improved efficacy or improved convenience of administration with our products, pricing of existing drugs may limit the amount we will be able to charge for our products. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products and may not be able to obtain a satisfactory financial return on products that we may develop.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our products.

Obtaining and maintaining reimbursement status is time consuming, costly and uncertain. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

We face significant competition, and if our competitors develop technologies or product candidates more rapidly than we do or their technologies are more effective, our business and our ability to develop and successfully commercialize products may be adversely affected.

The biotechnology and biopharmaceutical industries are characterized by rapid advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Our competitors have developed, are developing or may develop products, product candidates and processes competitive with our product candidates. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop product candidates. In particular, there is intense competition amongst RNA targeted therapies. Our competitors include larger and better funded pharmaceutical, biopharmaceutical, biotechnological and therapeutics companies. Moreover, we may also compete with universities and other research institutions who may be active in the indications we are targeting and could be in direct competition with us. We also compete with these organizations to recruit management, scientists and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials and in identifying and in-licensing new product candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We expect to face competition from existing products and products in development for each of our product candidates. With respect to AOC 1001, there are currently no approved therapies to treat the underlying cause of DM1. Products currently in development to treat DM1 include: tideglusib, a GSK3-ß inhibitor in late-stage clinical development by AMO Pharma for the congenital phenotype of DM1; ERX-963, which is in early clinical development by Expansion Therapeutics, Inc. for the treatment of excessive daytime sleepiness in DM1; AT466, which is an AAV-antisense candidate in preclinical development by Audentes Therapeutics, Inc.; an antibody linked oligonucleotide in preclinical development by Dyne Therapeutics Inc.; gene editing treatments in preclinical development by Vertex Pharmaceuticals, Inc.; an RNA-targeting gene therapy in preclinical development by Locana, Inc.; and small molecules interacting with RNA in preclinical development by Expansion Therapeutics.

Current treatments for muscle atrophy are primarily focused on nutritional intake and physical exercise. Other products in developments for muscle atrophy in cachexia include: adlumiz and AEZS-130, which are ghrelin agonists in a Phase 3 clinical trial by Helsinn Healthcare SA and a Phase 2 trial by Aeterna Zentaris Inc., respectively; GSK2881078, an androgen receptor modulator in Phase 2 clinical in development by GlaxoSmithKline plc; NGM120, a GSF15 inhibitor by NGM Biopharmaceuticals Inc.; and PF-06946860 in Phase 1 clinical development by Pfizer Inc.

Currently patients with DMD are treated with corticosteroids to manage the inflammatory component of the disease. Deflazacort is an FDA approved corticosteroid marketed by PTC Therapeutics, Inc. In addition, there are two FDA approved exon skipping drugs marketed by Sarepta Therapeutics, Inc.: Eteplirsen, an unconjugated PMO approved for DMD patients amenable to skipping Exon 51; and Vyondys 53 for the treatment of DMD patients amenable to skipping Exon 53. Companies focused on developing treatments for DMD that target dystrophin mechanisms, as does our DMD program, include Sarepta Therapeutics with SRP-5051, a PPMO currently being evaluated in a Phase 2 clinical trial for patients amenable to Exon 51 skipping 51, and PTC Therapeutics with ataluren, a small molecule targeting nonsense mutations in a Phase 3 clinical trial. In addition, several companies are developing gene therapies, including Milo Biotechnology (AAV1-FS344), Pfizer (PF-06939926),Sarepta Therapeutics (SRP-9001 and Galgt2 gene therapy program), and Solid Biosciences Inc. (SGT-001). We are also aware of several companies targeting non-dystrophin mechanisms for the treatment of DMD.

There are currently no therapies to treat the underlying cause of FSHD. Products currently in development to treat FSHD include: creatine monohydrate, a supplement that enhances muscle performance, which is being evaluated in a Phase 2 clinical trial by Murdoch Children’s Research Institute, and losmapimod, a p38 MAPK inhibitor that may modulate DUX4 expression, which is being evaluated in a Phase 2 clinical trial by Fulcrum Therapeutics Inc. The only approved therapy for Pompe disease is Lumizyme (known as Myozyme outside of the United States), an ERT delivered by bi-weekly intravenous infusion, and marketed by Sanofi Genzyme. We are aware of multiple ERT therapies in clinical development, including AT-GAA, which uses a pharmacological chaperone, in a Phase 3 clinical trial by Amicus Therapeutics, Inc., and neoGAA in a Phase 3 clinical trial by Sanofi Genzyme. In addition, several companies are developing gene therapies, including Actus Therapeutics, Inc. (ACTUS101), Asklepios BioPharmaceutical, Inc. (AAV2/8-LSPhGAA), Audentes Therapeutics (AT845) and Spark Therapeutics, Inc. (SPK-3006).

We will also compete more generally with other companies developing alternative scientific and technological approaches, including other companies working to develop conjugates with oligonucleotides for extra-hepatic delivery, including Alnylam Pharmaceuticals, Aro Biotherapeutics, Arrowhead Therapeutics, Dyne Therapeutics, Ionis Pharmaceuticals and Sarepta Therapeutics, as well as gene therapy and CRISPR approaches.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, more convenient, less expensive or marketed and sold more effectively than any products we may develop. Competitive products or technological approaches may make any products we develop, or our AOC platform, obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.

If the market opportunities for our products are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

The precise incidence and prevalence for all the conditions we aim to address with our product candidates are unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new trials may change the estimated incidence or prevalence of these diseases. The total addressable market across all of our product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each of our product candidates approved for sale for these indications, the availability of alternative treatments and the safety, convenience, cost and efficacy of our product candidates relative to such alternative treatments, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our product candidates, because some of our potential target populations are very small, we may never achieve profitability despite obtaining such significant market share.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If any of our product candidates ultimately receives regulatory approval, we must build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming, or collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We have no prior experience as a company in the marketing, sale and distribution of biopharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our product candidates in foreign markets. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from applicable regulatory authorities in foreign markets, and we may never receive such regulatory approvals for any of our product candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of our product candidates. If we obtain regulatory approval of our product candidates and ultimately commercialize our products in foreign markets, we would be subject to additional risks and uncertainties, including:

●	different regulatory requirements for approval of drugs in foreign countries;

●	reduced protection for intellectual property rights;

●	the existence of additional third-party patent rights of potential relevance to our business;

●	unexpected changes in tariffs, trade barriers and regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

●	foreign reimbursement, pricing and insurance regimes;

●	workforce uncertainty in countries where labor unrest is common;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Risks Related to Our Business Operations and Industry

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

●	the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our product candidates, which may change from time to time;

●	coverage and reimbursement policies with respect to our product candidates, if approved, and potential future drugs that compete with our products;

●	the cost of manufacturing our product candidates, which may vary depending on the quantity of production and the terms of our agreements with third-party manufacturers;

●	the timing and amount of the milestone or other payments we may receive under the Lilly Agreement;

●	expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;

●	the level of demand for any approved products, which may vary significantly;

●	future accounting pronouncements or changes in our accounting policies; and

●

the timing and success or failure of preclinical studies or clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

We are dependent on the services of our management and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional management or clinical and scientific personnel, our business will suffer.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management, particularly Arthur Levin, Ph.D., our Chief Scientific Officer, as well as our senior scientists and other members of our management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, initiation or completion of our preclinical studies and clinical trials or the commercialization of our product candidates. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our clinical development and commercialization efforts. We may not be successful in maintaining our unique company culture and continuing to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biopharmaceutical, biotechnology and other businesses, particularly in the San Diego area. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, integrate, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We may encounter difficulties in managing our growth and expanding our operations successfully.

We had 38 full-time employees as of May 31, 2020. As we continue development and pursue the potential commercialization of our product candidates, as well as function as a public company, we will need to expand our financial, development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to develop and commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively.

The terms of our Loan Agreement place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

As of March 31, 2020, we have an outstanding term loan in the principal amount of $3.5 million under our Loan Agreement with SVB. The term loan is secured by a lien covering substantially all of our personal property, rights and assets, excluding intellectual property, which is subject to a negative pledge. The Loan Agreement contains customary affirmative and negative covenants and events of default applicable to us. The affirmative covenants include, among others, covenants requiring us to maintain governmental approvals, deliver certain financial reports, maintain insurance coverage and protect material intellectual property. The negative covenants include, among others, restrictions on transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying cash dividends or making other distributions, making investments, creating liens, selling assets and making any payment on subordinated debt, in each case subject to certain exceptions. The restrictive covenants of the Loan Agreement could cause us to be unable to pursue business opportunities that we or our stockholders may consider beneficial. In addition, SVB could declare a default upon the occurrence of any event that it interprets as a material adverse change as defined under the Loan

Agreement. If we default under the Loan Agreement, SVB may accelerate all of our repayment obligations and take control of our pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, SVB’s right to repayment would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation. Any declaration by SVB of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

We are subject to various federal, state and foreign healthcare and privacy laws and regulations, which could increase compliance costs, and our failure to comply with these laws and regulations could harm our results of operations and financial condition.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers expose us to broadly applicable foreign, federal and state fraud and abuse and other healthcare and privacy laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute any products for which we obtain marketing approval. Such laws include:

●

the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, in return for, either the referral of an individual or the purchase, lease, or order, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti- Kickback Statute or specific intent to violate it in order to have committed a violation;

●

the federal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making or causing to be made a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

●

the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●

the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services (CMS), information related to payments and other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such healthcare professionals and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided, as well as ownership and investment interests held, during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives;

●

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; some state laws that require biotechnology companies to report information on the pricing of certain drug products; and some state and local laws require the registration or pharmaceutical sales representatives; and

●

foreign, federal and state data privacy, data security, and data breach notification laws, regulations, standards, and codes of conduct that may govern the collection, use, disclosure and protection of health-related and other personal information. HIPAA imposes requirements relating to the privacy, security and transmission of individually identifiable health information. HIPAA requires covered entities to limit the use and disclosure of protected health information. The U.S. federal government may impose civil, criminal and administrative fines and penalties and/or additional reporting or oversight obligations for a violation of HIPAA’s requirements. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, makes HIPAA’s privacy and security standards directly applicable to business associates, independent contractors or agents of covered entities, created tiers of civil monetary penalties, makes civil or criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions to enforce HIPAA and seek attorneys’ fees and costs. In addition, many state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways, are often not pre-empted by federal law, and may have a more prohibitive effect than federal law, thus complicating compliance efforts.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare and privacy laws and regulations will involve ongoing substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare program.

Recently enacted legislation, future legislation and healthcare reform measures may increase the difficulty and cost for us to obtain marketing approval for and commercialize our product candidates and may affect the prices we may set.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act (as amended by the Health Care and Education Reconciliation Act, collectively, the ACA) was enacted in the United States. Among the provisions of the Affordable Care Act of importance to our potential product candidates, the Affordable Care Act: established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expands eligibility criteria for Medicaid programs; expands the entities eligible for discounts under the Public Health program; increases the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; creates a new Medicare Part D coverage gap discount program; establishes a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and establishes a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

There remain judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the current U.S. administration to repeal or replace certain aspects of the ACA. For example, H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018”, informally titled the Tax Cuts and Jobs Act (the Tax Act), includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year (commonly referred to as the individual mandate.). On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit affirmed the District Court’s decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to challenge, repeal or replace the ACA will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2029 unless additional Congressional action is taken. The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) suspended these Medicare sequester reductions from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic, and extended the sequester by one year, through 2030. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the current U.S. administration’s budget proposal for the fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients and increase patient access to lower-cost generic and biosimilar drugs. Although a number of these and other measures may require additional authorization to become effective, Congress and the current U.S. administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

We expect that the ACA, these new laws and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

We and any of our third-party manufacturers or suppliers may use potent chemical agents and hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly.

We and any of our third-party manufacturers or suppliers and current or potential future collaborators will use biological materials, potent chemical agents and may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety of the environment. Our operations and the operations of our third-party manufacturers and suppliers also produce hazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect our business, financial condition, results of operations and prospects.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

We face an inherent risk of product liability as a result of the clinical trials of our product candidates and will face an even greater risk if we commercialize our product candidates. For example, we may be sued if our product candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability and a breach of warranties. Claims may be brought against us by clinical trial participants, patients or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease the commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our products;

●	injury to our reputation and significant negative media attention;

●	withdrawal of clinical trial participants;

●	costs to defend the related litigation;

●	a diversion of our management’s time and our resources;

●	substantial monetary awards to trial participants or patients;

●	product recalls, withdrawals or labeling, marketing or promotional restrictions;

●	significant negative financial impact;

●	the inability to commercialize our product candidates; and

●	a decline in our stock price.

We currently do not hold product liability insurance coverage, but will need to obtain this insurance coverage prior to commencing clinical trials of our product candidates. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our product candidates. Although we will maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employment benefits liability, business automobile, workers’ compensation, products liability, malicious invasion of our electronic systems, and clinical trials, and directors’ and officers’, employment practices and fiduciary liability insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

We and any of our current and potential future collaborators will be required to report to regulatory authorities if any of our approved products cause or contribute to adverse medical events, and any failure to do so would result in sanctions that would materially harm our business.

If we or any of our current and potential future collaborators are successful in commercializing our products, the FDA and foreign regulatory authorities would require that we and such collaborators report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We and any of our current or potential future collaborators or CROs may fail to report adverse events within the prescribed timeframe. If we or any of our current or potential future collaborators or CROs fail to comply with such reporting obligations, the FDA or a foreign regulatory authority could take action, including criminal prosecution, the imposition of civil monetary penalties, seizure of our products or delay in approval or clearance of future products.

Our internal computer systems, or those of any of our CROs, manufacturers, other contractors or consultants or current or potential future collaborators, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

The United States federal and various state and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security, and storage of personally identifiable information and other data relating to individuals, and federal and state consumer protection laws are being applied to enforce regulations related to the collection, use, and dissemination of such data. In the ordinary course of business, we collect, store, transmit and otherwise process large amounts of data including, without limitation, proprietary business information and personal information. Despite the implementation of security measures, our internal technology systems (including infrastructure) and those of our current and any future CROs and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, cybersecurity threats (such as denial-of-service attacks, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks), unauthorized access or use, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations or result in the unauthorized disclosure of or access to personally identifiable information or individually identifiable health information (violating certain privacy laws such as GDPR), it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships.

Any security breach or other incident, whether real or perceived, could impact our reputation, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers. For example, the loss of clinical trial data from clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any real or perceived disruption or security breach affects our systems (or those of our third-party collaborators, service providers, contractors or consultants) or were to result in a loss of or accidental, unlawful or unauthorized access to, use of, release of, or other processing of personally identifiable information, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines, penalties or liabilities for any noncompliance to certain privacy and security laws. For further discussion on the potential liability related to the violation of these laws, see “Risk Factors—We, our collaborators and our service providers may be subject to a variety of privacy and data security laws and contractual obligations, which could increase compliance costs and our failure to comply with them could subject us to potentially significant fines or penalties and otherwise harm our business.”

Our business is subject to risks arising from the recent global outbreak of COVID-19 and other epidemic diseases.

The recent outbreak of COVID-19, which has been declared by the World Health Organization to be a pandemic has spread across the globe and is impacting worldwide economic activity. A pandemic, including COVID-19, or other public health epidemic, poses the risk that we or our employees, contractors, including our CROs, suppliers, collaborators and other partners may be prevented from conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. International and U.S. governmental authorities in impacted regions are taking actions in an effort to slow the spread of COVID-19, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. In response, we have closed our executive offices with our administrative employees continuing their work remotely and limited the number of staff in our research and development laboratories. To date we have not experienced material disruptions in our business operations. However, while it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, particularly as we advance our product candidates to clinical development, the continued spread of COVID-19 and the measures taken by the governmental authorities could disrupt the supply chain and the manufacture or shipment of drug substances and finished drug products or mAbs for our product candidates for use in our research, preclinical studies and clinical trials, delay, limit or prevent our employees and CROs from continuing research and development activities, impede our clinical trial initiation and recruitment and the ability of patients to continue in clinical trials, impede testing, monitoring, data collection and analysis and other related activities, any of which could delay our preclinical studies and clinical trials and increase our development costs, and have a material adverse effect on our business, financial condition and results of operations. The COVID-19 outbreak could also potentially affect the business of the FDA, EMA or other regulatory authorities, which could result in delays in meetings related to planned clinical trials. The COVID-19 pandemic and mitigation measures have had and may continue to have an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 pandemic impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. We rely on third-party manufacturers to produce our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption. In addition, our corporate headquarters is located in San Diego, California near major earthquake faults and fire zones, and the ultimate impact on us of being located near major earthquake faults and fire zones and being consolidated in a certain geographical area is unknown. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Our business could be affected by litigation, government investigations and enforcement actions.

We currently operate in a number of jurisdictions in a highly regulated industry and we could be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States. or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment and other claims and legal proceedings which may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

Legal proceedings, government investigations and enforcement actions can be expensive and time consuming. An adverse outcome resulting from any such proceeding, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business and results of operations.

Our employees and independent contractors, including principal investigators, CROs, consultants and vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees and independent contractors, including principal investigators, CROs, consultants and vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the laws and regulations of the FDA and other similar regulatory requirements, including those laws that require the reporting of true, complete and accurate information to such authorities, (ii) manufacturing standards, including cGMP requirements, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad or (iv) laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls and anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, CROs, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, CROs, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

Changes in U.S. tax law may materially adversely affect our financial condition, results of operations and cash flows.

On March 27, 2020, the CARES Act was signed into law to address the COVID-19 crisis. The CARES Act is an approximately $2 trillion emergency economic stimulus package that includes numerous U.S. federal income tax provisions, including the modification of: (i) net operating loss (NOL) rules (as discussed below), (ii) the alternative minimum tax refund and (iii) business interest deduction limitations under Section 163(j) of the Internal Revenue Code of 1986, as amended (the Code).

The Tax Act also significantly changed the U.S. federal income taxation of U.S. corporations. The Tax Act remains unclear in many respects and has been, and may continue to be, the subject of amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service (IRS), which have lessened or increased certain adverse impacts of the Tax Act and may continue to do so in the future. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. We continue to work with our tax advisors and auditors to determine the full impact the Tax Act and the CARES Act will have on us. We urge our investors to consult with their legal and tax advisors with respect to both the Tax Act and the CARES Act and the potential tax consequences of investing in our common stock.

Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with this offering or other ownership changes.

We have incurred substantial losses during our history, do not expect to become profitable in the near future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire (if at all). At December 31, 2019, we had federal and state NOL carryforwards of approximately $15.3 million and $15.0 million, respectively.

Under the Tax Act, federal NOL carryforwards generated in periods after December 31, 2017, may be carried forward indefinitely. Under the CARES Act, NOL carryforwards arising in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five tax years preceding the tax year of such loss. Because we had no taxable income in our tax year ended December 31, 2019, which was our first corporate tax year, we do not anticipate that such provision of the CARES Act will be relevant to us. The deductibility of federal NOL carryforwards, particularly for tax years beginning after December 31, 2020, may be limited. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

In addition, our NOL carryforwards are subject to review and possible adjustment by the IRS, and state tax authorities. Under Section 382 of the Code, our federal NOL carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership of our company. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with this offering. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in our ownership resulting from this offering or other transactions, or any resulting limitations on our ability to utilize our NOL carryforwards and other tax attributes. If we earn taxable income, such limitations could result in increased future income tax liability to us and our future cash flows could be adversely affected. We have recorded a full valuation allowance related to our NOL carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our therapeutic programs and other proprietary technologies we develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our therapeutic programs and other proprietary technologies we may develop may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our therapeutic programs and other proprietary technologies we may develop. We seek to protect our proprietary position, in part, by filing patent applications in the United States and abroad relating to our therapeutic programs and other proprietary technologies we may develop. If we are unable to obtain or maintain patent protection with respect to our therapeutic programs and other proprietary technologies we may develop, our business, financial condition, results of operations and prospects could be materially harmed.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our protection. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection against competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our patent applications may not result in patents being issued which protect our therapeutic programs and other proprietary technologies we may develop or which effectively prevent others from commercializing competitive technologies and products.

Moreover, the claim coverage in a patent application can be significantly reduced before the patent is granted. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Any patents issuing from our patent applications may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether our therapeutic programs and other proprietary technology will be protectable or remain protected by valid and enforceable patents. Even if a patent is granted, our competitors or other third parties may be able to circumvent the patent by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects. In addition, given the amount of time required for the development, testing and regulatory review of our therapeutic programs and eventual product candidates, patents protecting the product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (USPTO) or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our therapeutic programs and other proprietary technologies we may develop and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on our therapeutic programs and other proprietary technologies we may develop in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. In addition, some jurisdictions, such as Europe, Japan and China, may have a higher standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in U.S. and other jurisdictions.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the America Invents Act) enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to our therapeutic programs and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of patents issuing from those patent applications, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Issued patents covering our therapeutic programs and other proprietary technologies we may develop could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we initiated legal proceedings against a third party to enforce a patent covering our therapeutic programs and other proprietary technologies we may develop, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of a patent before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to our patents in such a way that they no longer cover our therapeutic programs and other proprietary technologies we may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our therapeutic programs and other proprietary technologies we may develop. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

If we do not obtain patent term extension for our product candidate, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidate we may develop, one or more of patents issuing from our U.S. patent applications may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent extension term (PTE) of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe under Supplemental Protection Certificate (SPC).

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our therapeutic programs and other proprietary technologies we may develop. Litigation may be necessary to defend against these and other claims challenging inventorship or our patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our therapeutic programs and other proprietary technologies we may develop. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for our therapeutic programs and other proprietary technologies we may develop, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. With respect to our AOC platform and development programs, we consider trade secrets and know-how to be one of our important sources of intellectual property, including our extensive knowledge of the modulation of RNA processes using oligonucleotides and siRNA, oligonucleotide drug delivery techniques and antibody conjugation. Trade secrets and know-how can be difficult to protect. In particular, the trade secrets and know-how in connection with our AOC platform, development programs and other proprietary technology we may develop may over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel with scientific positions in academic and industry.

We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may be subject to claims that third parties have an ownership interest in our trade secrets. For example, we may have disputes arise from conflicting obligations of our employees, consultants or others who are involved in developing our product candidate. Litigation may be necessary to defend against these and other claims challenging ownership of our trade secrets. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable trade secret rights, such as exclusive ownership of, or right to use, trade secrets that are important to our therapeutic programs and other proprietary technologies we may develop. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees.

We may not be successful in obtaining necessary rights to any product candidate we may develop through acquisitions and in-licenses.

We currently solely own intellectual property rights covering our therapeutic programs. Other pharmaceutical companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to our business. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses to such patents from such third-party intellectual property holders. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for our therapeutic programs and other proprietary technologies we may develop. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violations against us or our collaborators may prevent or delay the development and commercialization of our therapeutic programs and other proprietary technologies we may develop.

Our commercial success depends in part on our ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, recently, due to changes in U.S. law referred to as patent reform, new procedures including inter partes review and post-grant review have also been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are commercializing or plan to commercialize our therapeutic programs and in which we are developing other proprietary technologies. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our therapeutic programs and commercializing activities may give rise to claims of infringement of the patent rights of others. We cannot assure you that our therapeutic programs and other proprietary technologies we may develop will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing our therapeutic programs, might assert as infringed by us. It is also possible that patents owned by third parties of which we are aware, but which we do not believe we infringe or that we believe we have valid defenses to any claims of patent infringement, could be found to be infringed by us. It is not unusual that corresponding patents issued in different countries have different scopes of coverage, such that in one country a third-party patent does not pose a material risk, but in another country, the corresponding third-party patent may pose a material risk to our planned products. As such, we monitor third-party patents in the relevant pharmaceutical markets. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that we may infringe.

In the event that any third party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by us. In this case, the holders of such patents may be able to block our ability to commercialize the infringing products or technologies unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize the infringing products or technologies or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing the infringing products or technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing products or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our product candidate or technologies, which could harm our business significantly. Further, we cannot predict whether any required license would be available at all or whether it would be available on commercially reasonable terms. In the event that we could not obtain a license, we may be unable to further develop our product candidate and commercialize our product, if approved, which could harm our business significantly. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

Engaging in litigation defending against third parties alleging infringement of patent and other intellectual property rights is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may in the future pursue invalidity proceedings with respect to third-party patents. The outcome following legal assertions of invalidity is unpredictable. Even if resolved in our favor, these legal proceedings may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of these third parties may be able to sustain the costs of such proceedings more effectively than we can because of their greater financial resources. If we do not prevail in the patent proceedings the third parties may assert a claim of patent infringement directed at our product candidates.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Third parties, such as a competitor, may infringe our patent rights. In an infringement proceeding, a court may decide that a patent owned by us is invalid or unenforceable or may refuse to stop the other party from using the invention at issue on the grounds that the patent does not cover the technology in question. In addition, our patent rights may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time consuming. An adverse result in any litigation proceeding could put our patent rights at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain name or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to make products that are similar to our product candidate or utilize similar technology but that are not covered by the claims of the patents that we license or may own;

●	we might not have been the first to make the inventions covered by our current or future patent applications;

●	we might not have been the first to file patent applications covering our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our current or future patent applications will not lead to issued patents;

●	any patent issuing from our current or future patent applications may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

●

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable;

●	the patents of others may harm our business; and

●

we may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

We partially depend on intellectual property licensed from third parties, and our licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

We are dependent, in part, on patents, know-how and proprietary technology licensed from others. Our licenses to such patents, know-how and proprietary technology may not provide exclusive rights in all relevant fields of use and in all territories in which we may wish to develop or commercialize our products in the future. The agreements under which we license patents, know-how and proprietary technology from others are complex, and certain provisions in such agreements may be susceptible to multiple interpretations.

For example, we are a party to an exclusive option agreement to obtain an exclusive worldwide license with the University of Alberta, pursuant to which we have the option to in-license key patent applications for our Exon 51 skipping AOC for DMD and future product candidates. If we decide to exercise this option, this agreement imposes various diligence, milestone payment, royalty, insurance and other obligations on us and any future license agreements we enter into may do the same. If we fail to comply with obligations under any license agreements, our licensors may have the right to terminate our license, in which event we would not be able to develop or market technology or product candidates covered by the intellectual property licensed under these agreements. In addition, we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of product candidates we may develop. It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. In either event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology or product candidates.

If we or our licensors fail to adequately protect our licensed intellectual property, our ability to commercialize product candidates could suffer. We do not have complete control over the maintenance, prosecution and litigation of our in-licensed patents and patent applications and may have limited control over future intellectual property that may be in-licensed. For example, we cannot be certain that activities such as the maintenance and prosecution by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves, or may not be conducted in accordance with our best interests.

In addition, the resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant patents, know-how and proprietary technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Disputes that may arise between us and our licensors regarding intellectual property subject to a license agreement could include disputes regarding:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	our right to sublicense patent and other rights to third parties under collaborative development relationships;

●

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations; and

●	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected technology or product candidates. As a result, any termination of or disputes over our intellectual property licenses could result in the loss of our ability to develop and commercialize our AOC platform, or AOC products, or we could lose other significant rights, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

For example, our agreements with certain of our third-party research partners provide that improvements developed in the course of our relationship may be owned solely by either us or our third-party research partner, or jointly between us and the third party. If we determine that rights to such improvements owned solely by a research partner or other third party with whom we collaborate are necessary to commercialize our product candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing our product candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our product candidates or allow our competitors or others the chance to access technology that is important to our business. We also may need the cooperation of any co-owners of our intellectual property in order to enforce such intellectual property against third parties, and such cooperation may not be provided to us.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

The growth of our business may depend in part on our ability to acquire, in-license or use third-party proprietary rights. For example, our product candidates may require specific formulations to work effectively and efficiently, we may develop product candidates containing our compounds and pre-existing pharmaceutical compounds, or we may be required by the FDA or comparable foreign regulatory authorities to provide a companion diagnostic test or tests with our product candidates, any of which could require us to obtain rights to use intellectual property held by third parties. In addition, with respect to any patents we may co-own with third parties, we may require licenses to such co-owners interest to such patents. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Were that to happen, we may need to cease use of the compositions or methods covered by those third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on those intellectual property rights, which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Even if we hold such an option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established or have greater resources than we do may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to develop or market. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of certain programs and our business financial condition, results of operations and prospects could suffer.

We, our collaborators and our service providers may be subject to a variety of privacy and data security laws and contractual obligations, which could increase compliance costs and our failure to comply with them could subject us to potentially significant fines or penalties and otherwise harm our business.

We maintain a large quantity of sensitive information, including confidential business and patient health information in connection with our preclinical studies, and are subject to laws and regulations governing the privacy and security of such information. The global data protection landscape is rapidly evolving, and we may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand or if we operate in foreign jurisdictions. These laws and regulations may be subject to differing interpretations, which adds to the complexity of processing personal data. Guidance on implementation and compliance practices are often updated or otherwise revised.

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. By way of example, HIPAA imposes privacy and security requirements and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the U.S. Department of Health and Human Services (HHS), affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the FTC failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act (the FTCA), 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. By way of example, the California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

In the European Union, in May 2018, a new privacy regime, the General Data Protection Regulation, the GDPR, took effect in the European Economic Area, the EEA. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of European persons. Among other things, the GDPR imposes new requirements regarding the security of personal data and notification of data processing obligations to the competent national data processing authorities, changes the lawful bases on which personal data can be processed, expands the definition of personal data and requires changes to informed consent practices, as well as more detailed notices for clinical trial subjects and investigators. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Moreover, the United Kingdom leaving the EU could also lead to further legislative and regulatory changes. It remains unclear how the United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfer to the United Kingdom from the EU will be regulated, especially following the United Kingdom’s departure from the EU on January 31, 2020. However, the United Kingdom has transposed the GDPR into domestic law with the Data Protection Act 2018, which remains in force following the United Kingdom’s departure from the EU. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If we fail to comply with any such laws or regulations, we may face significant fines and penalties that could adversely affect our business, financial condition and results of operations.

Our use of open source software could impose limitations on our ability to commercialize our product candidates.

Our use of open source software could impose limitations on our ability to commercialize our product candidates. As a result, as we seek to use our platform in connection with commercially available products, we may be required to license that software under different license terms, which may not be possible on commercially reasonable terms, if at all. If we are unable to license software components on terms that permit its use for commercial purposes, we may be required to replace those software components, which could result in delays, additional cost and additional regulatory approvals.

Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the software code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales for us. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that those licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our product candidates. We could be required to seek licenses from third parties in order to continue offering our product candidates, to re-engineer our product candidates or to discontinue the sale of our product candidates in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Our Common Stock and This Offering

There has been no public market for our common stock and an active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on the Nasdaq Global Market (Nasdaq), an active trading market for our common stock may never develop or be sustained following this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for stock of biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by those factors discussed in this “Risk Factors” section and many others, including:

●	results of our preclinical studies and clinical trials, and the results of trials of our competitors or those of other companies in our market sector;

●	our ability to enroll subjects in our future clinical trials;

●	regulatory approval of our product candidates, or limitations to specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	regulatory developments in the United States and foreign countries;

●	changes in the structure of healthcare payment systems;

●	the success or failure of our efforts to develop, acquire or license additional product candidates;

●	innovations, clinical trial results, product approvals and other developments regarding our competitors;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

●	manufacturing, supply or distribution delays or shortages;

●	any changes to our relationship with any manufacturers, suppliers, collaborators or other strategic partners;

●	achievement of expected product sales and profitability;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	market conditions in the biopharmaceutical sector and issuance of securities analysts’ reports or recommendations;

●	trading volume of our common stock;

●	an inability to obtain additional funding;

●	sales of our stock by insiders and stockholders;

●	general economic, industry and market conditions other events or factors, many of which are beyond our control;

●	additions or departures of key personnel; and

●	intellectual property, product liability or other litigation against us.

In addition, in the past, stockholders have initiated class action lawsuits against biopharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the completion of this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $9.40 per share, based upon the initial public offering price of $18.00 per share. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to significantly influence all matters submitted to stockholders for approval.

Following the completion of this offering, our executive officers, directors and greater than 5% stockholders, in the aggregate, will own approximately 31.7% of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants). As a result, such persons, acting together, will have the ability to significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, under the terms of our Loan Agreement, we are prohibited from paying any cash dividends without the consent of the lenders and any future debt agreements may preclude us from paying dividends. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Based on shares of common stock outstanding as of March 31, 2020, upon the closing of this offering, we will have outstanding a total of 35,350,798 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. Of these shares, only the 14,400,000 shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, unless they are purchased by one of our affiliates.

Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriters pursuant to which they may not, with limited exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of Cowen and Company, LLC, SVB Leerink LLC, Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC. The underwriters may permit our officers, directors and other securityholders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements at any time in their sole discretion. See “Underwriting.” Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline. After the lock-up agreements expire, up to an additional 20,950,798 shares of common stock will be eligible for sale in the public market, of which 12,484,330 shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act.

In addition, as of March 31, 2020, 2,413,583 shares of common stock that are subject to outstanding options under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of 19,957,505 shares of our outstanding common stock, or approximately 56.5% of our total outstanding common stock based on shares outstanding as of March 31, 2020, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting and the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to Sarbanes-Oxley;

●

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of Sarbanes-Oxley, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Pursuant to Section 404 of Sarbanes-Oxley, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2021. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If we or, if required, our auditors are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could significantly reduce the value of our shares to a potential acquiror or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents will include the following:

●	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●

the exclusive right of our board of directors, unless the board of directors grants such right to the stockholders, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

●	the required approval of at least 66-2/3% of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;

●

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

●	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

●

the required approval of at least 66-2/3% of the shares entitled to vote to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

●	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

●	an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;

●

the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

●

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us, because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of our management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, research and development plans, the anticipated timing, costs, design and conduct of our ongoing and planned preclinical studies and planned clinical trials for our product candidates, our plans to use our AOC product platform to expand our pipeline of product candidates and develop marketable products, the timing and likelihood of regulatory filings and approvals for our product candidates, the impact of COVID-19 on our business, our ability to commercialize our product candidates, if approved, the pricing and reimbursement of our product candidates, if approved, the potential to develop future product candidates, the potential benefits of strategic collaborations and our intent to enter into any strategic arrangements, the timing and likelihood of success, plans and objectives of management for future operations, and future results of anticipated product development efforts, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to rely unduly upon them.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common stock that we are offering will be approximately $238.1 million (or approximately $274.3 million if the underwriters exercise their option to purchase additional shares in full), based upon the initial public offering price of $18.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

●	approximately $65.0 million to advance the development of AOC 1001 for DM1 through the completion of our planned Phase 1/2 clinical trial;

●	approximately $35.0 million to advance the development of our AOC for DMD into clinical development;

●	approximately $25.0 million to advance the development of our AOC for muscle atrophy into clinical development; and

●	the remainder for other development work associated with advancing our AOC platform and for working capital and general corporate purposes.

We may also use a portion of the remaining net proceeds and our existing cash and cash equivalents to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

We believe, based on our current operating plan, that the net proceeds from this offering together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next 36 months from the date of this prospectus. However, our expected use of proceeds from this offering described above represents our current intentions based on our present plans and business condition. We cannot predict with certainty all of the particular uses of the net proceeds from this offering or the actual amounts that we will spend on the uses set forth above. The net proceeds from this offering, together with our cash and cash equivalents, will not be sufficient for us to fund all of our product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of each of our product candidates.

The amounts and timing of our actual expenditures will depend on numerous factors, including the time and cost necessary to conduct our ongoing and planned preclinical studies and planned clinical trials, the results of such studies and trials, and other factors described in “Risk Factors,” as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

Pending the uses described above, we plan to invest the net proceeds from this offering in short- and intermediate-term, investment grade interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, under the terms of our Loan Agreement, we are prohibited from paying any cash dividends without the consent of SVB.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2020:

●	on an actual basis;

●

on a pro forma basis to reflect (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 17,921,069 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and preferred stock warrant liabilities to permanent equity immediately prior to the closing of this offering, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

●

on a pro forma as adjusted basis to give further effect to our issuance and sale of 14,400,000 shares of our common stock in this offering at the initial public offering price of $18.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only. You should read this information in conjunction with our financial statements and related notes included elsewhere in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of March 31, 2020
(in thousands, except share and par value data)	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)
Cash and cash equivalents	$88,751	$88,751	$326,857

Convertible preferred stock, $0.0001 par value; 38,054,628 shares authorized, 37,804,563 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$136,920	$–	$–
Preferred stock warrant liabilities	45	–	–
Long-term debt	3,878	3,878	3,878
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 40,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	–	–	–
Common stock, $0.0001 par value; 52,042,016 shares authorized, 3,029,729 shares issued and outstanding, including 141,686 shares subject to forfeiture or a right of repurchase, actual; 400,000,000 shares authorized, 20,950,798 shares issued and outstanding, including 141,686 shares subject to forfeiture or a right of repurchase, pro forma; 400,000,000 shares authorized, 35,350,798 shares issued and outstanding, including 141,686 shares subject to forfeiture or a right of repurchase, pro forma as adjusted	–	2	3
Additional paid-in capital	(42,693)	94,270	332,375

Accumulated deficit	(28,270)	(28,270)	(28,270)

Total stockholders’ equity (deficit)	(70,963)	66,002	304,108

Total capitalization	$69,880	$69,880	$307,986

The number of shares of our common stock to be outstanding after this offering set forth above is based on 20,950,798 shares of our common stock outstanding as of March 31, 2020, including 141,686 shares subject to forfeiture or our right of repurchase, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 17,921,069 shares of our common stock immediately prior to the closing of this offering, and excludes:

●	2,413,583 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2020, at a weighted-average exercise price of $1.17 per share;

●	345,706 shares of common stock issuable upon the exercise of outstanding stock options granted after March 31, 2020, at an exercise price of $8.82 per share;

●	17,251 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2020, at a weighted-average exercise price of $2.45 per share;

●

3,900,000 shares of common stock reserved for future issuance under our the 2020 Plan, which became effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the 2020 Plan); and

●

325,000 shares of common stock reserved for future issuance under our ESPP, which became effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the ESPP).

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of March 31, 2020, our historical net tangible book value (deficit) was $(71.0) million, or $(23.42) per share of our common stock, based on 3,029,729 shares of common stock issued and outstanding as of such date, including 141,686 shares subject to forfeiture or our right of repurchase as of such date. Our historical net tangible book value per share represents total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding at March 31, 2020.

On a pro forma basis, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 17,921,069 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock and preferred stock warrant liabilities to permanent equity immediately prior to the closing of this offering, our pro forma net tangible book value as of March 31, 2020 would have been approximately $66.0 million, or approximately $3.15 per share of our common stock.

After giving further effect to the sale of 14,400,000 shares of common stock in this offering at the initial public offering price of $18.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been approximately $304.1 million, or approximately $8.60 per share. This amount represents an immediate increase in pro forma net tangible book value of approximately $5.45 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $9.40 per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Initial public offering price per share		$18.00
Historical net tangible book value (deficit) per share as of March 31, 2020	$(23.42)
Pro forma increase in historical net tangible book value per share as of March 31, 2020 attributable to the pro forma adjustments described above	26.57

Pro forma net tangible book value per share as of March 31, 2020	3.15
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering	5.45

Pro forma as adjusted net tangible book value per share after this offering		8.60

Dilution per share to new investors participating in this offering		$9.40

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be approximately $9.07 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be approximately $5.92 per share and the dilution per share to new investors would be $8.93 per share.

The following table summarizes on the pro forma as adjusted basis described above, as of March 31, 2020, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculations below are based upon the initial public offering price of $18.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	20,950,798	59.3%	$131,600,000	33.7%	$6.28
New investors participating in this offering	14,400,000	40.7	259,200,000	66.3	$18.00

Total	35,350,798	100.0%	$390,800,000	100.0%

If the underwriters exercise their option to purchase additional shares of our common stock in full:

●

the percentage of shares of common stock held by existing stockholders before this offering will decrease to approximately 55.9% of the total number of shares of our common stock outstanding after this offering; and

●

the number of shares held by new investors participating in this offering will increase to 16,560,000, or approximately 44.1% of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations on a pro forma and pro forma as adjusted basis are based on 20,950,798 shares of our common stock outstanding as of March 31, 2020, including 141,686 shares subject to forfeiture or our right of repurchase, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 17,921,069 shares of our common stock immediately prior to the closing of this offering, and exclude:

●	2,413,583 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2020, at a weighted-average exercise price of $1.17 per share;

●	345,706 shares of common stock issuable upon the exercise of outstanding stock options granted after March 31, 2020, at an exercise price of $8.82 per share;

●	17,251 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2020, at a weighted-average exercise price of $2.45 per share;

●

3,900,000 shares of common stock reserved for future issuance under our the 2020 Plan, which became effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the 2020 Plan); and

●

325,000 shares of common stock reserved for future issuance under our ESPP, which became effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the ESPP).

To the extent any outstanding options, warrants or other rights are exercised, or we issue additional equity or convertible securities in the future, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

The following tables set forth our selected historical financial data as of, and for the periods ended on, the dates indicated. We have derived the selected statements of operations data for the years ended December 31, 2018 and 2019 and the selected balance sheet data as of December 31, 2018 and 2019 from our audited financial statements included elsewhere in this prospectus. We have derived the selected statements of operations data for the three months ended March 31, 2019 and 2020 and the selected balance sheet data as of March 31, 2020 from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on a basis consistent with our audited financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our results of operations for the three months ended March 31, 2019 and 2020 and our financial position as of March 31, 2020. You should read these data together with our financial statements and related notes included elsewhere in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of our future results.

	Year Ended December 31,		Three Months Ended March 31,
(in thousands, except share and per share data)	2018	2019	2019	2020
			(unaudited)

Statements of Operations Data:
Revenue:
Collaboration and contract research	$379	$2,319	$–	$1,358

Total revenue	379	2,319	–	1,358
Operating expenses:
Research and development	8,436	14,539	1,262	5,544
General and administrative	2,441	5,112	912	1,964

Total operating expenses	10,877	19,651	2,174	7,508

Loss from operations	(10,498)	(17,332)	(2,174)	(6,150)
Interest and other income (expense):
Interest income	–	–	–	143
Interest expense	(718)	(7,387)	(372)	(78)
Change in fair value of warrant liabilities	–	(15)	(3)	–

Total interest and other income (expense)	(718)	(7,402)	(375)	65

Net loss	$(11,216)	$(24,734)	$(2,549)	$(6,085)

Net loss per share/unit, basic and diluted(1)	$(4.53)	$(9.12)	$(0.97)	$(2.14)

Weighted-average shares/units outstanding, basic and diluted(1)	2,476,774	2,713,460	2,633,144	2,844,860

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(1.44)		$(0.29)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(1)		12,431,662		20,681,971

(1)

See Note 2 to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical net loss per share/unit, basic and diluted, and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31, 2020
(in thousands)	2018	2019
			(unaudited)

Balance Sheet Data:
Cash and cash equivalents	$3,090	$94,578	$88,751
Working capital (deficit)(1)	(1,374)	85,440	78,916
Total assets	3,982	96,907	92,678
Convertible notes (including accrued interest)	3,184	–	–
Long-term debt, including current portion	7,140	4,544	3,878
Convertible preferred units/stock	32,693	134,720	136,920
Predecessor’s/accumulated deficit	(41,555)	(22,185)	(28,270)
Total members’/stockholders’ equity (deficit)	(41,129)	(65,357)	(70,963)

(1)

We define working capital (deficit) as total current assets less total current liabilities. See our financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis are set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, and includes forward looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are pioneering a new class of oligonucleotide-based therapies called AOCs designed to overcome the current limitations of oligonucleotide therapies in order to treat a wide range of serious diseases. We utilize our proprietary AOC platform to design, engineer and develop therapeutics that combine the tissue selectivity of mAbs and the precision of oligonucleotide therapies in order to access previously undruggable tissue and cell types and more effectively target underlying genetic drivers of diseases. We are initially focused on muscle diseases to demonstrate the capabilities of our AOCs, and our muscle franchise consists of five programs. Our lead product candidate, AOC 1001, is designed to treat DM1, a rare monogenic muscle disease. We expect to submit an IND for AOC 1001 in 2021 and plan to initiate a Phase 1/2 clinical trial by the end of the same year. We also intend to advance AOC product candidates in our four other muscle programs focused on the treatment of muscle atrophy, DMD, FSHD and Pompe disease. In addition to our muscle franchise, we have development efforts focused on immune and other cell types.

Since our inception in 2012, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, developing our proprietary AOC platform, identifying potential product candidates, establishing our intellectual property portfolio and conducting research and preclinical studies, and providing other general and administrative support for these operations. We have not generated any revenue from product sales and, as of March 31, 2020, we have raised a total of $166.2 million to fund our operations, comprised of aggregate gross proceeds of $131.6 million from the sale and issuance of convertible preferred units and stock and convertible notes, $27.6 million from funding under collaboration and research services agreements, and $7.0 million from loans under our credit facility with SVB. As of March 31, 2020, we had cash and cash equivalents of $88.8 million.

We have incurred operating losses in each year since inception. Our net losses were $11.2 million and $24.7 million for the years ended December 31, 2018 and 2019, respectively, and $6.1 million for the three months ended March 31, 2020. As of March 31, 2020, we had an accumulated deficit of $28.3 million. We expect our expenses and operating losses will increase substantially as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities, utilize third parties to manufacture our product candidates and related raw materials, hire additional personnel, protect our intellectual property and incur additional costs associated with being a public company, including audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our preclinical studies and clinical trials and our expenditures on other research and development activities, as well as the generation of any collaboration and services revenue.

Based upon our current operating plans, we believe that the estimated net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next 36 months from the date of this offering. While we may generate revenue under our current and/or future collaboration agreements, we do not expect to generate any revenues from product sales until we successfully complete development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years and may never occur. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Agreement and Plan of Conversion

In April 2019, we entered into an Agreement and Plan of Conversion, pursuant to which we converted from Avidity Biosciences LLC, a Delaware limited liability company (Avidity LLC), into Avidity Biosciences, Inc., a Delaware corporation (Avidity Inc.). All of the membership interests of Avidity LLC were converted into securities of Avidity Inc., as follows: (i) each outstanding common unit of Avidity LLC converted into one share of Avidity Inc.’s common stock; (ii) each outstanding Series A convertible preferred unit of Avidity LLC converted into one share of Avidity Inc.’s Series A convertible preferred stock; and (iii) each outstanding Series B convertible preferred unit of Avidity LLC converted into one share of Avidity Inc.’s Series B convertible preferred stock. Outstanding convertible notes, warrants and stock awards under Avidity LLC’s employee benefit and incentive compensation plans continued on the same terms and conditions and became binding upon Avidity Inc.

Research Collaboration and License Agreement with Lilly

In April 2019, we entered into the Lilly Agreement with Lilly for the discovery, development and commercialization of AOC products in immunology and other select indications on a worldwide basis. Under the Lilly Agreement, we and Lilly will collaborate on preclinical research and discovery activities for such products, with Lilly being responsible for funding the cost of such activities by both parties. Lilly will also lead the clinical development, regulatory approval and commercialization of all such products, at its sole cost. We granted Lilly an exclusive, worldwide, royalty-bearing license, with the right to sublicense, under our technology to research, develop, manufacture, and sell products containing AOCs that are directed to up to six mRNA targets. We retain the right to use our technology to perform our obligations under the agreement and for all purposes not granted to Lilly.

Lilly paid us an upfront license fee of $20.0 million in 2019, and we are eligible to receive up to $60.0 million in development milestone payments, up to $140.0 million in regulatory milestone payments and up to $205.0 million in commercialization milestone payments per target. We are eligible to receive a tiered royalty ranging from the mid-single to low-double digits from Lilly on worldwide annual net sales of licensed products, subject to specified and capped reductions for the market entry of biosimilar products, loss of patent coverage of licensed products and for payments owed to third parties for additional rights necessary to commercialize licensed products in the territory.

Concurrently with the Lilly Agreement, we issued a convertible promissory note to Lilly (the Lilly Note) and received cash proceeds of $15.0 million in 2019. The Lilly Note accrued simple interest of 8.0% per annum and, if not converted, would have matured in October 2020. In connection with the sale of our Series C convertible preferred stock in November 2019, all outstanding principal and interest accrued under the Lilly Note converted into 4,576,342 shares of our Series C convertible preferred stock, at a conversion price equal to 80% of the per share cash price paid by the investors in the Series C convertible preferred stock financing.

Components of Results of Operations

Revenue

Our revenue to date has been derived from payments received under the Lilly Agreement and payments for research services under other research services agreements. Our services under these other research services agreements were substantially completed in early 2018, and therefore no related revenue was recognized in 2019 or is expected in future periods. For the foreseeable future, we may generate revenue from reimbursements of services under the Lilly Agreement, as well as a combination of upfront payments and milestone payments under our current and/or future collaboration agreements. We do not expect to generate any revenue from the sale of products unless and until such time that our product candidates have advanced through clinical development and regulatory approval, if ever. We expect that any revenue we generate, if at all, will fluctuate from quarter-to-quarter as a result of the timing and amount of payments relating to such services and milestones and the extent to which any of our products are approved and successfully commercialized. If we fail to complete preclinical and clinical development of product candidates or obtain regulatory approval for them, our ability to generate future revenues, and our results of operations and financial position would be adversely affected.

Operating Expenses

Research and Development

Research and development expenses consist of external and internal costs associated with our research and development activities, including our discovery and research efforts, and the preclinical and clinical development of our product candidates. Our research and development expenses include:

●	external costs, including expenses incurred under arrangements with third parties, such as CROs, contract manufacturers, consultants and our scientific advisors; and

●	internal costs, including:

●	employee-related expenses, including salaries, benefits, and stock-based compensation;

●	the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study materials; and

●	facilities, information technology and depreciation, which include direct and allocated expenses for rent and maintenance of facilities and depreciation of leasehold improvements and equipment.

Research and development costs, including third-party costs reimbursed under our collaboration with Lilly, are expensed as incurred, with reimbursements of such amounts being recognized as revenue. We account for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received.

At any one time, we are working on multiple programs. Our internal resources, employees and infrastructure are not directly tied to any one research or drug discovery program and are typically deployed across multiple programs. As such, we do not track internal costs on a specific program basis. The following table summarizes our external costs and internal costs for the periods presented (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)
External costs	$1,448	$6,634	$40	$3,006
Internal costs:
Salaries and benefits	3,582	5,011	940	1,582
Facilities and other unallocated costs	3,406	2,894	282	956

Total internal costs	6,988	7,905	1,222	2,538

Total research and development expenses	$8,436	$14,539	$1,262	$5,544

We expect our research and development expenses to increase for the foreseeable future as we continue to conduct our ongoing research and development activities, advance our preclinical research programs toward clinical development, including conducting IND-enabling studies, and conduct clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time consuming. We may never succeed in achieving marketing approval for any of our product candidates.

The timelines and costs with research and development activities are uncertain can vary significantly for each product candidate and development program and are difficult to predict. We anticipate we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to preclinical and clinical results, regulatory developments, ongoing assessments as to each program’s commercial potential, and our ability to maintain or enter into new collaborations, to the extent we determine the resources or expertise of a collaborator would be beneficial for a given program. We will need to raise substantial additional capital in the future. In addition, we cannot forecast which development programs may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our development costs may vary significantly based on factors such as:

●	the number and scope of preclinical and IND-enabling studies;

●	per patient trial costs;

●	the number of trials required for approval;

●	the number of sites included in the trials;

●	the countries in which the trials are conducted;

●	the length of time required to enroll eligible patients;

●	the number of patients that participate in the trials;

●	the number of doses that patients receive;

●	the drop-out or discontinuation rates of patients;

●	potential additional safety monitoring requested by regulatory agencies;

●	the duration of patient participation in the trials and follow-up;

●	the cost and timing of manufacturing our product candidates;

●	the phase of development of our product candidates; and

●	the efficacy and safety profile of our product candidates.

General and Administrative

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and stock-based compensation, for employees in our finance, accounting, legal, business development and support functions. Other general and administrative expenses include allocated facility, information technology and depreciation related costs not otherwise included in research and development expenses and professional fees for auditing, tax, intellectual property and legal services. Costs related to filing and pursuing patent applications are recognized as general and administrative expenses as incurred since recoverability of such expenditures is uncertain.

We expect our general and administrative expenses will increase for the foreseeable future to support our increased research and development activities and increased costs of operating as a public company. These increased costs will likely include increased expenses related to audit, legal, regulatory and tax services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations costs associated with operating as a public company.

Interest and Other Income (Expense)

Interest income

Interest income consists primarily of interest earned on our cash and cash equivalents.

Interest expense

Interest expense consists of cash and non-cash interest expense associated with our financing arrangements, which include borrowings under our Loan Agreement with SVB and convertible notes with certain of our investors.

Other expense

We classify our outstanding warrants to purchase shares of our Series A convertible preferred stock as liabilities on our balance sheets at their estimated fair value since the underlying convertible preferred stock is classified as temporary equity. At the end of each reporting period, changes in the estimated fair value during the period are recorded as a component of interest and other expense.

Results of Operations

Comparison of the Three Months Ended March 31, 2019 and 2020

The following table summarizes our results of operations for the three months ended March 31, 2019 and 2020 (in thousands):

	Three Months Ended March 31,
	2019	2020
	(unaudited)
Revenue	$–	$1,358
Research and development expenses	1,262	5,544
General and administrative expenses	912	1,964
Interest and other income (expense)	(375)	65

Net loss	$(2,549)	$(6,085)

Revenue

Revenue was $0 for the three months ended March 31, 2019 compared to $1.4 million for the three months ended March 31, 2020. Revenue during the three months ended March 31, 2020 was derived from the Lilly Agreement, which was entered into in April 2019.

Research and Development Expenses

Research and development expenses were $1.3 million for the three months ended March 31, 2019 compared to $5.5 million for the three months ended March 31, 2020. The increase of $4.2 million was primarily driven by a $3.6 million increase in expenses incurred in connection with research and preclinical studies, including manufacturing activities, related to AOC 1001 and our other development programs, as well as a $0.6 million increase in personnel costs.

General and Administrative Expenses

General and administrative expenses were $0.9 million for the three months ended March 31, 2019 compared to $2.0 million for the three months ended March 31, 2020. The increase of $1.1 million was primarily driven by increases of $0.7 million in personnel costs and $0.4 million in intellectual property patent filing costs.

Interest and Other Income (Expense)

Interest and other expense was $0.4 million for the three months ended March 31, 2019 compared to interest and other income of $0.1 million for the three months ended March 31, 2020. The decrease of expense was primarily related to reduced interest expense as a result of the conversion in November 2019 of all outstanding convertible notes issued to certain of our investors.

Comparison of the Years Ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019 (in thousands):

	Year Ended December 31,
	2018	2019
Revenue	$379	$2,319
Research and development expenses	8,436	14,539
General and administrative expenses	2,441	5,112
Interest and other expense	718	7,402

Net loss	$(11,216)	$(24,734)

Revenue

Revenue was $0.4 million for the year ended December 31, 2018 compared to $2.3 million for the year ended December 31, 2019. Revenue during the year ended December 31, 2019 was derived from the Lilly Agreement, which was entered into in April 2019. Revenue during the year ended December 31, 2018 was derived from the performance of research and development activities pursuant to agreements with other parties, which were substantially completed in early 2018.

Research and Development Expenses

Research and development expenses were $8.4 million for the year ended December 31, 2018 compared to $14.5 million for the year ended December 31, 2019. The increase of $6.1 million was primarily driven by a $4.7 million increase in expenses incurred in connection with research and preclinical studies, including manufacturing activities, related to AOC 1001 and our other development programs, as well as a $1.4 million increase in personnel costs.

General and Administrative Expenses

General and administrative expenses were $2.4 million for the year ended December 31, 2018 compared to $5.1 million for the year ended December 31, 2019. The increase of $2.7 million in 2019 was primarily driven by increases of $1.1 million in personnel costs, $0.4 million in professional services, $0.3 million in legal costs incurred in connection with the Lilly Agreement and $0.2 million in intellectual property patent filing costs.

Interest and Other Expense

Interest and other expense was $0.7 million for the year ended December 31, 2018 compared to $7.4 million for the year ended December 31, 2019. The increase of $6.7 million was primarily related to interest expense incurred in 2019 in connection with our outstanding convertible notes issued to certain of our investors, including $5.7 million of noncash interest expense representing the accretion of debt premium and issuance costs, and additional interest in connection with the Loan Agreement.

Liquidity and Capital Resources

Sources of Liquidity

From our inception through March 31, 2020, we have received aggregate gross proceeds of $131.6 million from the sale of convertible preferred units and stock and convertible notes, $27.6 million from research funding under the Lilly Agreement and other research services agreements and $7.0 million from loans under the Loan Agreement.

Convertible Promissory Notes

In July 2018 and February 2019, we issued convertible promissory notes to certain of our existing investors and received proceeds of $3.0 million and $4.5 million, respectively (the 2018 Notes and 2019 Notes, respectively). The 2018 Notes and 2019 Notes accrued simple interest at a rate of 8% and 10% per annum, respectively, and had a maturity date in December 2020, subject to earlier conversion.

In addition, in April 2019, as described above, in connection with the Lilly Agreement, we issued the Lilly Note and received cash proceeds of $15.0 million.

In November 2019, in connection with our Series C financing transaction, all outstanding amounts of principal and accrued interest from the 2018 Notes, 2019 Notes and Lilly Note, which totaled $23.8 million, were converted into an aggregate of 6,893,036 shares of our Series C convertible preferred stock.

SVB Loan and Security Agreement

In June 2017, we entered into an amendment to our Loan Agreement with SVB, which provided up to $7.0 million in available borrowings in two tranches. In 2017, we drew the first tranche of $5.0 million, of which $4.6 million was used to repay our existing debt obligations to SVB. In August 2018, we drew the second tranche of $2.0 million. Interest accrues on the unpaid principal balance at an adjustable annual rate of the prime rate per the Wall Street Journal plus 0.20%. In addition to our monthly payments of principal and interest, our repayment obligations include a final payment of 6.5% of the original principal advanced which is due upon final maturity of the loan in June 2021. As of March 31, 2020, $3.5 million of principal was outstanding under the Loan Agreement and no amounts remained available for us to borrow thereunder.

The Loan Agreement is collateralized by substantially all of our assets, excluding intellectual property, which is subject to a negative pledge. The Loan Agreement contains customary affirmative and negative covenants and events of default applicable to us. The affirmative covenants include, among others, covenants requiring us to maintain governmental approvals, deliver certain financial reports, maintain insurance coverage and protect material intellectual property. The negative covenants include, among others, restrictions on us transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying cash dividends or making other distributions, making investments, creating liens, selling assets and making any payment on subordinated debt, in each case subject to certain exceptions.

In connection with execution of the Loan Agreement, we issued SVB a warrant to purchase 16,474 shares of our Series A convertible preferred stock at an exercise price of $2.2615 per share, exercisable at any time following issuance. The preferred stock warrant has a term of ten years. The warrant will become exercisable for an aggregate of 7,809 shares of our common stock upon the completion of this offering at an exercise price of $4.77 per share. In connection with the First

Amendment in June 2017, we issued SVB an additional warrant to purchase 9,442 shares of common stock at an exercise price of $0.53 per share, exercisable at any time following issuance. The common stock warrant has a term of seven years.

Future Capital Requirements

As of March 31, 2020, we had cash and cash equivalents in the amount of $88.8 million. Based upon our current operating plans, we believe that the estimated net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next 36 months from the date of this prospectus. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Additionally, the process of conducting preclinical studies and testing product candidates in clinical trials is costly, and the timing of progress and expenses in these studies and trials is uncertain.

Our future capital requirements are difficult to forecast and will depend on many factors, including but not limited to:

●

the type, number, scope, progress, expansions, results, costs and timing of, discovery, preclinical studies and clinical trials of our product candidates which we are pursuing or may choose to pursue in the future;

●	the costs and timing of manufacturing for our product candidates and commercial manufacturing if any product candidate is approved;

●	the costs, timing and outcome of regulatory review of our product candidates;

●	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

●	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

●	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;

●	the costs associated with hiring additional personnel and consultants as our preclinical and clinical activities increase;

●	the timing and amount of the milestone or other payments made to us under the Lilly Agreement Lilly or any future collaboration agreements;

●	the costs and timing of establishing or securing sales and marketing capabilities if any product candidate is approved;

●	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

●	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements; and

●	costs associated with any products or technologies that we may in-license or acquire.

We currently have no additional borrowing available under our Loan Agreement with SVB or other committed sources of capital. Until we can generate a sufficient amount of product revenue to finance our cash requirements, if ever, we expect to finance our future cash needs primarily through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through other collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates to third parties that we would otherwise prefer to develop and market ourselves.

Cash Flows

The following table shows a summary of our cash flows for the periods presented (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)
Net cash (used in) provided by:
Operating activities	$(9,655)	$2,490	$(2,086)	$(7,140)
Investing activities	(49)	(235)	–	(10)
Financing activities	5,144	89,233	3,822	1,323

Net (decrease) increase in cash	$(4,560)	$91,488	$1,736	$(5,827)

Operating Activities

Cash used in operating activities was $2.1 million during the three months ended March 31, 2019 as compared to $7.2 million during the three months ended March 31, 2020. The increase of $5.1 million was the result of an increase in our net loss adjusted for increases in non-cash items totaling $3.5 million and an increase in the net changes in working capital totaling $1.6 million.

Cash provided by operating activities was $2.5 million during the year ended December 31, 2019 as compared to cash used in operating activities of $9.7 million during the year ended December 31, 2018. The increase of $12.1 million was the result of an increase in deferred revenue of $18.9 million, partially offset by a $13.5 million increase in net loss adjusted for increases in non-cash items totaling $7.2 million and a decrease in the net changes in working capital totaling $0.5 million.

Investing Activities

Net cash used in investing activities was $10,000 during the three months ended March 31, 2020 as compared to $0 during the three months ended March 31, 2019. This change primarily was the result of additional purchases of property and equipment.

Net cash used in investing activities was $0.2 million during the year ended December 31, 2019 as compared to $49,000 during the year ended December 31, 2018. This change primarily was the result of additional purchases of property and equipment in 2019.

Financing Activities

Net cash provided by financing activities was $3.8 million during the three months ended March 31, 2019 as compared to $1.3 million during the three months ended March 31, 2020. During the three months ended March 31, 2019, we received $4.5 million from the issuance of convertible notes and made principal payments on our Loan Agreement of $0.7 million. During the three months ended March 31, 2020, we received $2.2 million from the sale of shares of our Series C convertible preferred stock, made principal payments on our Loan Agreement of $0.7 million and paid $0.2 million of deferred financing costs.

Net cash provided by financing activities was $89.2 million during the year ended December 31, 2019 as compared to $5.1 million during the year ended December 31, 2018. During 2019, we received $92.1 million from the sale of shares of our Series C convertible preferred stock, net of issuance costs, and the issuance of convertible notes. During 2018, we received $3.0 million from the issuance of convertible notes and $2.0 million from a draw under the Loan Agreement.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments at December 31, 2019 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations, including interest and final payment(1)	$4,822	$2,947	$1,875	$–	$–
Operating lease obligations(2)	798	393	405	–	–
Non-cancellable purchase obligations(3)	6,092	5,950	142	–	–

Total	$11,712	$9,290	$2,422	$–	$–

(1)	We will make principal and interest payments to SVB in accordance with the required payment schedule.
(2)

Represents monthly payments under our operating lease obligations which relate to our corporate headquarters in San Diego, California. We lease 8,561 square feet of office space under an operating lease that expires in December 2021.

(3)	Represents purchase commitments with two contract manufacturing organizations for the manufacture of materials used in our preclinical and planned clinical trials.

As of March 31, 2020, we had $8.4 million of outstanding non-cancellable purchase commitments with two contract manufacturing organizations for the manufacture of materials for use in our preclinical and planned clinical trials. Approximately $8.2 million of the purchase commitments are expected to be paid within the next twelve months.

We enter into contracts in the normal course of business for contract research services, contract manufacturing services, professional services and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not included in the table above.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements as defined under rules and regulations of the SEC.

Critical Accounting Polices and Estimates

This management discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities revenue and expenses. On an ongoing basis, we evaluate these estimates and judgments. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue and expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates.

While our significant accounting policies are described in more detail in Note 2 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to understanding and evaluating our historical and future performance.

Revenue Recognition

To date, all of our revenue has been derived from our collaboration and research agreements entered into with Lilly and other various parties. The terms of these arrangements include payments to us for the following: non-refundable, up-front license fees; development, regulatory and commercial milestone payments; payments for research and development services provided by us or for manufacturing supply services we may provide through our contract manufacturers; and royalties on net sales of licensed products.

Effective January 1, 2019, we began recognizing revenue in accordance with the provisions of Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606). The adoption of Topic 606 using the modified retrospective approach did not have a material impact on our financial position, results of operations or cash flows as we did not have any revenue-generating arrangements in effect at January 1, 2019. In accordance with Topic 606, we perform the following five steps in determining the appropriate amount of revenue to be recognized as we fulfill our obligations under each of these agreements: (i) identification of the contract(s) with a customer; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including any constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when, or as, we satisfy each performance obligation.

If an agreement includes a license to our intellectual property and that license is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenues allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition.

With respect to our assessment of the Lilly Agreement, we identified multiple promises to deliver goods and services, which include at inception of the agreement: (i) a license to technology and patents, information and know-how; and (ii) collaboration, including research services, technical and regulatory support provided by the Company. The Company has identified one performance obligation for all the deliverables under the agreement since the delivered elements are either not capable of being distinct or are not distinct within the context of the contract. Accordingly, the Company will recognize revenue for the fixed or determinable collaboration in an amount proportional to the collaboration expenses incurred and the total estimated collaboration expense over the five-year period over which it expects to deliver its performance obligations. We periodically review and update the estimated collaboration expenses, when appropriate, which adjusts the percentage of revenue that is recognized for the period. While such changes to our estimates have no impact on our reported cash flows, the amount of revenue recorded in the period could be materially impacted.

Through December 31, 2018, we recognized revenue from upfront payments for licenses or options to obtain licenses in the future, milestone payments that were generated from defined research or development events, as well as amounts for other research and development services under strategic alliance and collaboration agreements. We recognized revenue when all four of the following criteria were met: (i) persuasive evidence of an arrangement exists; (ii) products have been delivered or services rendered; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured.

For all periods presented, amounts received prior to satisfying the above revenue recognition criteria were recognized as deferred revenue until all applicable revenue recognition criteria were met. Deferred revenue represented the portion of payments received that have not been earned.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We estimate the fair value of stock option awards using the Black-Scholes option pricing model and recognize forfeitures as they occur.

The Black-Scholes option pricing model requires the use of subjective assumptions, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require judgment to develop. See Note 8 to our financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020. Stock-based compensation totaled approximately $0.1 million, $0.4 million and $4,000 for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020, respectively.

As of March 31, 2020, the unrecognized stock-based compensation expense related to stock options was $7.6 million which is expected to be recognized as expense over a weighted-average period of approximately 3.6 years. The intrinsic value of all outstanding stock options as of March 31, 2020 was approximately $40.6 million, based on the initial public offering price of $18.00 per share, of which approximately $1.9 million related to vested options and approximately $38.7 million related to unvested options.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our equity awards when performing fair value calculations. The fair value of the common stock underlying our equity awards was determined on each grant date by our board of directors, taking into account input from management and independent third-party valuation analyses. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation (the Practice Aid).

Our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

●	valuations of our common stock performed with the assistance of independent third-party valuation specialists;

●	our stage of development and business strategy, including the status of research and development efforts of our product candidates, and the material risks related to our business and industry;

●	our results of operations and financial position, including our levels of available capital resources;

●	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

●	the lack of marketability of our common stock as a private company;

●

the prices of our convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

●	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;

●	trends and developments in our industry; and

●	external market conditions affecting the life sciences and biotechnology industry sectors.

The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. Each valuation methodology was considered in our valuations.

Historically, we estimated the enterprise value of our business and underlying stock option grants using the back-solve method and used the Option Pricing Method (OPM) to allocate enterprise value. The back-solve method is a market approach that assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor. Under OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options. We believed the OPM was the most appropriate method at that time given the expectation of various potential liquidity outcomes and the difficulty of selecting and supporting appropriate enterprise values given our early stage of development. In March 2020, we changed to a hybrid of the OPM and Probability-Weighted Expected Return Method (PWERM). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. Under this hybrid method, we considered the expected initial public offering liquidity scenario, but also used the OPM to capture all other scenarios in the event a near-term initial public offering does not occur.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to complete an initial public offering or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different.

Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Accrued Research and Development Costs

We are required to make estimates of our accrued expenses resulting from our obligations under contracts with CROs, manufacturers, vendors and consultants, in connection with conducting research and development activities. The financial terms of these contracts vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. We reflect research and development expenses in our financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the preclinical study as measured by the timing of various aspects of the study or related activities. In accruing for these activities, we obtain information from various sources and estimates level of effort or expense allocated to each period.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Other Company Information

Net Operating Loss and Research and Development Carryforwards and Other Income Tax Information

As of December 31, 2019, we had federal and state net operating loss (NOL) carryforwards of $15.3 million and $15.0 million, respectively. The net loss generated in 2019 will carryforward indefinitely but the federal NOL carryforwards generated in tax years beginning after December 31, 2020 will only be available to offset up to 80% of future tax income. The state NOL carryforwards will begin to expire in 2039, unless previously utilized.

As of December 31, 2019, we also had federal and state research credit carryforwards of $0.3 million. The federal research and development tax credit carryforwards expire beginning in 2039 unless previously utilized, and the state research and development tax credit carryforwards do not expire. We have not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study and the fact that there may be additional such ownership changes in the future. Pursuant to Sections 382 and 383 of the Code, annual use of our NOL and research and development tax credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period.

Recently Adopted Accounting Pronouncements

See Note 2 to our financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Our cash and cash equivalents consist of cash in readily available checking accounts and money market accounts. We do not hold any short-term investments. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes. Due to the nature of our cash and cash equivalents, an immediate hypothetical 10% change in interest rates would not have a material effect on the fair value of our cash and cash equivalents.

We are exposed to market risk related to changes in foreign currency exchange rates. We contract with vendors that are located outside the United States and certain invoices are denominated in foreign currencies. We are subject to fluctuations in foreign currency rates in connection with these arrangements. To date, these fluctuations have not been significant and based on our expected volumes with these vendors in fiscal year 2020, a movement of 10% in the exchange rates would not have a material effect on our results of operations or financial condition

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented.

JOBS Act

As an emerging growth company under the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. We also intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in nonconvertible debt securities during the prior three-year period.

BUSINESS

We are pioneering a new class of oligonucleotide-based therapies called Antibody Oligonucleotide Conjugates (AOCs) designed to overcome the current limitations of oligonucleotide therapies in order to treat a wide range of serious diseases. We utilize our proprietary AOC platform to design, engineer and develop therapeutics that combine the tissue selectivity of monoclonal antibodies (mAbs) and the precision of oligonucleotide therapies in order to access previously undruggable tissue and cell types and more effectively target underlying genetic drivers of diseases. We are initially focused on muscle diseases to demonstrate the capabilities of our AOCs, and our muscle franchise consists of five programs. Our lead product candidate, AOC 1001, is designed to treat myotonic dystrophy type 1 (DM1), a rare monogenic muscle disease. We expect to submit an investigational new drug application (IND) for AOC 1001 in 2021 and plan to initiate a Phase 1/2 clinical trial by the end of the same year. We also intend to advance AOC product candidates in our four other muscle programs focused on the treatment of muscle atrophy, Duchenne muscular dystrophy (DMD), facioscapulohumeral muscular dystrophy (FSHD) and Pompe disease. In addition to our muscle franchise, we have development efforts focused on immune and other cell types.

Our AOC Platform

Oligonucleotide therapeutics are designed based on genomic information to specifically inhibit or modify the expression of disease-related proteins and RNAs. Considerable progress has been made toward harnessing the potential of oligonucleotides, and multiple oligonucleotide therapies have been approved for the treatment of several diseases. However, in light of their physical properties, effective systemic delivery of oligonucleotides to a broad range of cells and organs has been one of the most significant factors limiting their utility. Our deep experience with oligonucleotide therapeutics, modulation of RNA processes, antibody engineering and conjugation, and drug delivery techniques provide the foundation for our efforts to address some of the key limitations of oligonucleotide therapies. We collectively refer to the know-how and proprietary technology born out of this experience, and their systematic application in the design and development of our product candidates, as our AOC platform.

Using our AOC platform, we have established a framework for screening potential cell surface protein-mAb pairs to determine which pairs are well-suited to deliver oligonucleotides to specific cell types to induce pharmacologic changes. In addition to engineering optimized mAbs, we are able to engineer and deploy various types of oligonucleotides whose specific mechanisms of action are designed to modify RNA function in different ways. This flexibility allows us to use oligonucleotides tailored to have the potential to modulate a given disease process, and we further engineer our oligonucleotides to maximize their specificity, potency and stability. Beyond the specific mAb and oligonucleotide components of our engineered AOCs, we also optimize the antibody conjugate design, including the linker, for stability and durability.

We believe that the product candidates derived from our AOC platform will have the potential to offer the following distinct advantages:

●

Expand scope of diseases addressable with oligonucleotides: (i) utilize identified cell surface protein-antibody pairs to design oligonucleotides in order to address various previously undruggable tissue and cell types to induce pharmacologic changes in those tissues and cells; (ii) flexibility to deploy an appropriate oligonucleotide type for different diseases; and (iii) optimize all structural components of our AOCs for effective delivery—the oligonucleotide, the mAb and the antibody conjugate design.

●	Potential to mitigate toxicity by limiting drug exposure: (i) selection of the most potent oligonucleotide type; (ii) targeted delivery to tissues and cells; and (iii) infrequent administration.

●

Less frequent dosing: (i) ability to deliver oligonucleotides to tissues and cells at concentrations that produce pronounced and prolonged pharmacodynamic effects as observed in our preclinical models; and (ii) ability to select appropriate oligonucleotide mechanisms to maximize durability.

●

Readily reproducible and scalable: (i) AOCs synthesized using well-established and scalable methods for manufacturing mAbs and oligonucleotides; and (ii) ability to use a single mAb across multiple programs provides significant leverage around development costs and timelines associated with each incremental muscle program. For example, we use the same mAb targeting TfR1 across all our muscle programs.

We are initially focused on muscle diseases for which we believe our AOC approach can overcome the limitations of current oligonucleotide therapies. For example, a single dose of an AOC administered to mice demonstrated a 95% reduction of target gene expression in mouse skeletal muscle, which in part led us to focus on developing a pipeline of AOCs in muscle diseases.

The first program in our muscle franchise is focused on the treatment of DM1 and we are developing our lead product candidate, AOC 1001, as a potentially disease modifying treatment. DM1 is a monogenic, autosomal dominant, progressive disease that primarily affects skeletal and cardiac muscle and is caused by a mutation in the dystrophy myotonic protein kinase (DMPK) gene product or DMPK RNA. DM1 is estimated to affect over 40,000 people in the United States and there are similar prevalence estimates for Europe. However, we believe that, consistent with other rare diseases, the patient population is currently underdiagnosed due to the lack of available therapies. AOC 1001 consists of a proprietary mAb that binds to a transporter protein, transferrin receptor 1 (TfR1), conjugated with a small interfering RNA (siRNA) that is designed to address the underlying cause of DM1 by reducing the levels of DMPK RNA. In preclinical studies, we observed the ability of our AOC to deliver siRNAs to muscle cells, and reduce levels of messenger RNA (mRNA) for the DMPK gene, the molecular driver of the disease, in a durable, dose-dependent manner, meaning a long-lasting effect that is proportional to the amount of the AOC administered. We expect to submit an IND for AOC 1001 in 2021 and we plan to initiate a Phase 1/2 clinical trial in DM1 patients by the end of the same year to assess the safety, tolerability, pharmacokinetics, pharmacodynamics and exploratory clinical measures associated with AOC 1001. Due to the lack of available therapies in this rare disease, should our trial be successful, we plan to explore the potential to advance AOC 1001 into registrational trials in order to expedite making AOC 1001 available for a patient population in severe need.

The second program in our muscle franchise is focused on muscle atrophy. Muscle atrophy is the loss of skeletal muscle mass that leads to muscle weakness and physical disability and can be caused by malnutrition, medications, injury or diseases such as sarcopenia, cachexia and many rare genetic muscle disorders. Our AOC consists of our proprietary mAb targeting TfR1 conjugated with an siRNA designed to downregulate the levels of muscle RING-finger protein-1 (MuRF1) mRNA, a muscle-specific ubiquitin ligase (E3 ligase) that has been shown to be upregulated upon induction of muscle atrophy. By targeting MuRF1, we have focused on an approach employing common effectors of both the catabolic and anabolic pathways associated with the degradation of protein in muscle cells, unlike prior attempts to find therapeutics that primarily addressed either catabolic or anabolic pathways. In preclinical studies, we observed that a single 3 mg/kg dose of the siRNA in our AOC resulted in a greater than 50% reduction in MuRF1 mRNA for over 20 weeks. We are in the process of selecting a product candidate for the treatment of muscle atrophy. Following regulatory clearance, in 2022, we plan to advance a product candidate into a clinical trial. Our continued development activities will inform our view on the indications and development path to pursue.

The third program in our muscle franchise is focused on DMD, which is the most common and severe form of muscular dystrophy and is progressive, irreversible and ultimately fatal. DMD occurs in approximately one in every 3,500 to 5,000 live male births and is estimated to affect 10,000 to 15,000 people in the United States. DMD is caused by mutations in the DMD gene that encodes for the gene product dystrophin, a protein critical for the normal function of muscle cells. These mutations lead to certain exons being misread resulting in the loss of function of the dystrophin protein. Our oligonucleotides are designed to promote the skipping of those exons to restore a functional version of the dystrophin protein. We are focusing our initial efforts on the development of AOCs for mutations amenable to skipping Exon 44, Exon 45 and Exon 51. We intend to conjugate the oligonucleotides to our proprietary mAb targeting TfR1. In a preclinical model of DMD, the mdx mouse model, we observed that treatment of mdx mice with an AOC caused a greater than 50-fold increase in exon skipping compared to an equimolar dose of the unconjugated oligonucleotide. Following regulatory clearance, we plan to commence a clinical trial for DMD in 2022.

We are also pursuing programs in FSHD and Pompe disease, both rare muscle diseases. FSHD is one of the most common forms of muscular dystrophy, with onset typically in teens and young adults. FSHD is caused by aberrant expression of a gene, double homeobox 4 (DUX4), in adult skeletal muscle and is characterized by progressive skeletal muscle loss. Our therapeutic strategy in FSHD is to use an AOC based on our proprietary mAb targeting TfR1 to deliver an siRNA targeted to the DUX4 mRNA. Pompe disease is a rare, autosomal recessive lysosomal storage disease caused by a mutation in the gene that encodes for acid alpha-glucosidase (GAA) that results in the buildup of glycogen in the body’s cells, causing impairment of normal tissue and organ function. Pompe disease is currently treated with enzyme replacement therapy (ERT), which does not adequately address the breakdown of muscle tissue associated with the disease. Our program in Pompe disease also utilizes an AOC based on our proprietary mAb targeting TfR1 to deliver an siRNA targeting the glycogen synthetase 1 (GYS1) mRNA to diminish the toxic accumulation of glycogen in muscle. We are in the process of developing lead candidates for both FSHD and Pompe disease.

We also intend to pursue the development of AOCs in cell types in addition to muscle. In preclinical models, we observed the ability of AOCs not only to deliver to the liver, skeletal and cardiac muscle, but also to other tissue and cell types, including immune cells. For example, we have identified multiple receptor-antibody pairs that could be used in our AOCs in order to deliver siRNAs into different immune cells, including those related to immuno-oncology. In preclinical studies, we observed significant AOC-mediated mRNA knockdown in CD8+ and CD4+ tumor infiltrating lymphocytes and T-regs in vivo, while also observing no effect on mRNA levels in T or B cells in the spleen. These observations around the specificity and selectivity of our AOCs are the basis for our interest in exploring the utility of our AOCs in immunology. We plan to continue to invest in our AOC platform in order to explore the potential of our AOCs in previously inaccessible tissue and cell types in order to develop next generation oligonucleotide therapies.

We hold worldwide development and commercialization rights to all our muscle programs. We have a disciplined strategy to maximize the value of our pipeline whereby we plan to retain development and commercialization rights to those product candidates, indications and geographies that we believe we can ultimately commercialize successfully on our own. We plan to collaborate on product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources or specific expertise of other biopharmaceutical companies. For example, in April 2019, we entered into a Research Collaboration and License Agreement (the Lilly Agreement) with Eli Lilly and Company (Lilly) for the discovery, development and commercialization of AOCs directed to up to six mRNA targets initially in immunology and other select indications on a worldwide basis.

We have assembled a management team with deep experience in the discovery, development and commercialization of RNA therapeutics, including an extensive knowledge of oligonucleotide therapeutics, modulation of RNA processes, antibody engineering and conjugation, and drug delivery techniques. Our President and CEO, Sarah Boyce, has significant experience in the development and commercialization of RNA therapeutics and in building global organizations, most recently having served as President of Akcea Therapeutics. Our Chief Scientific Officer, Arthur A. Levin, Ph.D., is a key opinion leader in the RNA therapeutics field who led teams responsible for the development of many oligonucleotides including the first approved antisense drugs and the first micro-RNA targeted therapeutic to enter clinical trials. Our Chief Operating Officer, Joseph Baroldi, brings a depth of business development experience in RNA therapeutics having led more than twenty strategic transactions, most recently as Vice President, Business Development at Ionis Pharmaceuticals.

In addition, our investors include leading life science institutions including RTW Investments, Alethea Capital, Alexandria Venture Investments, Boxer Capital of Tavistock Group, Brace Pharma Capital, Cormorant Asset Management, LP, CureDuchenne, EcoR1 Capital, Logos Capital, Partner Fund Management, Perceptive Advisors LLC, ST Pharm and Takeda Ventures.

Our Strategy

Our goal is to discover, develop and commercialize novel AOC therapeutics that overcome current barriers to the delivery of oligonucleotides and unlock their potential to treat a wide range of serious diseases currently lacking adequate treatment options. Key elements of our strategy to achieve this goal are to:

●

Advance our lead product candidate AOC 1001 through clinical proof-of-concept to approval.  We are developing AOC 1001 for the treatment of DM1, a serious rare monogenic disease for which there are no available therapies. Therefore, we are highly focused on a development path that could enable us to deliver a therapy to patients in need as soon as possible. AOC 1001 is specifically designed to reduce levels of DMPK mRNA, the gene product that when mutated causes DM1. In preclinical studies, we observed the ability of our AOC to deliver siRNAs to muscle cells, and reduce levels of mRNA for the DMPK gene, the molecular driver of the disease, in a durable, dose-dependent manner. We expect to submit an IND for AOC 1001 in 2021 and plan to initiate a Phase 1/2 clinical trial by the end of the same year. Assuming that the results of our Phase 1/2 clinical trial are positive, we plan to explore the potential to advance AOC 1001 into registrational trials in order to expedite making AOC 1001 available for a patient population in severe need.

●

Achieve clinical proof-of-mechanism for our muscle atrophy program.  We are in the process of selecting a lead candidate for the treatment of muscle atrophy, a condition associated with several diseases including sarcopenia, cachexia and rare genetic muscle diseases. By targeting MuRF1, a muscle-specific E3 ligase that has been shown to be upregulated upon induction of muscle atrophy, we are developing a solution employing common effectors of both the catabolic and anabolic pathways associated with the degradation of protein in muscle cells, unlike prior attempts to find a solution by addressing only one of these pathways. Following regulatory clearance, in 2022, we plan to advance a product candidate into a clinical trial. Our continued development activities will inform our view on the indications and development path to pursue.

●

Progress our DMD program into clinical development and advance our other rare muscle disease programs.  We are developing AOCs to treat the underlying cause of DMD. We employ oligonucleotides to promote the skipping of specific exons in order to address a number of specific mutations in the dystrophin gene. Our initial development efforts are expected to be in boys with DMD mutations amenable to skipping Exon 44, Exon 45 and Exon 51. In preclinical studies, we observed that treatment with an AOC caused an approximately 50-fold increase in exon skipping compared to the unconjugated oligonucleotide. In 2022, following regulatory clearance, we plan to commence a clinical trial. Our deep muscle pipeline is further supplemented by our efforts to explore the utility of AOCs in both FSHD and Pompe disease on the premise that our AOCs are well-suited to address muscle diseases caused by aberrant expression of a single gene.

●

Expand our pipeline into additional tissue and cell types.  In preclinical models, we have observed the ability to deliver AOCs not only to the liver, skeletal and cardiac muscle, but also to immune cells and other tissue and cell types. In regards to potential in immuno-oncology, in preclinical studies we observed significant AOC-mediated mRNA reduction in CD8+ and CD4+ tumor infiltrating lymphocytes and T-regs in vivo. These observations with respect to the specificity and selectivity of our AOCs are the basis for our interest in exploring the utility of our AOCs in immunology and also serve as the basis for our collaboration with Lilly. We plan to continue to invest in our AOC platform to explore the full potential of our AOCs in additional previously inaccessible tissue and cell types.

●

Independently commercialize any approved products in indications and geographies where we believe we can maximize value and pursue other options to realize the full potential of our platform.  We have a disciplined strategy to maximize the value of our pipeline by retaining development and commercialization rights to those product candidates, indications and geographies that we believe we can ultimately commercialize successfully on our own if they are approved. We plan to collaborate on product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources or specific expertise of other biopharmaceutical companies. Our collaboration with Lilly is an example of where we believe that the development of certain immunology targets is well served by a strategic collaboration.

Our AOC Product Platform

Overview

We are pioneering a new class of oligonucleotide-based therapies called Antibody Oligonucleotide Conjugates (AOCs) designed to overcome the current limitations of oligonucleotide therapies in order to treat a wide range of serious diseases. We utilize our proprietary AOC platform to design, engineer and develop therapeutics that combine the tissue selectivity of monoclonal antibodies (mAbs) and the precision of oligonucleotide therapies in order to access previously undruggable tissue and cell types and more effectively target underlying genetic drivers of diseases. All of our oligonucleotides target disease-related RNA. RNA is a polymeric molecule essential in the coding, decoding, regulation and expression of genes. We have accumulated deep experience regarding oligonucleotide therapeutics, modulation of RNA processes, antibody engineering and conjugation, and drug delivery techniques. We collectively refer to the know-how and proprietary technology born out of this experience, and their systematic application in the design and development of our product candidates, as our AOC Platform.

Evolution of Oligonucleotide Therapeutics

Oligonucleotide therapeutics are typically short strands of modified RNA or DNA that are manufactured by chemical synthesis. They are designed, based on genomic information using Watson and Crick base pairing rules, to inhibit or modify the expression of specific disease-related proteins and RNAs. Because messenger RNA (mRNA) serves as the template for synthesis of all proteins, modulating the levels or function of a disease-related RNA alters the production of disease-associated proteins in a highly specific fashion which, in turn, alters disease processes. When delivered to the cells where the functional change is needed, oligonucleotides have been shown to be effective at modifying the molecular basis of the disease.

Considerable progress has been made toward harnessing the potential of oligonucleotides, and multiple oligonucleotide therapies have been approved for the treatment of several diseases. However,

in light of their physical properties, such as their size and water solubility, effective systemic delivery of oligonucleotides to a broad range of cells and organs has been one of the most significant factors limiting their utility.

Single-stranded phosphorothioate oligonucleotides (often referred to as antisense oligonucleotides (ASOs)) bind nonspecifically to plasma and cell surface proteins. As a result, ASOs accumulate in the liver and the kidney as part of the natural filtering function of those organs. However, even when the liver is the target organ for delivery, the ASO’s non-specific binding and uptake results in most of the drug being delivered to non-parenchymal cells rather than the true target for therapeutic activity, hepatic parenchymal cells. As a result, many early ASO-based therapeutics were limited to organs where site-specific delivery to cells was an effective therapeutic approach, for example by intrathecal administration to the central nervous system (CNS) or by intravitreal administration to the retina.

Unlike ASOs, the physical properties of small interfering RNA (siRNA) and phosphorodiamidate morpholino oligomers (PMOs) render them so they can only weakly bind to either plasma or cell surface proteins. Thus, they are ultimately cleared rapidly from plasma by renal filtration, with fractional reabsorption in the kidney. If unconjugated, or unformulated, these oligonucleotides have minimal uptake into target organs. Therefore, they require high doses to be administered frequently that increase the potential for toxicity, while yielding limited activity.

Despite the limitations of these early unconjugated oligonucleotide technologies, companies have employed these approaches to commercialize oligonucleotide drugs that generated an aggregate of over two billion dollars of sales in 2019.

Following these early approaches, the field turned towards finding appropriate conjugates to aid in delivery of oligonucleotides in order to increase uptake. Third parties have conjugated PMO-based oligonucleotides to charged peptides in order to penetrate cells. These peptide PMOs (PPMOs) help increase uptake into cells such as muscle, but clearance remains relatively rapid and the accumulation of these highly-charged, cell penetrating peptides has been associated with renal functional changes. In clinical trials, these compounds have not yet demonstrated an improvement in efficacy over unconjugated PMOs or established a long-term safety profile.

More recently, researchers have begun to engage proteins on cell surfaces to enhance the delivery of oligonucleotides using a process called receptor-mediated uptake. Conjugating sugar molecules (GalNAc) to oligonucleotides in order to engage asiaglycoprotein (ASGPR), a transporter protein expressed primarily on the surface of hepatic parenchymal cells, facilitates intracellular delivery of oligonucleotide therapeutics, resulting in increased efficiency as compared to unconjugated oligonucleotides. The emerging preclinical and clinical data around the GalNAc-ASGPR approach and recent FDA approval of givosiran, which uses this approach, supports the thesis that receptor-mediated uptake is a viable delivery strategy for oligonucleotides therapies.

In order to increase the uptake of oligonucleotides, efforts have also been made to use antibody conjugates as a means of delivering oligonucleotides into cells. Antibodies are naturally occurring proteins produced by the immune system that first identify and then neutralize or clear antigens, such as bacteria, viruses and other substances, by selectively binding to these foreign substances. A mAb is a single, homogeneous entity that recognizes a specific molecular entity, for example a cell surface protein. Today, mAbs are frequently engineered for desired characteristics, such as high selectivity and high affinity for their target cell surface proteins and, therefore, theoretically could facilitate the trafficking of oligonucleotide therapeutics into those cells. However, we believe that others have tried and failed to make viable antibody conjugated oligonucleotides because of the failure to optimize each of the mAb, the oligonucleotide and the antibody conjugate design. Finding the right transport protein and the right mAb requires an understanding of whether there is sufficient density of the targeted cell surface receptor to move the required number of therapeutic molecules into the cell and how to traffic the therapeutic molecules appropriately.

Overall, we believe the advancements in the oligonucleotide field support the hypothesis that delivery of oligonucleotides can be greatly enhanced by using appropriate conjugates that are recognized by specific proteins on the surface of cells.

Our Approach

Our AOC platform was developed out of our deep experience with oligonucleotide therapeutics, modulation of RNA processes, antibody engineering and conjugation, and drug delivery techniques. Based on the data-driven hypothesis that the delivery of oligonucleotides can be greatly enhanced by using antibodies as conjugates, our scientists have established a framework for screening potential cell surface protein-mAb pairs to determine which pairs we believe are well suited to deliver active oligonucleotides to specific cell types. We have identified multiple cell surface protein-mAb pairs that can deliver oligonucleotides into various tissue and cell types to induce pharmacologic changes. For example, we have employed AOCs built on a scaffold of a mAb or mAb fragment that binds with high selectivity and affinity to transferrin receptor 1 (TfR1) to deliver oligonucleotides to cell types outside of the liver, in particular to muscle.

Our AOC platform also affords us the option to deploy various types of oligonucleotides, including siRNAs and PMOs, whose specific mechanisms of action modify RNA function in different ways. This flexibility allows us to use oligonucleotides that are tailored to modulate a given disease process. Mechanisms of these oligonucleotides can range from reducing the expression of a disease-related RNA with siRNAs, to correction of aberrant processing of RNAs with splice modifying oligonucleotides.

In preclinical studies, our AOCs have demonstrated pharmacologic responses as measured by mRNA reduction in liver, skeletal muscle, cardiac muscle, B- and T-cells and lymphocyte subsets, as well as macrophages (see Figure 1 below).

Figure 1: Percent Reduction of Target Gene Expression

Different AOCs and controls were used in each cell type, which were studied independently. The mAb/siRNA for each tissue are as follows: Liver: ASGPR/Factor VII; Muscle/Heart: TfR1/myostatin; B Cells: TfR1/HPRT; Tregs: mAbx/HPRT; CD8+TILs: TfR1/SHP2; and Macrophages: Aby/HPRT.

Our AOC Platform Proprietary Chemistry

Successfully engineering an active AOC requires a sophisticated understanding of the precise characteristics of each of the components of the AOC, as well as their behavior when acting in concert. We have deployed significant know-how towards optimizing our AOCs, beginning with their individual oligonucleotide and mAb components.

Optimization of the oligonucleotide. We have engineered our oligonucleotides to maximize their stability, potency and specificity. For many of our applications, the oligonucleotide we employ is a double-stranded siRNA, comprised of a passenger and guide strand. Modifications to the passenger strand are designed to reduce loading into the RNA Induced Silencing Complex (RISC), decreasing inadvertent RNA interference (RNAi) activity. In comparison, modifications to the guide strand, also known as the active strand, are designed to enhance RISC loading, increasing the potential for matching sequences in newly transcribed RNA. Following a match, enzymes in the RISC will cleave the targeted mRNA, thereby effectively destroying it and reducing disease-related RNA levels (see Figure 2 below). Our siRNAs have been stabilized to withstand the nucleases in lysosomes, enhancing their ability to escape the lysosome after AOC internalization and antibody degradation.

Figure 2: Mechanisms of Action of Oligonucleotides Used in our AOCs

In preclinical studies, we observed that AOCs in circulation were stable for at least seven days. The biologic activity of the AOC was independent of plasma circulation times because the AOCs were cleared from plasma more rapidly than tissues. Once delivered into cells, our oligonucleotide therapeutics were stabilized and, particularly when loaded into the RISC, had prolonged activity. In mice treated with our AOC, the half-life of siRNA in muscle tissue was approximately 12 days (see left panel of Figure 3 below). In comparison, the half-life of siRNA in RISC had a projected half-life of approximately 80 days, suggesting that, once in tissues, the siRNA is stabilized in RISC, prolonging the duration of action (see right panel of Figure 3 below).

Figure 3: Half-life of siRNA in Mice Muscle Tissue and RISC

Ln represents the logarithm of tissue concentration.

We believe that chemical modifications to the siRNA drive their long-lived pharmacologic activity. We observed that a single dose of 3 mg/kg of an siRNA in an AOC administered to mice reduced the level of muscle RING-finger protein-1 (MuRF1), the targeted mRNA in muscle, for more than five months (see Figure 4 below). We believe that these results suggest that AOCs for muscle diseases may be given as infrequent intravenous doses similar to those that are being used with other siRNA therapeutics in the liver.

Figure 4: Duration of Response to Single 3 mg/kg Dose

Data are expressed as mean (SE) compared to saline controls.

Optimization of the mAb. Because the mAb is the key delivery agent for our oligonucleotides, we are focused on identifying and tailoring mAbs to enhance their selectivity and minimize toxicity. For example, all our muscle programs employ our proprietary, effector function null, fully humanized IgG1 mAb targeting human TfR1. This antibody was selected to minimize interference with transferrin binding, minimizing alterations of iron uptake by the targeted cells. Further, our antibody is selective to TfR1 and does not cross-react with TfR2, which is widely expressed in the liver. Selectivity of our anti-transferrin receptor antibody for human and cynomolgus monkey TfR1 can be attributed to our antibody binding domain, to an epitope that is conserved between human TfR1 and cynomolgus monkey TfR1. To minimize antibody-dependent cell-mediated cytotoxicity (ADCC) and complement fixation, we introduced mutations to eliminate effector functions. Reduction of ADCC has been shown for the lead clones. The final clone-expressing cell was selected based on high production yields and optimized physical and chemical properties. The selected mAb demonstrated good delivery into human skeletal muscle cells in vitro and favorable bioconjugation with an siRNA, and polyclonal versions of the mAb showed favorable delivery and pharmacodynamics in studies in cynomolgus monkeys.

Optimization of the antibody conjugate design. In addition to the oligonucleotide and the mAb, we have also optimized the conjugation of the two, including the linker. Our linkers are optimized for stability and durability, as evidenced by preclinical studies in which we observed enhanced stability of some linkers over others (see Figure 5 below).

Figure 5: AOCs with Different Linkers at 0.5 mg/kg

In addition to optimizing our linker, we optimize several other key aspects including sites of conjugation and the ratio of oligonucleotides to antibodies.

Advantages of our AOC Product Platform

We believe that the product candidates derived from our AOC platform will have the potential to offer the following distinct advantages:

●

Expand scope of diseases addressable with oligonucleotides: (i) utilize identified cell surface protein-antibody pairs to design oligonucleotides in order to address various previously undruggable tissue and cell types to induce pharmacologic changes in those tissues and cells; (ii) flexibility to deploy an appropriate oligonucleotide type for different diseases; and (iii) optimize all structural components of our AOCs for effective delivery—the oligonucleotide, the mAb and the antibody conjugate design.

●	Potential to mitigate toxicity by limiting drug exposure: (i) selection of the most potent oligonucleotide type; (ii) targeted delivery to tissues and cells; and (iii) infrequent administration.

●

Less frequent dosing: (i) ability to deliver oligonucleotides to tissues and cells at concentrations that produce pronounced and prolonged pharmacodynamic effects as observed in our preclinical models; and (ii) ability to select appropriate oligonucleotide mechanisms to maximize durability.

●

Readily reproducible and scalable: (i) AOCs synthesized using well-established and scalable methods for manufacturing mAbs and oligonucleotides; and (ii) ability to use a single mAb across multiple programs provides significant leverage around development costs and timelines associated with each incremental muscle program. For example, we use the same mAb targeting TfR1 across all our muscle programs.

Our Development Programs

We have leveraged our deep experience with oligonucleotide therapeutics, modulation of RNA processes, antibody engineering and conjugation, and drug delivery techniques to build a pipeline of AOC development programs. Leveraging our access to extensive mAb libraries and our framework for screening potential cell surface protein-mAb pairs, we have studied over 100 different mAbs and dozens of siRNA sequences to form the basis of our growing pipeline. The chart below represents a summary of our wholly owned development programs, which are focused on muscle disease:

In addition to our wholly owned programs in muscle disease, we also have development efforts focused on immune and other cell types. Under the Lilly Agreement, we are collaborating with Lilly for the discovery, development and commercialization of AOCs directed to up to six selected mRNA targets, in immunology and other select indications outside of muscle.

Our Muscle Disease Franchise

We have selected muscle as the first tissue type in which to explore the potential of our AOCs. In our early screening efforts, we observed a 95% reduction of target gene expression in mouse skeletal muscle with the AOC we tested, which in part led us to focus on developing a deep pipeline of AOCs that are designed to address five muscle diseases—DM1, muscle atrophy, DMD, FSHD and Pompe disease. We use the same proprietary mAb targeting TfR1 across our muscle programs, which we believe gives us significant leverage of development costs and timelines associated with each incremental muscle program.

AOC 1001 for the Treatment of Myotonic Dystrophy Type 1 (DM1)

Our lead product candidate, AOC 1001, is a potentially disease-modifying treatment for DM1. AOC 1001 consists of a proprietary mAb targeting TfR1 conjugated with an siRNA that is designed to reduce levels of dystrophy myotonic protein kinase (DMPK) RNA, the gene product that when mutated causes DM1. In preclinical studies in mice and cynomolgus monkeys, we observed the ability of AOC 1001 to deliver siRNAs to muscle cells and reduce the levels of DMPK RNA. We expect to submit an IND for AOC 1001 in 2021 and plan to initiate a Phase 1/2 clinical trial by the end of the same year. Due to the lack of available therapies for this rare disease, should our trial be successful, we plan to explore the potential to advance AOC 1001 into registrational trials in order to expedite availability of AOC 1001 to patients.

Disease Overview

DM1 is a monogenic, autosomal dominant, progressive disease that primarily affects skeletal and cardiac muscle. DM1 patients can suffer from various manifestations of the disease including myotonia and muscle weakness, respiratory problems, fatigue, hypersomnia, cardiac abnormalities, severe gastrointestinal (GI) complications, and cognitive and behavioral impairment.

DM1 is caused by an increase in the number of CUG triplet repeats found in the 3’ non-coding region of the DMPK gene product. The number of repeats ranges from up to approximately 35 in healthy individuals to many thousands in DM1 patients. The higher than normal number of CUG repeats form large hairpin loops that entrap the DMPK pre-mRNA in the nucleus and impart toxic activity, referred to as a toxic gain-of-function. Specifically, mutant DMPK pre-mRNA sequesters a critical CUG-binding protein, muscle blind-like protein (MBNL), forming nuclear foci and inhibiting its ability to perform its normal function of guiding pre-mRNA processing of gene transcripts from many other genes. As a result, multiple pre-mRNAs that encode key proteins are mis-processed. The resulting atypical proteins that are translated ultimately cause DM1. When DMPK and CUG levels are reduced as result of DPMK mRNA level reductions, nuclear foci are diminished and MBNL can perform its normal function. This disease process is illustrated in Figure 6 below.

Figure 6: DM1 Disease Process

DM1 is estimated to affect over 40,000 people in the United States and there are similar prevalence estimates for Europe. However, we believe that, consistent with other rare diseases, the patient population is currently underdiagnosed due to lack of available therapies. DM1 is highly variable with respect to disease severity, presentation, and age of onset. As we advance our own efforts to better characterize the actual DM1 patient population and as the diagnoses rate improves with the advent of new therapies, we believe that the overall prevalence estimates will increase. Based on age of onset and severity of symptoms, DM1 is typically categorized into four overlapping phenotypes: late-onset; classical (adult-onset); childhood; and congenital (cDM1).

All forms of DM1, except the late-onset form, are associated with high levels of disease burden and premature mortality. Excluding neonatal cDM1 deaths, life expectancy ranges from 45 years to 60 years. Seventy percent of early mortality is caused by cardiorespiratory complications. Respiratory failure due to muscle weakness (especially diaphragmatic weakness), causes at least 40% of early mortality, and cardiac abnormalities, including sudden death, account for approximately 30%. The clinical course of DM1 is usually slowly progressive, but may become extremely disabling, especially when more generalized limb weakness and respiratory muscle involvement develops. Systemic manifestations such as fatigue, GI complications, incontinence and excessive daytime sleepiness greatly impact a patient’s quality of life. As a result, DM1 leads to physical impairment, activity limitations and decreased participation in social activities and work.

Table 2: DM1 Phenotypes

Phenotype	Principal Clinical Signs	Estimated % of DM1 Patients (Approx.)	Age of Onset
Late-onset	Myotonia Mild muscle weakness Cataracts	<10%	20-70 years

Classical (Adult-onset)	Muscle weakness and wasting Myotonia Cardiac conduction abnormalities Respiratory insufficiency Fatigue/Excessive daytime sleepiness GI disturbance Cataracts	75%	10-30 years

Childhood	Psychosocial problems Low IQ Incontinence	<10%	1 to 10 years

Congenital (cDM1)	Infantile hypotonia Severe generalized weakness Respiratory deficits Intellectual disability Classic signs present in adults	15%	Birth

Current Treatment Landscape and Limitations

There are currently no approved therapies to treat DM1, and treatment is focused largely on symptom management. Due to the well-known challenges of delivery, a previous attempt at treating DM1 with an unconjugated antisense oligonucleotide was discontinued. Therefore, there remains a high unmet medical need for new disease modifying therapies.

Tideglusib, an inhibitor of glycogen synthase kinase 3 (GSK3-ß), is in late-stage clinical development for the cDM1. Another product candidate, ERX-963, is in a Phase 1 clinical trial for the treatment of excessive daytime sleepiness in DM1 patients. However, neither product candidate addresses the underlying genetic cause of the DM1. We are also aware of preclinical efforts in gene therapy for the treatment of DM1.

Our Solution

AOC 1001 consists of a proprietary mAb that binds to TfR1 conjugated with an siRNA, siDMPK.19, targeted to DMPK RNA, and is designed to be administered to the patient as an intravenous infusion. We believe that the following specific characteristics of AOC 1001 position it to have advantages over historical and current efforts to develop an effective therapy for DM1 patients:

∎

Addresses the underlying cause of the disease—DM1 is caused by an increase in the number of CUG triplet repeats occurring in the DMPK gene product. AOC 1001 is designed to inhibit the level of toxic DMPK RNA, thereby reducing the CUG burden in the nucleus and thereby releasing MBNL to allow for normal mRNA processing (see Figures 7 and 8 below).

∎

Efficient delivery of drug substance to diseased cells—In an effort to solve for challenges identified in prior unsuccessful efforts to deliver an unconjugated oligonucleotide into muscle cells, the TfR1 antibody component of AOC 1001 facilitates efficient delivery of AOC 1001 to skeletal and cardiac muscle cells. Once inside the muscle cells, the siRNA component of AOC 1001, siDMPK.19, acts to reduce levels of DMPK mRNA in both the nucleus and the cytoplasm. In preclinical studies in cynomolgus monkeys, we observed that treatment with an AOC containing siDMPK.19 produced a greater than 50% reduction of DMPK mRNA across a wide range of skeletal muscles at a concentration of 1 nM or less, approximately 1,000 fold more potent than has been reported for an unconjugated antisense oligonucleotide. We also observed reductions in DMPK mRNA in the GI tract.

∎	Reproducible and scalable therapeutic—As with all our AOCs, AOC 1001 is readily synthesized using well-established and scalable methods for manufacturing mAbs and oligonucleotides.

Our preclinical studies to date support our hypotheses on the potential advantages of AOC 1001. In in vitro experiments in cells from patients with DM1, after treatment with siDMPK.19, we observed reductions in nuclear foci, and a return to more normal splicing patterns for key genes. Additionally, marked and prolonged reduction in DMPK mRNA levels was observed in cynomolgus monkeys after administration of a single intravenous dose of an AOC consisting of the lead TfR1-Ab conjugated to siDMPK.19. Treatment in these monkeys was well-tolerated and no clinically meaningful changes in hematology, serum biochemistry or histology were observed at a dose of 6 mg/kg. Taken together, we believe these data suggest that AOC 1001 has potential to be a disease modifying therapy for the treatment of DM1, and has the potential advantage of infrequent administration.

Preclinical Data and Next Steps

We have observed dose-dependent and long-lasting reductions in the levels of DMPK in cynomolgus monkeys. We observed that a single dose of 2 mg/kg of siDMPK.19 included in AOC 1001 produced an approximately 75% reduction of DMPK mRNA in skeletal muscles from cynomolgus monkeys (see Figure 7 below). Similar effects were observed in cardiac muscle and the diaphragm, where we observed between a 50% to greater than 75% reduction in DMPK levels with single doses of 1 to 5 mg/kg of siDMPK.19 measured six weeks after administration (see left panel of Figure 8 below). Durability of response in the heart and diaphragm was observed in monkeys administered a single dose of 2 mg/kg where there were approximately 50% and 65% reductions in DMPK mRNA levels in cardiac muscle and diaphragm, respectively, 12 weeks after administration (see right panel of Figure 8 below).

Figure 7: DMPK mRNA Levels in Skeletal Muscle from Cynomolgus Monkey

After a Single Dose of 2mg/kg of siDMPK.19

Figure 8: DMPK mRNA Levels in Heart and Diaphragm

In preclinical studies in cynomolgus monkeys, we observed that treatment with an AOC containing siDMPK.19 produced a greater than 50% reduction of DMPK mRNA across a wide range of skeletal muscles at a concentration of 1 nM or less and we also observed reductions in DMPK mRNA in the jejunum and ileum (see Figure 9 below).

Figure 9: DMPK mRNA Expression in Skeletal Muscle and GI Tissue

There is substantial evidence that siRNA is active in the nucleus of cells and we believe that our RISC-based mechanism is preferable over other strategies. In preclinical studies, we observed that DM1 patient cells have approximately 30-times more metastasis associated lung adenocarcinoma transcript 1 (Malat1), a long non-coding RNA in the nucleus than in the cytoplasm. In incubation of DM1 patient cells with an siRNA targeting two different concentrations of Malat1, we observed reductions in the levels of Malat1, consistent with the literature. We also observed that incubating DM1 patient cells with siDMPK.19 for seven hours reduced levels of the DMPK mRNA in both the nucleus and the cytoplasm as compared to a control (see Figure 10 below).

Figure 10: Nuclear and Cytoplasmic DMPK mRNA Levels in DM1 Patient-Derived Muscle Cells

Because siRNA is active in the nucleus, we observed in preclinical studies that it is possible to reduce the number of MBNL-associated nuclear foci after incubation with siDMPK.19. Using fluorescence microscopy, we observed that incubation of DM1 patient cells with siDMPK.19 resulted in a release of the MBNL and quantifiable reductions in nuclear foci. In addition, we observed substantial improvements in disease-related biomarkers as measured by the splice score in the cells of DM1 patients following treatment with siDMPK.19. We used RNA-sequence (RNA-seq) analysis of the myotubes from DM1 patients to create a splice score for control human subjects’ cells treated with siDMPK.19 or the inactive siRNA, siDMPK.29. When patient myotubes were analyzed, there was a marked improvement in the splice score of the myotubes treated with the siDMPK.19 compared to the inactive siDMPK.29 (see Figure 11 below). The splice signature approached that of control myotubes.

Figure 11: Correction of Treatment Signature in DM1 Myotubes as Determined by RNA-seq

Splice score of treated DM1 myotubes was observed to be improved towards normal by incubation with siDMPK.19 (blue open circles). Mock treated DM1 myotubes (open black diamonds) show the full splice derangement. The filled circles represent the splice scores in myotubes from normal subjects treated with siDMPK. The filled black diamonds represent mock transfected myotubes from healthy individuals.

These data above demonstrating marked and prolonged reductions in levels of DMPK mRNA expression, nM potency, along with reductions in nuclear foci and a return to more normal splicing patterns for key genes, suggest that AOC 1001 has potential to be a potent, infrequently dosed, disease modifying therapy in DM1. The mAb targeting TfR1 conjugated with siDMPK.19 dosed in monkeys has been well tolerated and no clinically meaningful changes in hematology, serum biochemistry or histology have been observed after administration of a dose of 6 mg/kg.

We are currently conducting toxicity studies in preparation for clinical development. We plan to submit an IND in 2021 and expect to initiate a Phase 1/2 clinical trial by the end of the same year. Initially we plan to evaluate multiple dose levels of AOC 1001 in adult-onset patients with genetically confirmed DM1 who have measurable muscle strength deficits. We will assess several measures including safety, tolerability, pharmacokinetics, pharmacodynamics and exploratory clinical measures associated with AOC 1001. We also plan to explore the potential of AOC 1001 in the cDM1 and childhood onset patient populations. Because AOC 1001 targets the underlying cause of DM1 by reducing the level of mutant DMPK mRNA in muscle and heart tissue regardless of the number of CUG repeats, we believe it has the potential to clinically benefit all phenotypes of DM1 patients.

Our Muscle Atrophy Program

We are in the process of selecting a product candidate for the treatment of muscle atrophy. Our product candidate will consist of our proprietary mAb targeting TfR1 conjugated with an siRNA designed to downregulate the expression of MuRF1 RNA. By targeting MuRF1, a muscle-specific ubiquitin ligase (E3 ligase) that has been shown by third parties to be upregulated upon induction of muscle atrophy, we are developing a solution employing common effectors of both the catabolic and anabolic pathways associated with the degradation of protein in muscle cells. While several historical attempts at developing a therapy to treat muscle atrophy have failed, those attempts followed a different approach than we are taking. In preclinical studies, we observed that a single 3 mg/kg dose of the siRNA in our AOC resulted in a greater than 50% reduction of MuRF1 in gastrocnemius skeletal muscle for over 20 weeks. Following regulatory clearance, we plan to advance our product candidate into a Phase 1 clinical trial in 2022. The strength and scope of emerging data over this period will inform our view on ideal indications to pursue for advanced development and therefore, also our decision on the most appropriate future development path for our muscle atrophy product candidate.

Disease Overview

Muscle atrophy is the loss of skeletal muscle mass that leads to muscle weakness and physical disability. Muscle atrophy can be caused by immobility, aging, malnutrition, medications, or a wide range of injuries or diseases that impact the musculoskeletal or nervous system. Examples of diseases that cause muscle atrophy include those characterized by large patient populations such as sarcopenia and cachexia, as well as many rare genetic muscle diseases.

Muscle atrophy is caused by a change in the balance between catabolic (protein breakdown) and anabolic (protein synthesis) signals that activate pro-inflammatory cytokine pathways that induce protein degradation or inhibit growth factor pathways that promote protein synthesis, respectively (see Figure 12 below). Genetic profiling of atrophic muscles has identified a group of E3 ligases that are upregulated upon induction of muscle atrophy. Of these, the muscle-specific E3 ligase MuRF1 has been shown to be upregulated in most in vivo models, as well as in clinical trials. Inhibiting MuRF1 expression diminishes the impact from the pro inflammatory factor side of the pathway and diminishes the growth-inhibiting effects of the growth factor pathway (see Figure 12 below). Furthermore, genetic ablation of MuRF1 in mice has been shown by third parties to render muscles partially resistant to muscle atrophy.

Figure 12: Pathways for the Induction of Muscle Atrophy

The prevalence of muscle atrophy is widespread, spanning multiple diseases and conditions. Cachexia, a muscle wasting syndrome caused by an underlying disease such as cancer, is estimated to affect 50% to 80% of all cancer patients, and contributes to a significant portion of all cancer deaths. Sarcopenia is another disease characterized by the involuntary loss of muscle, typically associated with the aging process. In the United States, sarcopenia is estimated to affect 5% to 13% of people aged 60 years to 70 years and up to 50% of people aged over 80 years.

Current Treatment Landscape and Limitations

Current treatments for muscle atrophy primarily focus on nutritional intake and physical exercise. Historically, attempts to develop a therapy addressing the underlying disease have included anti-inflammatory agents and drugs that either activate protein synthesis (including myostatin inhibitors) or inhibit protein degradation. None of these approaches have been successful in clinical trials. We believe that these approaches failed in clinical trials because they focused on single pathways and on the regulation of either catabolic or anabolic mechanisms. Muscle atrophy involves multiple pathways and the simultaneous activation and inhibition of catabolic and anabolic mechanisms, respectively. Contrary to previous attempts, by targeting E3 ligases such as MuRF1, we are regulating common effectors of both the catabolic and anabolic pathways involved in the induction of muscle atrophy.

Preclinical Data and Next Steps

In a commonly used model of muscle atrophy (denervation), pre-treatment of mice with an AOC comprised of the mouse mAb targeting TfR1 conjugated with an siRNA targeted against MuRF1 (at 6 mg/kg) showed a 54% sparing of muscle cross sectional area (CSA) on Day 28 after dosing (see left panel of Figure 13 below) and 35% sparing of weight (see right panel of Figure 13 below) on Day 17 compared to mice treated with an AOC with a control siRNA. The results of this study replicate data from the same model in mice with MuRF1 genetically ablated.

Figure 13: Impact of Downregulation of MuRF1 on Denervation-Induced Muscle Atrophy in Mice

The duration of action of an siRNA against MuRF1 delivered as an AOC was observed to be prolonged in preclinical studies. After a single dose of 3 mg/kg of siRNA against MuRF1, we observed a greater than 50% reduction of MuRF1 mRNA in gastrocnemius skeletal muscle compared to control, which lasted longer than 20 weeks in the heart and even longer in skeletal muscle (see Figure 14 below).

Figure 14: Single 3 mg/kg Dose of siRNA Against MuRF1

Data are expressed as mean (SE) compared to saline controls.

We are currently in the process of selecting a product candidate to advance into clinical development. Following additional preparatory preclinical studies and regulatory clearance, we plan to advance our product candidate into a clinical trial.

The strength and scope of emerging data over this period will inform our view on ideal indications to pursue and the most appropriate future development path for our muscle atrophy product candidate. Should we determine that our product candidate is best used for muscle atrophy associated with certain rare diseases, we will likely retain rights for later stage development and potential commercialization. Should we find that its utility is best served in diseases underpinned by large patient populations, we may elect to leverage the resources or specific expertise of another biopharmaceutical company via a strategic collaboration.

Our Duchenne Muscular Dystrophy (DMD) Programs

We are developing AOCs to treat the underlying cause of DMD. DMD is caused by mutations in the gene that encodes for dystrophin, a protein critical for the normal function of muscle cells. The oligonucleotides in our AOCs are designed to promote the skipping of specific exons to allow the production of the dystrophin gene product. We are focusing our initial efforts on the development of AOCs for mutations amenable to skipping Exon 44, Exon 45 and Exon 51 and we intend to conjugate these individual oligonucleotides to our proprietary mAb targeting TfR1. In preclinical studies, we observed that treatment of an mdx mouse with an AOC caused a greater than 50-fold increase in exon skipping compared to an equimolar dose of the unconjugated oligonucleotide. In 2022, following regulatory clearance, we plan to commence a clinical trial.

Disease Overview

DMD is a monogenic, X-linked, recessive disease caused by mutations in the gene that encodes for dystrophin. DMD almost exclusively occurs in boys and is progressive, irreversible and ultimately fatal. In DMD patients, mutations in the affected gene hinder the production of normal levels of dystrophin protein, which is needed to maintain the integrity of muscle fibers. Dystrophin protein acts as a shock absorber through its role as the foundation of the dystrophin associated glycoprotein complex (DAPC), a group of proteins that connects the inner and outer elements of muscle cells to ensure proper muscle function. The absence of functional dystrophin leads to stresses and tears of muscle cell membranes, resulting in muscle cell death and the progressive loss of muscle function.

For patients suffering from DMD, symptoms usually begin to manifest between three and five years of age. Affected boys fail to reach developmental milestones or experience motor function challenges, such as difficulty walking or climbing stairs. Muscle wasting initially presents in the legs and pelvic area and later affects the muscles of the shoulders, neck and arms. As the disease progresses, patients with DMD fall frequently, can no longer run, play sports or perform most daily functions, and are further weakened by physical activity. By their early teens, DMD patients typically lose their ability to walk and become dependent on a wheelchair for mobility. By their twenties, patients essentially become paralyzed from the neck down and require a ventilator to breathe. Though disease severity and life expectancy vary, a patient’s quality of life dramatically decreases over time, and death typically occurs by early adulthood from either cardiac or respiratory complications.

DMD occurs in approximately one in every 3,500 to 5,000 live male births and is estimated to affect 10,000 to 15,000 people in the United States. The estimated prevalence of DMD in the European Union is similar to or higher than that in the United States. A global database analysis characterized over 7,000 genetic mutations that cause DMD. Exons 44, 45 and 51 represent approximately 30% of the total mutations observed in DMD that are amenable to skipping (see Figure 15 below).

Figure 15: Overview of DMD Exons Amenable to Skipping

Current Treatment Landscape and Limitations

Currently patients with DMD are treated with corticosteroids to manage the inflammatory component of the disease. There are two approved unconjugated phosphorodiamidate morpholino oligomer (PMO)-based oligonucleotide therapies, each addressing a specific mutation—eteplirsen approved for DMD patients amenable to Exon 51 skipping and golodirsen for the treatment of DMD patients amenable to Exon 53 skipping. However, both drugs, in addition to requiring weekly intravenous infusions, have demonstrated a less than 1% mean increase in dystrophin in clinical trials. The FDA approved labels for both drugs state that a clinical benefit has not yet been established and continued approval may be contingent upon the verification of such clinical benefit in confirmatory clinical trials. Ataluren is a small molecule drug, conditionally approved in the European Union, Iceland and South Korea for non-sense mutations in DMD in ambulatory patients aged five years and older. However, in multiple clinical trials, ataluren failed to meet the both the primary endpoint of improvements in the six-minute walk test, as well as additional secondary outcome measures. The FDA issued a complete response letter for ataluren in October 2017, requesting additional evidence of effectiveness. Additional approaches currently in clinical development include peptide-conjugated PMO-based oligonucleotides (PPMOs) and gene therapy.

Our Solution

Our initial development efforts in DMD are focused on AOCs based on PMOs that can induce exon skipping specifically for Exons 44, 45 and 51 conjugated to our proprietary mAb targeting TfR1. We believe that our AOCs have the potential to increase the production of dystrophin in DMD patients for two reasons. First, because of recent advances in the understanding of the splicing process and placement of skipping agents on pre-mRNA described in published literature and based on these advances, we have screened for and identified PMOs with optimized skipping activity. Second, the mAb targeting TfR1 allows for more efficient delivery to muscle cells, therefore allowing for better uptake of the PMO. In preclinical studies, we also observed that our TfR1-based AOCs induced exon skipping in cardiac muscle, which we believe may address some of the cardiomyopathies in patients with DMD, a key complication of the disease. Based on their mechanism of action, we believe that our AOCs could have utility in several additional DMD mutations beyond these first three.

Preclinical Data and Next Steps

In an mdx mouse model of DMD, a widely accepted mouse model in DMD, we observed that conjugating an oligonucleotide designed to bind to a specific exon can induce exon skipping and production of dystrophin protein more efficiently than unconjugated oligonucleotides. Fourteen days following treatment with a single 8mg/kg dose of a mouse Exon 23-targeting PMO conjugated to a

mouse-specific-mAb targeting TfR1, we observed an approximately 50-fold increase in the degree of splice switching as compared to an equimolar dose of the unconjugated PMO (see Figure 16 below).

Figure 16: AOC Treatment Exon Skipping

Compared to an Unconjugated Oligonucleotide in Mouse DMD Model

In the gastrocnemius of mdx mice treated with varying doses of the AOC, we observed near-maximum benefit at concentrations of approximately 50-100 nM, providing us with a framework for establishing target concentration in clinical trials (see Figure 17 below). We further observed that administering the PMO conjugated to a control non-binding mAb failed to increase splice skipping to the same degree as conjugating the same oligonucleotide to the mAb targeting TfR1 (see Figure 17 below), despite achieving concentrations of PMO in the muscle in the active range of 50-100 nM. The absence of meaningful skipping with a non-targeting mAb demonstrated that non-specific uptake is inefficient compared to receptor-mediated uptake associated with the mAb targeting TfR1. We have also observed that TfR1-based AOCs induce exon skipping in cardiac muscle, which we believe may address some of the cardiomyopathies in patients with DMD.

Figure 17: Exon Skipping versus Concentration After Treatment with a TfR1 mAb AOC or Control mAb AOC

The PMO conjugated to a non-targeting mAb (black square) allowed for uptake into muscle, but skipping was substantially less compared to the TfR1 targeted AOC.

In a preclinical study of human primary myocytes incubated with two different unconjugated PMOs (44 Seq 5 and 44 Seq 7), we observed substantial skipping of Exon 44 of dystrophin (see Figure 18 below).

Figure 18: Dystrophin Skipping with Lead Candidates for Exon 44

Our Facioscapulohumeral Muscular Dystrophy (FSHD) Program

FSHD is one of the most common forms of muscular dystrophy and affects both sexes equally, with onset typically in teenage and young adult years. FSHD is characterized by progressive skeletal muscle loss that initially causes weakness in muscles in the face, shoulders, arms and trunk and progresses to weakness in muscles in lower extremities and the pelvic girdle. FSHD is caused by aberrant expression of a gene, double homeobox 4 (DUX4), in adult skeletal muscle. DUX4 is the major molecular signature that distinguishes muscle tissue affected by FSHD from healthy muscle.

The FSH Society estimated FSHD affects approximately one in 20,000 people in the United States. A recent study conducted in the Netherlands reported a more frequent prevalence of one in 8,333 people. We believe that the patient population is between 16,000 to 38,000 in the United States. As is typical in diseases with no approved therapies, we believe that these patient population estimates are conservative. Losmapimod is a p38 MAPK inhibitor, which may modulate DUX4 expression, and is being evaluated in a Phase 2 clinical trial by a third party. Creatine monohydrate, a supplement that enhances muscle performance, is also being evaluated in a Phase 2 clinical trial by a third party. Our therapeutic strategy in FSHD is to use an AOC based on our proprietary mAb that targets TfR1 to deliver an siRNA targeted to the DUX4 mRNA. In preclinical models, we observed siRNA-mediated DUX4 silencing in FSHD patient-derived muscle cells.

Our Pompe Disease Program

Pompe disease is a rare, autosomal recessive lysosomal storage disease caused by a mutation in the gene that encodes for glucosidase alpha acid (GAA) that results in the buildup of glycogen in the body’s cells. The accumulation of glycogen in certain organs and tissues, especially muscles, impairs normal tissue and organ function. Patients with Pompe disease experience serious muscle-related problems, including progressive muscle weakness, especially in the legs, trunk and diaphragm. As the disorder progresses, breathing problems can lead to respiratory failure. To date, more than 300 mutations have been identified in GAA that are pathogenic in nature. In general, GAA enzyme activity correlates with the age of onset and rate of progression. Pompe disease affects an estimated one in 40,000 people in the United States, ranging from one in 14,000 in African Americans to one in 100,000 in individuals of European decent. Pompe disease is estimated to affect between 5,000 and 10,000 patients worldwide.

The only approved therapy for Pompe disease is Lumizyme, a form of enzyme replacement therapy (ERT), known as Myozyme outside of the United States, which is delivered by bi-weekly intravenous infusion. However, ERT does not adequately address the breakdown of muscle tissue associated with the disease. We are also aware of gene therapies in clinical development designed to increase GAA levels in patients.

Our program in Pompe disease utilizes an AOC based on our mAb that targets TfR1 to deliver an siRNA targeting the mRNA encoding glycogen synthetase 1 (GYS1), a protein required for the synthesis of glycogen in muscle. Reducing glycogen synthesis in muscle will reduce the toxic accumulation of glycogen in the disease. We believe that an siRNA-based approach is well suited to the treatment of Pompe disease because of the ability to specifically inhibit GYS1 and not the closely related liver form of the enzyme, glycogen synthetase 2, the latter being critical to glucose regulation in the body. We believe that our approach to address the breakdown of muscle tissue associated with Pompe disease may be complementary to ERT, as well as future gene therapies.

Opportunities in Immunology and Other Areas

We intend to pursue the development of AOCs in other tissue and cell types, including immune cells. In the field of immunology, we believe AOCs have the potential to target a broader set of cell types and diseases than traditional oligonucleotide therapies. We believe oligonucleotide therapies have the potential to address the challenges of immune responses at the RNA level; however, the ability to modulate immune responses has been hampered by the inappropriate delivery of these agents to immune cells. By identifying and optimizing antibodies for specific immune cells, our goal is to leverage our AOC platform to develop product candidates that can deliver siRNAs to disease-driving subsets of immune cells.

In studies designed to explore AOCs in immuno-oncology, we observed significant AOC-mediated mRNA reduction in CD8+ tumor infiltrating lymphocytes (TILs) in vivo in the syngeneic CT-26 tumor model with an intravenous dose of 6 mg/kg siRNA. However, we observed that the AOCs had no effect on the mRNA levels in T or B cells in the spleen (see Figure 19 below), suggesting that activity can be limited to only the cell populations involved in immune-responses to tumors without affecting lymphocytes outside the tumor. We believe this specificity was driven by the fact that the AOC employed our mAb targeting TfR1, and TfR1 is over expressed only on activated lymphocytes. We also observed significant AOC-mediated mRNA reduction in CD4+ TILs and T-regs from mice treated with an AOC comprised of a mAb targeting TfR1 and an siRNA targeting SHP2.

Figure 19: Target mRNA Levels in CD8+ TILs, Splenic T Cells and Splenic B Cells from Mice Treated in vivo with an AOC

We have also identified a mAb that binds to macrophages specifically, and when conjugated with an siRNA, produces reduction in levels of the target mRNA in that cell both in vitro and in vivo. We believe this finding supports the development of AOCs for diseases where macrophages play a significant role, like autoimmune disorders. We are in the process of generating data to demonstrate the pharmacologic effects of siRNA reduction in animal models of immune disorders, which will help inform our future development plans. Our internal efforts are focused on finding additional surface protein-mAb pairs and demonstrating reduction in the expression of key targets in subsets of immune cells. As we identify appropriate product candidates in immunology, we may choose to advance these on our own or seek a strategic collaborator based on the nature of potential indications. Our findings in immunology served as one of the key bases of our collaboration with Lilly who has access to a defined set of up to six mRNA targets initially in immunology and other select indications on a worldwide basis.

Beyond immune cells, we plan to continue to invest in our AOC platform to explore the full potential of our AOCs in cardiomyopathies, as well as in additional previously inaccessible tissue and cell types. Our goal is to discover, develop and commercialize novel AOC therapeutics that overcome current barriers to the delivery of oligonucleotides and unlock their potential to treat a wide range of serious diseases currently lacking adequate treatment options.

Manufacturing

We do not own or operate manufacturing facilities. We currently rely on third-party manufacturers and suppliers for the antibodies, oligonucleotides and linkers used to make our AOCs, and we expect to continue to do so to meet our preclinical, clinical and commercial activities. Our third-party manufacturers are required to manufacture our product candidates under current Good Manufacturing Practice (cGMP) requirements and other applicable laws and regulations. We believe there are multiple sources for all of the materials required for the manufacture of our product candidates.

Competition

The biotechnology and biopharmaceutical industries are characterized by rapid technological advancement, significant competition and an emphasis on intellectual property. We face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with current therapies and new therapies that may become available in the future.

With respect to AOC 1001, there are currently no approved therapies to treat the underlying cause of DM1. Products currently in development to treat DM1 include: tideglusib, a GSK3-ß inhibitor in late-stage clinical development by AMO Pharma for the congenital phenotype of DM1; ERX-963, which is in early clinical development by Expansion Therapeutics, Inc. for the treatment of excessive daytime sleepiness in DM1; AT466, which is an AAV-antisense candidate in preclinical development by Audentes Therapeutics, Inc.; an antibody linked oligonucleotide in preclinical development by Dyne Therapeutics Inc.; gene editing treatments in preclinical development by Vertex Pharmaceuticals, Inc.; an RNA-targeting gene therapy in preclinical development by Locana, Inc.; and small molecules interacting with RNA in preclinical development by Expansion Therapeutics.

Current treatments for muscle atrophy are primarily focused on nutritional intake and physical exercise. Other products in developments for muscle atrophy in cachexia include: adlumiz and AEZS-130, which are ghrelin agonists in a Phase 3 clinical trial by Helsinn Healthcare SA and a Phase 2 trial by Aeterna Zentaris Inc., respectively; GSK2881078, an androgen receptor modulator in Phase 2 clinical in development by GlaxoSmithKline plc; NGM120, a GSF15 inhibitor by NGM Biopharmaceuticals Inc.; and PF-06946860 in Phase 1 clinical development by Pfizer Inc.

Currently patients with DMD are treated with corticosteroids to manage the inflammatory component of the disease. Deflazacort is an FDA approved corticosteroid marketed by PTC Therapeutics, Inc. In addition, there are two FDA approved exon skipping drugs marketed by Sarepta

Therapeutics, Inc.: Eteplirsen, an unconjugated PMO approved for DMD patients amenable to skipping Exon 51; and golodirsen for the treatment of DMD patients amenable to skipping Exon 53. Companies focused on developing treatments for DMD that target dystrophin mechanisms, as does our DMD program, include Sarepta Therapeutics with SRP-5051, a PPMO currently being evaluated in a Phase 2 clinical trial for patients amenable to Exon 51 skipping 51, and PTC Therapeutics with ataluren, a small molecule targeting nonsense mutations in a Phase 3 clinical trial. In addition, several companies are developing gene therapies, including Milo Biotechnology (AAV1-FS344), Pfizer (PF-06939926), Sarepta Therapeutics (SRP-9001 and Galgt2 gene therapy program), and Solid Biosciences Inc. (SGT-001). We are also aware of several companies targeting non-dystrophin mechanisms for the treatment of DMD.

There are currently no therapies to treat the underlying cause of FSHD. Products currently in development to treat FSHD include: creatine monohydrate, a supplement that enhances muscle performance, which is being evaluated in a Phase 2 clinical trial by Murdoch Children’s Research Institute, and losmapimod, a p38 MAPK inhibitor that may modulate DUX4 expression, which is being evaluated in a Phase 2 clinical trial by Fulcrum Therapeutics Inc. The only approved therapy for Pompe disease is Lumizyme (known as Myozyme outside of the United States), an ERT delivered by bi-weekly intravenous infusion, and marketed by Sanofi Genzyme. We are aware of multiple ERT therapies in clinical development, including AT-GAA, which uses a pharmacological chaperone, in a Phase 3 clinical trial by Amicus Therapeutics, Inc., and neoGAA in a Phase 3 clinical trial by Sanofi Genzyme. In addition, several companies are developing gene therapies, including Actus Therapeutics, Inc. (ACTUS101), Asklepios BioPharmaceutical, Inc. (AAV2/8-LSPhGAA), Audentes Therapeutics (AT845) and Spark Therapeutics, Inc. (SPK-3006).

We will also compete more generally with other companies developing alternative scientific and technological approaches, including other companies working to develop conjugates with oligonucleotides for extra-hepatic delivery, including Alnylam Pharmaceuticals, Aro Biotherapeutics, Arrowhead Therapeutics, Dyne Therapeutics, Ionis Pharmaceuticals and Sarepta Therapeutics, as well as gene therapy and CRISPR approaches.

Many of our competitors, either alone or with strategic partners, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than us in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining approval for treatments and achieving widespread market acceptance, rendering our treatments obsolete or non-competitive. Merger and acquisition activity in the biotechnology and biopharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These companies also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials and acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity could be substantially limited if our competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or less expensive than our comparable products. In geographies that are critical to our commercial success, competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of the entry of our products. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of other drugs. The key competitive factors affecting the success of our programs are likely to be their efficacy, safety profile, convenience, level of promotional activity, intellectual property protection and availability of reimbursement.

Intellectual Property

We strive to protect our product candidates and our AOC product platform through a variety of methods, including seeking and maintaining patents intended to cover our AOC product platform, our products and compositions, their methods of use and processes for their manufacture, and any other inventions that are commercially important to the development of our business. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We also rely on trade secrets and know-how that may be important to the development of our business. We seek to obtain domestic and international patent protection and endeavor to promptly file patent applications for new commercially valuable inventions to expand our intellectual property portfolio.

We believe that we have a significant global intellectual property position and substantial know-how relating to our AOC product candidates and our technology platform. As of May 31, 2020, our intellectual property portfolio consisted of two issued U.S. patents and over 20 pending U.S. patent applications that we own. Collectively, these patent rights relate to various aspects of our AOC product candidates and technology platform. In addition, we have an exclusive option to an exclusive license to certain patent rights from the University of Alberta. In addition to filing and prosecuting patent applications in the United States, we often file counterpart patent applications in additional countries where we believe such foreign filing is likely to be beneficial, including Australia, Canada, China, Europe, Hong Kong, Israel, Japan, Mexico, Singapore, and South Korea. We also file patent applications pursuant to the Patent Cooperation Treaty (PCT). Our PCT patent applications are in the first phase of the PCT process, which is the international phase, in which patent protection is pending under a single patent application filed with the United States Patent and Trademark Office (USPTO) as a contracting state of the PCT. These PCT patent applications have not yet entered the second phase of the PCT process, which is the national and regional phase, in which rights are continued by filing necessary documents with the patent offices of separate contracting states of the PCT. The national phase of the PCT patent application process occurs 30 months after the earliest priority date of the PCT patent application.

We continually assess and refine our intellectual property strategy as we develop new product candidates and platform technologies. To that end, we are prepared to file additional patent applications in any appropriate fields if our intellectual property strategy requires such filings, or where we seek to adapt to competition or seize business opportunities. Further, we are prepared to file patent applications, as we consider appropriate under the circumstances, relating to the new technologies that we develop.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology. Please see “Risk Factors—Risks Related to Our Intellectual Property” for additional information on the risks associated with our intellectual property strategy and portfolio.

Intellectual Property Relating to AOC 1001

With regard to AOC 1001, as of May 31, 2020, we owned two pending U.S. patent applications and one pending patent application filed pursuant to the Patent Cooperation Treaty (PCT). These patent rights relate to AOC 1001 composition of matter, formulations containing AOC 1001, methods of manufacturing, and methods of treating diseases, using AOC 1001. Any patents issued from these applications are expected to expire in 2038-2041, however, a patent term extension may be available.

Intellectual Property Relating to Our DMD AOC Product Candidates

With regard to our DMD AOC product candidates, as of May 31, 2020, we owned three pending U.S. patent applications and 19 pending patent applications in various countries and regions including

Australia, Canada, China, Europe, Hong Kong, Israel, Japan, Mexico, Singapore, and South Korea. These patent rights relate to the DMD AOCs composition of matter, formulations containing the DMD AOCs, methods of manufacturing, and methods of treating diseases, using our DMD AOCs. Any patents issued from these applications are expected to expire in 2038; however, a patent term extension may be available.

Intellectual Property Relating to Our Muscle Atrophy AOC Product Candidate

With regard to our muscle atrophy AOC product candidate, as of May 31, 2020 we owned one pending U.S. patent application and one pending PCT patent application. These patent rights relate to the muscle atrophy AOC composition of matter, formulations containing the muscle atrophy AOC, methods of manufacturing, and methods of treating diseases, using our muscle atrophy AOC. Any patents issued from these applications are expected to expire in 2038; however, a patent term extension may be available.

Intellectual Property Relating to Our FSHD AOC Product Candidate

With regard to our FSHD AOC product candidate, as of May 31, 2020 we owned one pending U.S. patent application. These patent rights relate to the FSHD AOC composition of matter, formulations containing the FSHD AOC, methods of manufacturing, and methods of treating diseases, using our FSHD AOC. Any patents issued from these applications are expected to expire in 2041; however, a patent term extension may be available.

Intellectual Property Relating to Our Pompe AOC Product Candidate

With regard to our Pompe AOC product candidate, as of May 31, 2020, we owned one pending U.S. patent application. This application relates to the Pompe disease AOC composition of matter, formulations containing the Pompe disease AOC, methods of manufacturing, and method of treating diseases, using our Pompe disease AOC. Any patents issued from this application are expected to expire in 2041; however, a patent term extension may be available.

Intellectual Property Relating to Our AOC Product Platform

As of May 31, 2020, we owned 14 families of U.S. and foreign patents and patent applications generally covering our AOC product platform. These families include two issued U.S. patents, 14 pending U.S. patent applications, three PCT patent applications and 24 foreign patent applications in the European Patent Office, Australia, Canada, China, Israel, Hong Kong, Japan, South Korea, Mexico, Singapore, and Taiwan, relating to key aspects and components of our AOC product platform systems. Our patent applications contain claims covering (i) proprietary antibodies; (ii) proprietary oligonucleotide chemical structures; (iii) proprietary oligonucleotide sequences; (iv) proprietary AOC structures; and (v) methods for manufacturing and using our AOC technologies. Some of these AOC platform cases generically cover our various product candidates. The issued U.S. patents and any U.S. patents issuing from our pending U.S. patent applications are expected to expire between 2037 and 2040.

The term of individual patents depends upon the laws of the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. However, the term of United States patents may be extended for delays incurred due to compliance with the FDA requirements or by delays encountered during prosecution that are caused by the USPTO. For example, for drugs that are regulated by the FDA under the Hatch-Waxman Act, it is permitted to extend the term of a patent that covers such drug for up to five years beyond the normal expiration date of the patent. In the future, if and when our biopharmaceutical product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates. We intend to seek patent term extensions to any of our issued patents in any jurisdiction where these are available; however, there is no guarantee that the applicable authorities, including the USPTO and FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2038 to 2041, unless we receive patent term extension or patent term adjustment, or both.

However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of oligonucleotide therapy has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, importing or otherwise commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending and enforcing patent claims that cover our technology, inventions, and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our platform and product candidates and the methods used to manufacture them. Moreover, our issued patents and those that may issue in the future may not guarantee us the right to practice our technology in relation to the commercialization of our platform’s product candidates. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our AOC product platform and product candidates and practicing our proprietary technology. Our issued patents and those that may issue in the future may be challenged, narrowed, circumvented or invalidated, which could limit our ability to stop competitors from marketing related platforms or product candidates or limit the length of the term of patent protection that we may have for our AOC product platform and product candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our AOC product platform and product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent. For this and other risks related to our proprietary technology, inventions, improvements, platforms and product candidates, please see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

We intend to file applications for trademark registrations in connection with our product candidates in various jurisdictions, including the United States. We have filed for trademark protection of the Avidity Biosciences mark with the United States Patent and Trademark Office and foreign patent and trademark organizations.

We also rely on trade secret protection for our confidential and proprietary information. Although we take steps to protect our confidential and proprietary information as trade secrets, including through contractual means with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements under the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In many cases our confidentiality and other agreements with consultants, outside scientific collaborators, sponsored researchers and other advisors require them to assign or grant us licenses to inventions they invent as a result of the work or services they render under such agreements or grant us an option to negotiate a license to use such inventions. Despite these efforts, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches.

We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. To the extent that our employees, contractors, consultants, collaborators and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in relation to the resulting know-how or inventions. For more information, please see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

Research Collaboration and License Agreement with Lilly

In April 2019, we entered into the Lilly Agreement with Lilly for the discovery, development and commercialization of antibody-oligonucleotide conjugate products (Products) in immunology and other select indications on a worldwide basis. Under the Lilly Agreement, the parties will collaborate on preclinical research and discovery activities for Products and Lilly will be responsible for funding the cost of preclinical research and discovery activities of both parties for all Products. Lilly will lead the clinical development, regulatory approval and commercialization of all Products, at Lilly’s sole cost.

Under the Lilly Agreement, we granted Lilly an exclusive, worldwide, royalty-bearing license under our technology to research, develop, manufacture, and sell Products directed to up to six mRNA targets. Lilly has the right to sublicense its rights under the Lilly Agreement subject to certain conditions. Lilly granted us a non-exclusive license under certain Lilly technology solely to conduct research under the Lilly Agreement. We retain the right to use our technology to perform our obligations under the Lilly Agreement and for all purposes not granted to Lilly. We agreed that we will not, ourselves or with a third party, research, develop, manufacture or commercialize or otherwise exploit any compound or product directed against targets subject to the collaboration.

Lilly paid us an upfront license fee of $20.0 million, and we are eligible to receive up to $60.0 million in development milestone payments, up to $140.0 million in regulatory milestone payments and up to $205.0 million in commercialization milestone payments per target. In addition, Lilly is obligated to pay us a tiered royalty ranging from the mid-single to low-double digits on worldwide annual net sales of licensed Products, subject to specified and capped reductions for the market entry of biosimilar products, loss of patent coverage of licensed Products and for payments owed to third parties for additional rights necessary to commercialize licensed Products in the territory. Lilly’s royalty obligations and the Lilly Agreement will expire on a licensed Product-by-licensed Product and country-by-country basis on the later of ten years from the date of the first commercial sale or when there is no longer a valid patent claim covering such licensed Product in such country.

The Lilly Agreement may be terminated either by us or Lilly in the event of an uncured material breach by the other party. Lilly may terminate the Lilly Agreement on a target-by-target basis or in its entirety without cause, subject to certain limitations, including that Lilly may not terminate the Lilly Agreement on a target-by-target basis within the first three years of the effective date of the Lilly Agreement if doing so would reduce the number of Products subject to the collaboration to fewer than a certain number. In the event either party commences a legal action challenging the validity or enforceability of any licensed patents, the other party will have the right to terminate the Lilly Agreement with respect to the challenged patents.

The Lilly Agreement includes various representations, warranties, covenants, dispute resolution mechanisms, indemnities and other provisions customary for transactions of this nature.

Concurrently with the Lilly Agreement, we issued a convertible promissory note to Lilly (the Lilly Note), and received cash proceeds of $15.0 million. The Lilly Note accrued simple interest of 8.0% per annum and converted into shares of our Series C convertible preferred stock in November 2019.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. A new drug must be approved by the FDA through the new drug application (NDA) process before it may be legally marketed in the United States.

We believe our AOC product candidates may be subject to regulation in the United States as combination products. If marketed individually, each component of our product candidates would be subject to different regulatory pathways and would require approval of independent marketing applications by the FDA. A combination product, however, is assigned to an FDA center that will have primary jurisdiction over its regulation based on a determination of the combination product’s primary mode of action, which is the single mode of action that provides the most important therapeutic effect. In the case of our AOC product candidates, we believe that the primary mode of action is attributable to the drug component of the product. Accordingly, we believe the FDA’s Center for Drug Evaluation and Research (CDER), will have primary jurisdiction over premarket development of our product candidates. We expect to seek approval of AOC 1001 and each of our other AOC product candidates through submission of a single NDA reviewed by CDER, and we do not expect that the FDA will require a separate marketing authorization for each constituent of AOC 1001 or our other AOC product candidates.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act (the FDCA) and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with Good Laboratory Practice (GLP) regulations and other applicable regulations;

●	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

●	approval by an independent institutional review board (IRB) at each clinical site before each trial may be initiated;

●

performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice (GCP) requirements to establish the safety and efficacy of the proposed drug for its intended use;

●	submission to the FDA of an NDA after completion of all pivotal trials;

●	satisfactory completion of an FDA advisory committee review, if applicable;

●

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current GMP (cGMP) requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of selected clinical investigation sites to assess compliance with GCP; and

●	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Once a pharmaceutical candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about ongoing or proposed clinical trials or non-compliance with specific FDA requirements, and the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of one or more qualified investigators in accordance with GCP regulations, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. They must be conducted under protocols detailing, among other things, the objectives of the trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND as well as any subsequent protocol amendments, and timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. An IRB at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●

Phase 1:  The product candidate is initially introduced into healthy human volunteers and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

●

Phase 2:  The product candidate is administered to a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and appropriate dosage. Multiple Phase 2 trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 trials.

●

Phase 3:  The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy, and to further test for safety in an expanded patient population, generally at geographically dispersed clinical study sites. These clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product approval and labeling.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

There are also requirements governing the reporting of ongoing clinical trials and completed trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products are required to register and disclose specified clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved.

NDA Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act (PDUFA) guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA or, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase 4 testing, which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized. The FDA may also place other conditions on approval including the requirement for a risk evaluation and mitigation strategy (REMS) to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Marketing approval may be withdrawn for non-compliance with regulatory requirements or if problems occur following initial marketing.

In addition, the Pediatric Research Equity Act (PREA) requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Expedited Development and Review Programs

A sponsor may seek approval of its product candidate under programs designed to expedite FDA’s review and approval of new drugs and biological products that meet certain criteria. The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. With regard to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the

NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. FDA may withdraw approval of a drug or indication approved under accelerated approval on an expedited basis if, for example, the sponsor fails to conduct the required confirmatory trial or if such confirmatory trial fails to verify the predicted clinical benefit of the product.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a product as breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. The breakthrough therapy designation also includes all of the fast track program features, which means that the sponsor may file sections of the NDA for review on a rolling basis if certain conditions are satisfied, including an agreement with FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met.

Fast track designation, priority review and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Post-Approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks, or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters, or untitled letters;

●	clinical holds on clinical studies;

●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

●	product seizure or detention, or refusal to permit the import or export of products;

●	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

●	mandated modification of promotional materials and labeling and the issuance of corrective information;

●	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

●	injunctions or the imposition of civil or criminal penalties.

In addition, the FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by the manufacturer and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. However, competitors may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of one of our product candidates for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. In addition, if an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity.

Marketing Exclusivity

Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application (ANDA) or an NDA submitted under Section 505(b)(2)(505(b)(2) NDA) submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

U.S. Healthcare Fraud and Abuse Laws and Compliance Requirements

In addition to FDA regulation of pharmaceutical products, U.S. federal and state healthcare laws and regulations restrict business practices in the pharmaceutical industry. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and constrain the business or financial arrangements and relationships with healthcare providers and other parties. These laws include anti-kickback and false claims laws, civil monetary penalties laws, and physician payment transparency laws. In addition to the federal laws summarized below, we may also be subject to similar state and local laws and regulations that may apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves.

The federal Anti-Kickback Statute prohibits, among other things, individuals or entities from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation.

The federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws prohibit, among other things, any individual or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act and the civil monetary penalties statute.

The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the

Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments or other transfers of value made during the previous year to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care providers beginning in 2022, and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held during the previous year by such health care providers as defined under statute and their immediate family members.

Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information or which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities; and state and local laws that require the registration of pharmaceutical sales representatives.

Violation of any of such laws or any other governmental regulations that apply may result in significant criminal, civil and administrative penalties including damages, fines, imprisonment, disgorgement, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations.

U.S. Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which we may seek regulatory approval. Sales in the United States will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by third-party payors. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs.

The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. In the United States, there is no uniform policy among payors for coverage or reimbursement. Decisions regarding whether to cover any of a product, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that can require manufacturers to provide scientific and clinical support for the use of a product to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Additionally, decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

U.S. Healthcare Reform

In the United States, there has been, and continues to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the profitable sale of product candidates.

Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA) was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; creates a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

There remain judicial and political challenges to certain aspects of the ACA. For example, the Tax Cuts and Jobs Act of 2017 (Tax Act) includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit affirmed the District Court’s decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation, and other efforts to repeal and replace the ACA will impact the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the Bipartisan Budget Act of 2018, will remain in effect through 2029 unless additional Congressional action is taken. The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law on March 27, 2020 and suspended these Medicare sequester reductions from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic, and extended the sequester by one year, through 2030. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. At the federal level, the current U.S. administration’s budget proposal for the fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. The Trump Administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of pharmaceutical products paid by consumers. Although a number of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union (EU) the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods.

The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

To market a medicinal product in the European Economic Area (EEA) (which is comprised of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein), we must obtain a Marketing Authorization (MA). There are two types of marketing authorizations:

●

the Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced therapy products, and medicinal products containing a new active substance indicated for the treatment certain diseases, such as AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

●

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and marketing exclusivity

In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric investigation plan

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan (PIP) agreed with the EMA’s Pediatric Committee (PDCO). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

Clinical trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization (ICH) guidelines on GCPs. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. If the sponsor of the clinical trial is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is currently expected to take effect in 2019, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

Data Privacy and Security Laws

We are subject to laws and regulations governing data privacy and the protection of health-related and other personal information. In the United States, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, impose certain requirements relating to the privacy, security and transmission of protected health information on HIPAA covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates who conduct certain activities for or on their behalf involving protected health information. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. For example, the California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability.

EU member states and other jurisdictions have also adopted data protection laws and regulations, which impose significant compliance obligations. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, processing and security of personal information that identifies or may be used to identify an individual, such as names, contact information, and sensitive personal data such as health data. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time.

As of May 25, 2018, Regulation 2016/676, known as the General Data Protection Regulation (GDPR) replaced the Data Protection Directive with respect to the processing of personal data in the European Union. The GDPR imposes many requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention and secondary use of information, increased requirements pertaining to health data and pseudonymised (i.e., key-coded) data and additional obligations when we contract third-party processors in connection with the processing of the personal data. The GDPR allows EU member states to make additional laws and regulations further limiting the processing of genetic, biometric or health data. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Additionally, following the United Kingdom’s withdrawal from the European Union, we will have to comply with the GDPR and the United Kingdom GDPR, each regime having the ability to fine up to the greater of €20 million/ £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk.

The challenges we could face under the GDPR may also apply to other jurisdictions outside the EU that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity. For example, the CCPA has been characterized as the first “GDPR-like” privacy statute to be enacted in the United States because it mirrors a number of the key provisions in the GDPR. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States

Employees

As of May 31, 2020, we had 38 full-time employees, 19 of whom have a Ph.D. or M.D. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We currently lease approximately 8,561 square feet of office and laboratory space in La Jolla, California, under a lease that expires in 2021. In June 2020, we entered into a new lease to replace our current space for approximately 23,596 square feet of office and laboratory space with an expected occupancy in July 2021. Our current lease will terminate on the date 15 days after the commencement of the new lease. We believe that these facilities will meet our current and near-term needs and that suitable additional space will be available as and when needed.

Legal Proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of management, would have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputation harm, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of May 31, 2020.

Name	Age	Position
Executive Officers
Sarah Boyce	48	President and Chief Executive Officer
Joseph Baroldi	42	Chief Operating Officer
Arthur A. Levin, Ph.D.	66	Chief Scientific Officer
Michael F. MacLean	54	Chief Financial Officer

Non-Employee Directors
Troy Wilson, Ph.D., J.D.	51	Executive Chairman of the Board of Directors
Carsten Boess(1)	53	Director
Todd Brady(1)	41	Director
Noreen Henig, M.D.(2)(3)	55	Director
Edward Kaye, M.D.(2)(3)	71	Director
Michael Martin, Ph.D.(1)(2)	46	Director
Roderick Wong, M.D.(3)	43	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating and corporate governance committee

Executive Officers

Sarah Boyce has served as our President and Chief Executive Officer and as a member of our board of directors since October 2019. Prior to joining Avidity, she served as President and a member of the board of directors of Akcea Therapeutics, Inc. from April 2018 through September 2019, where she led the commercialization of the company’s rare disease products. Ms. Boyce served as Chief Business Officer of Ionis Pharmaceuticals, Inc. from January 2015 to April 2018, and Vice President, Head of International Business Strategy and Operations at Forest Laboratories, Inc. from 2012 to 2014. She previously held various positions with Alexion Pharmaceuticals Inc., Novartis Group AG, Bayer AG and F. Hoffmann-La Roche AG. Ms. Boyce currently serves on the board of directors of Ligand Pharmaceuticals Incorporated. Ms. Boyce holds a B.S. in Microbiology from the University of Manchester, England. Ms. Boyce’s knowledge of our business, as well as her extensive development, commercial and executive management experience, contributed to our board of directors’ conclusion that she should serve as a director of our company.

Joseph Baroldi has served as our Chief Operating Officer since February 2020. Mr. Baroldi has over twenty years of experience in the life sciences industry. Most recently, Mr. Baroldi was Vice President of Business Development at Ionis Pharmaceuticals, Inc. from February 2009 to January 2020, where he held several roles of increasing responsibility over the last decade. Previously, Mr. Baroldi held several roles in strategic planning and scientific research at Hologic, Inc. (formerly Gen-Probe Inc.) from April 2005 to January 2009. Mr. Baroldi holds an M.B.A. from the Rady School of Management at the University of California, San Diego and a B.S. in Biological Sciences from the University of California, Irvine.

Arthur A. Levin, Ph.D., has served as our Chief Scientific Officer since October 2019, and prior to that as our Executive Vice President of Research and Development since January 2014. Dr. Levin has a combined three decades of experience in all aspects of drug development from discovery through drug registration and has played key roles in the development of numerous oligonucleotides. From

April 2012 to January 2014, he served as Executive Vice President at miRagen Therapeutics, Inc. Prior to that, Dr. Levin held various senior management positions at Santaris Pharma A/S Corp. and Ionis Pharmaceuticals, Inc. Since September 2015, Dr. Levin has served as a member of the board of directors of Stoke Therapeutics, Inc. Dr. Levin holds a Ph.D. in Toxicology from the University of Rochester and a B.S. in Biology from Muhlenberg College.

Michael F. MacLean has served as our Chief Financial Officer since May 2020. Most recently, Mr. MacLean served as Chief Financial Officer of Akcea Therapeutics, Inc. from September 2017 to March 2020. Prior to joining Akcea Therapeutics, from September 2015 to August 2017, Mr. MacLean was Chief Financial Officer and Executive Vice President of PureTech Health plc. Previously, Mr. MacLean was Chief Financial Officer of Iron Mountain Inc.’s North American business from July 2014 to June 2015 and was Senior Vice President, Worldwide Controller at Iron Mountain from October 2012 to June 2014. Prior to Iron Mountain, Mr. MacLean previously served as Senior Vice President of Finance and Chief Accounting Officer of Biogen Inc., where he led the company’s worldwide finance organization. Mr. MacLean holds a B.S. in Accounting from Boston College.

Non-Employee Directors

Troy Wilson, Ph.D., J.D., is our co-founder and has served as a member of our board of directors since November 2012 and as Executive Chairman since February 2019. Dr. Wilson served as our President and Chief Executive Officer from November 2012 to February 2019. He has been President and Chief Executive Officer and a member of the board of directors of Kura Oncology, Inc. since August 2014 and has served as a member of the board of directors of Puma Biotechnology, Inc. since October 2013. He has also served as Executive Chairman of the board of directors of Wellspring Biosciences, Inc., a privately-held biopharmaceutical company, since July 2012, and has served as the sole managing member of Wellspring Biosciences’ parent company, Araxes Pharma LLC, since May 2012. Previously, Dr. Wilson served as a director of Zosano Pharma Corporation from June 2014 to October 2019. He also served as President and Chief Executive Officer of Wellspring Biosciences and Araxes Pharma from July 2012 to March 2019, and as President and Chief Executive Officer and a member of the board of directors of Intellikine, Inc. Dr. Wilson holds a J.D. from New York University and a Ph.D. in Bioorganic Chemistry and a B.A. in Biophysics from the University of California, Berkeley. Dr. Wilson’s knowledge of our business and his senior executive and board-level experience at biopharmaceutical companies contributed to our board of directors’ conclusion that he should serve as Executive Chairman of our company.

Carsten Boess has served on our board of directors since April 2020. Mr. Boess has also served on the board of directors of Rocket Pharmaceuticals, Inc. since January 2016. Previously, Mr. Boess was the Executive Vice President of Corporate Affairs at Kiniksa Pharmaceuticals, Ltd. from August 2015 until February 2020. Before Kiniksa, Mr. Boess was the Chief Financial Officer at Alexion Pharmaceuticals from 2004 to 2005 and the Senior Vice President and Chief Financial Officer at Synageva BioPharma Corp. from 2011 until the company’s acquisition by Alexion Pharmaceuticals in 2015. Previously, Mr. Boess served in multiple roles with increasing responsibility at Insulet Corporation, including Chief Financial Officer from 2006 to 2009 and Vice President of International Operations from 2009 to 2011. Prior to that, Mr. Boess served as Executive Vice President of Finance at Serono Inc. from 2005 to 2006. In addition, he was a member of the Geneva-based World Wide Executive Finance Management Team while at Serono. Mr. Boess also held several financial executive roles at Novozymes of North America and Novo Nordisk in France, Switzerland and China. During his tenure at Novo Nordisk, he served on Novo Nordisk’s Global Finance Board. Mr. Boess received a Bachelor’s degree and Master’s degree in Economics and Finance, specializing in Accounting and Finance from the University of Odense, Denmark. Mr. Boess’ business, financial and corporate governance experience in the biotechnology industry contributed to our board of directors’ conclusion that he should serve as a director of our company.

Todd Brady has served on our board of directors since December 2016. Mr. Brady has served as the Director of Finance and Investments at Brace Pharma Capital, Inc., a healthcare-focused investment firm, since April 2014. He also serves as a director for Vero Biotech, LLC, Pipeline Therapeutics, Inc., and Tyrogenex, Inc., and formerly served as a director for Cocrystal Pharma, Inc. and as a board observer for Precision Biosciences Inc. and miRagen Therapeutics, Inc. Mr. Brady has an extensive and diverse background in capital markets, working in equity research, asset management, private equity and corporate banking. He holds an M.B.A. from the Schulich School of Business (York University) and is a Chartered Financial Analyst (CFA). Mr. Brady’s extensive financial experience and service as a director of other biotechnology companies contributed to our board of directors’ conclusion that he should serve as a director of our company.

Noreen Henig, M.D., has served on our board of directors since August 2019. Since May 2020, Dr. Henig has served as the Chief Medical Officer of Kezar Life Sciences, Inc. Previously, from July 2018 to March 2020, Dr. Henig served as the Chief Medical Officer of Breath Therapeutics GmbH, which is now Zambon SpA following an acquisition in July 2019. Previously, Dr. Henig served as the Chief Development Officer of ProQR Therapeutics N.V. where she oversaw preclinical and clinical drug development from March 2014 to November 2017. Before joining ProQR, Dr. Henig was Senior Director, Global Respiratory, from 2011 to 2014, and Director, Respiratory Therapeutics, from 2008 to 2011, at Gilead Sciences, Inc. Dr. Henig’s specialties as a physician include pulmonary, critical care, allergy and immunology. Dr. Henig holds an M.D. with a distinction in immunology from the Albert Einstein College of Medicine of Yeshiva University and a B.A. from Yale University. She also completed training in internal medicine at the University of California, San Francisco and in pulmonary and critical care medicine at the University of Washington. Dr. Henig’s drug development and clinical trial experience contributed to our board of directors’ conclusion that she should serve as a director of our company.

Edward M. Kaye, M.D., has served on our board of directors since August 2019. Dr. Kaye has served as the Chief Executive Officer and a member of the board of directors of Stoke Therapeutics Inc. since October 2017. Dr. Kaye joined Stoke from Sarepta Therapeutics, Inc. where he served as a member of the board of directors from September 2016 to August 2017, President and Chief Executive Officer from September 2016 to July 2017, Interim Chief Executive Officer from April 2015 to September 2016 and Chief Medical Officer from June 2011 to March 2017. From 2001 to 2007, Dr. Kaye served in various positions at Genzyme Corporation, including most recently as Group Vice President of Clinical Development. Previously, Dr. Kaye served as Chief of Biochemical Genetics at Children’s Hospital of Philadelphia, Chief of Neurology at St. Christopher’s Hospital for Children and as a member of the research staff at Massachusetts General Hospital and Tufts University Medical Center. Dr. Kaye currently serves as a Neurological Consultant at the Children’s Hospital of Boston. Dr. Kaye is also a member of the board of directors of Cytokinetics, Inc. Dr. Kaye holds an M.D. from the Loyola University Stritch School of Medicine and a B.S. in Biology/Chemistry from Loyola University. Dr. Kaye’s extensive leadership and clinical experience in the medical and biotechnology fields contributed to our board of directors’ conclusion that he should serve as a director of our company.

Michael Martin, Ph.D., has served on our board of directors since December 2016 and has been the President of Takeda Ventures, Inc., the corporate venture arm of Takeda Pharmaceutical Company Limited, since January 2017. He previously served as Senior Investment Director of Takeda Ventures from April 2015 to January 2017. Prior to joining Takeda Ventures, Dr. Martin was a member of Global Licensing and Business Development at Takeda Pharmaceutical Company Limited from October 2012 to April 2015, where he led efforts for sourcing and transacting technologies and early stage pipeline programs. He has also held executive and scientific roles with Intellikine Inc. (acquired by Takeda), TargeGen, Inc. (acquired by Sanofi-Aventis), Arena Pharmaceuticals, Inc. and Monsanto Corporation. Dr. Martin holds a Ph.D. in Medicinal Chemistry from University of Illinois, a M.S. in Analytical Chemistry from Saint Louis University and B.S. degrees in Chemistry and Mathematics from Saint

Louis University. Dr. Martin’s extensive biotechnology investment and industry experience contributed to our board of directors’ conclusion that he should serve as a director of our company.

Roderick Wong, M.D., has served on our board of directors since November 2019. Dr. Wong has over fifteen years of healthcare investment experience. Since 2010, he has served as Managing Partner and Chief Investment Officer of RTW Investments, LP, a healthcare-centered investment firm. Prior to RTW Investments, Dr. Wong was a Managing Director and the Portfolio Manager for the Davidson Kempner Healthcare Funds. Previously, Dr. Wong held various healthcare investment and healthcare research roles at SAC Capital Advisors and Cowen & Company. Since July 2015, Dr. Wong has served as Chairman of the board of directors of Rocket Pharmaceuticals, Inc. Dr. Wong also previously served on the board of directors of Penwest Pharmaceuticals Co. He holds an M.D. from the University of Pennsylvania Medical School, an M.B.A. from Harvard Business School and a B.S. in Economics from Duke University. Dr. Wong’s years of experience investing in the biopharmaceutical industry contributed to our board of directors’ conclusion that he should serve as a director of our company.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of eight members. Our board of directors has determined that all of our directors, other than Ms. Boyce and Dr. Wilson, are independent directors in accordance with the listing requirements of the Nasdaq Global Market (Nasdaq). Nasdaq’s independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with the terms of our amended and restated certificate of incorporation that will go into effect immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the directors whose terms then expire will be eligible for reelection until the third annual meeting following reelection. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

●	the Class I directors will be Mr. Boess, Ms. Boyce and Dr. Wilson, and their terms will expire at our first annual meeting of stockholders following this offering;

●	the Class II directors will be Mr. Brady and Dr. Wong, and their terms will expire at our second annual meeting of stockholders following this offering; and

●	the Class III directors will be Dr. Henig, Dr. Kaye and Dr. Martin, and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation that will go into effect immediately prior to the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our board of directors or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock then entitled to vote in an election of directors.

Board Leadership Structure

Our board of directors is currently led by our Executive Chairman, Dr. Wilson. Our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the company continues to grow. We separate the roles of chief executive officer and chairman of the board of directors in recognition of the differences between the two roles. The chief executive officer is responsible for setting the strategic direction for our company and the day-to-day leadership and performance of our company, while the chairman of the board of directors provides guidance to the chief executive officer and presides over meetings of the full board of directors. We believe that this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing our company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee manages risks associated with the independence of the board of directors, corporate disclosure practices and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board of directors as a whole.

Board Committees and Independence

Our board of directors has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

●	appointing our independent registered public accounting firm;

●	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

●	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

●	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;

●	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;

●	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

●	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board of directors any changes to such investment policy;

●	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

●	preparing the report that the SEC requires in our annual proxy statement;

●	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and

●	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee are Mr. Boess, Mr. Brady and Dr. Martin. Mr. Boess serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that Mr. Boess is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq listing standards. Our board of directors has determined each of Mr. Boess, Mr. Brady and Dr. Martin is independent under the applicable rules of the SEC and Nasdaq. Upon the listing of our common stock on Nasdaq, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Compensation Committee

Our compensation committee approves policies relating to compensation and benefits of our officers and employees. The compensation committee approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also approves the issuance of stock options and other awards under our equity plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are Dr. Kaye, Dr. Henig and Dr. Martin. Dr. Kaye serves as the chairperson of the committee. Our board of directors has determined that each of Dr. Kaye, Dr. Henig and Dr. Martin is independent under the applicable Nasdaq listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. Upon the listing of our common stock on Nasdaq, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for assisting our board of directors in discharging the board of directors’ responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at our annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on our board of directors and any committees thereof. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our board of directors concerning governance matters and oversight of the evaluation of our board of directors. The members of our nominating and corporate governance committee are Dr. Henig, Dr. Kaye and Dr. Wong. Dr. Henig serves as the chairperson of the committee. Our board of directors has determined that each of Dr. Henig, Dr. Kaye and Dr. Wong is independent under the applicable Nasdaq listing standards. Upon the listing of our common stock on Nasdaq, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently, or has at any time been, one of our officers or employees. None of our executive officers currently serves, or has served during the past fiscal year, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Board Diversity

Upon the closing of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members) for election or appointment, the nominating and corporate governance committee and the board of directors will take into account many factors, including the following:

●	personal and professional integrity, ethics and values;

●	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

●	experience as a board member or executive officer of another publicly-held company;

●	strong finance experience;

●	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

●	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

●	experience relevant to our business industry and with relevant social policy concerns; and

●	relevant academic expertise or other proficiency in an area of our business operations.

Currently, our board of directors evaluates, and following the closing of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Conduct and Ethics

We have adopted a written code of conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will be effective upon the closing of this offering. Upon the closing of this offering, our code of conduct and ethics will be available under the Corporate Governance section of our website at www.aviditybiosciences.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below, whom we refer to as our NEOs.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents summary information regarding the total compensation that was awarded to, earned by or paid to our NEOs for services rendered during the year ended December 31, 2019.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)
Sarah Boyce	2019	103,512	–	–	4,295,649	50,630	117	4,449,908
President and Chief Executive Officer
Troy Wilson, Ph.D.(4)	2019	348,935	–	–	–	140,000	64,671	553,606
Former Chief Executive Officer; Executive Chairman
Arthur A. Levin, Ph.D.	2019	394,311	–	–	–	148,000	702	543,013
Chief Scientific Officer
P. Kent Hawryluk(5)	2019	287,219	–	–	5,612	85,000	420,924	798,755
Former Chief Business Officer

(1)

Represents the grant date fair value of stock options to purchase shares of our common stock computed in accordance with Financial Accounting Standards Board (FASB) ASC 718. See Note 8 to our financial statements included elsewhere in this prospectus for a description of the assumptions used in valuing our stock options.

(2)	Represents annual bonuses for 2019 paid in early 2020 under our annual bonus plan, as described below.

(3)

Includes life insurance premiums for all of our NEOs. For Mr. Hawryluk, also includes (i) $380,792 in severance paid to him in early 2020 pursuant to his release agreement and (ii) $39,430 representing accrued but unused vacation payout. For Dr. Wilson, also includes (a) a $10,175 car allowance, (b) $23,045 representing accrued but unused vacation payout and (c) and $30,866 paid as a retainer for his service as Executive Chairman following his termination of employment.

(4)

Dr. Wilson ceased serving as our Chief Executive Officer on October 7, 2019, at which time he transitioned to the role of non-employee Executive Chairman. Dr. Wilson’s salary reflects his salary as Chief Executive Officer from January 1, 2019 through October 6, 2019.

(5)	Mr. Hawryluk’s employment terminated on December 19, 2019.

Narrative Disclosure to Compensation Tables

The primary elements of compensation for our NEOs are base salary, annual performance bonuses and equity awards. The NEOs also participate in employee benefit plans and programs that we offer to our other employees, as described below.

Annual Base Salary

We pay our NEOs a base salary to compensate them for the satisfactory performance of services rendered to us. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for our NEOs have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

Dr. Wilson’s base salary during 2019 was $360,600 for the portion of such year he served as our Chief Executive Officer. Following his transition to non-employee Executive Chairman in October 2019, he received an annual retainer of $132,000 for such service.

Ms. Boyce’s annual base salary of $440,000 was established in connection with her commencement of employment in October 2019. Ms. Boyce’s annual base salary will increase to $520,000 upon the closing of this offering.

Dr. Levin’s annual base salary for 2019 was $394,000, which was increased for 2020 to $414,000.

Bonus Compensation

From time to time our board of directors or compensation committee may approve bonuses for our NEOs based on individual performance, company performance or as otherwise determined appropriate.

For 2019, annual bonuses were based on such factors as the board and the compensation committee deemed appropriate, including the achievement of certain corporate performance goals, and each individual NEO’s performance as it relates to his or her area of responsibility. The annual bonuses paid to our NEOs for 2019 are reflected in the Summary Compensation Table above.

Each NEO has an established target annual bonus amount. The 2020 target annual bonus amounts for each NEO, expressed as a percentage of annual base salary, are 40% for Ms. Boyce (increasing to 50% upon the closing of this offering) and 30% for Dr. Levin (increasing to 40% upon the closing of this offering). Dr. Wilson is not eligible for an annual bonus in his capacity as Executive Chairman.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and the interests of our stockholders with those of our employees and consultants, including our named executive officers. The board of directors is responsible for approving equity grants. We typically grant equity awards to new hires upon their commencing employment with us. Generally, our equity awards vest over four years, subject to the employee’s continued employment with us on each vesting date.

In December 2019, in connection with her commencement of employment, we granted Ms. Boyce an option to purchase 1,197,015 shares of our common stock under our 2013 Equity Incentive Plan, as amended (the 2013 Plan). Twenty-five percent of the options vest on the first anniversary of her employment commencement date and 1/48th of the options vest monthly thereafter, subject to Ms. Boyce’s continuous service through each such vesting date. The options were granted at an exercise price of $1.24 per share, which was the fair market value of a share on the grant date.

In March 2019, we granted Mr. Hawryluk an option to purchase 23,702 shares of our common stock at an exercise price of $0.34 per share, which was the fair market value of a share on the grant date. The options were eligible to vest in 24 equal monthly installments following the grant date, subject to his continuous service through each such vesting date. Mr. Hawryluk early exercised these options for restricted shares subject to the same vesting schedule, which restricted shares were subject to repurchase by us at the original purchase price per share of $0.34 pursuant to the terms of the award agreements. Mr. Hawryluk held 15,802 restricted shares from such award at the time of his termination in December 2019, which we repurchased from him in February 2020.

Agreements with Our NEOs

Employment Agreement with Ms. Boyce

We have entered into an employment agreement with Ms. Boyce, which governs the terms of her employment with us. Pursuant to her agreement, Ms. Boyce is entitled to an annual base salary of $440,000 (increasing to $520,000 upon the closing of this offering) and, commencing in 2020, is eligible to receive an annual performance bonus with a target amount of 40% (increasing to 50% upon the closing of this offering) of her base salary. Ms. Boyce’s employment is at will.

Regardless of the manner in which Ms. Boyce’s employment terminates, she is entitled to receive amounts previously earned during her employment, including unpaid salary and cash out of unused vacation. In addition, Ms. Boyce is entitled to certain severance benefits under her employment agreement, subject to her execution of a release of claims and compliance with post-termination obligations.

Ms. Boyce’s employment agreement provides for severance benefits for certain terminations that arise during and outside a change of control period. Upon a termination without cause or resignation for good reason outside of a change of control period (as such terms are defined below), Ms. Boyce is entitled to: (i) continuation of her base salary for 12 months (such applicable period, the severance period), and (ii) payment of the COBRA premiums for her and her eligible dependents until the earliest of (a) the end the severance period, (b) expiration of her eligibility for continuation coverage under COBRA, or (c) the date she becomes eligible for health insurance coverage in connection with her new employment.

Upon a termination without cause or resignation for good reason within 59 days prior to or 12 months after a change of control (such period, the change of control period), Ms. Boyce is entitled to: (i) continuation of her base salary for 18 months, (ii) an amount equal to her target annual bonus for the year in which the termination occurs, paid in a lump sum, (iii) payment of the COBRA premiums for her and her eligible dependents until the earliest of (a) the end such 18-month period, (b) expiration of her eligibility for continuation coverage under COBRA, or (c) the date she becomes eligible for health insurance coverage in connection with her new employment, and (iv) accelerated vesting of any unvested time-based vesting equity awards.

For purposes of Ms. Boyce’s employment agreement:

●

“cause” means (i) executive’s willful failure substantially to perform executive’s duties and responsibilities to us or deliberate violation of our policy; (ii) executive’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to us; (iii) executive’s unauthorized use or disclosure of any proprietary information or trade secrets of ours or any other party to whom executive owes an obligation of nondisclosure as a result of executive’s relationship with us; or (iv) executive’s willful breach of any of executive’s obligations under any written agreement or covenant with us;

●

“change of control” has the same meaning given to “company transaction” in our 2013 Plan, as described below provided that, upon the closing of this offering, “change of control” will have the same meaning given to such term in our 2020 Incentive Award Plan; and

●

“good reason” means executive’s resignation from employment with us if we take any of the following actions without executive’s prior written consent: (i) a material reduction in executive’s base salary, unless pursuant to a salary reduction program applicable generally to our similarly situated employees; (ii) a material reduction in executive’s duties, including responsibilities and/or authorities, provided that it shall not constitute good reason if such reduction is a mere change of title alone or change in reporting relationship; (iii) relocation of executive’s principal place of employment to a place that increases executive’s one-way commute by more than 50 miles as compared to executive’s then-current principal place of employment immediately prior to such relocation; or (iv) any other action or inaction that constitutes a material breach by us of any agreement under which executive provides services.

Executive Chairman Agreement with Dr. Wilson

In connection with his transition from Chief Executive Officer to Executive Chairman in October 2019, we entered into a letter agreement with Dr. Wilson. Pursuant to his letter agreement, Dr. Wilson will receive an annual retainer of $132,000.

Employment Agreement with Dr. Levin

We have entered into an employment agreement with Dr. Levin, which sets forth the terms of Dr. Levin’s employment. Dr. Levin serves as our Chief Scientific Officer. He receives an annual base salary of $414,000. Dr. Levin is eligible to receive an annual bonus with a target amount equal to 30% (increasing to 40% upon the closing of this offering) of his then-current annual base salary.

Regardless of the manner in which his service terminates, Dr. Levin is entitled to receive amounts previously earned during his term of service, including unpaid salary and cash out of unused vacation. In addition, Dr. Levin is entitled to certain severance benefits under his employment agreement, subject to his execution of a release of claims and compliance with post-termination obligations.

Dr. Levin’s employment agreement provides for severance benefits for certain terminations that arise during and outside a change of control period. Upon a termination without cause or resignation for good reason outside of a change of control period (as such terms are defined below), Dr. Levin is entitled to: (i) payment equal to 12 months (such applicable period, the severance period) of his then-current base salary, paid in a lump sum, and (ii) payment of the COBRA premiums for him and his eligible dependents until the earliest of (a) the end the severance period, (b) expiration of his eligibility for continuation coverage under COBRA, or (c) the date he becomes eligible for health insurance coverage in connection with his new employment.

Upon a termination without cause or resignation for good reason within 59 days prior to or 12 months after a change of control (such period, the change of control period), Dr. Levin is entitled to: (i) payment equal to 12 months of his then-current base salary, paid in a lump sum, (ii) an amount equal to his target annual bonus for the year in which the termination occurs, paid in a lump sum, (iii) payment of the COBRA premiums for him and his eligible dependents until the earliest of (a) the end of such 12-month period, (b) expiration of his eligibility for continuation coverage under COBRA, or (c) the date he becomes eligible for health insurance coverage in connection with his new employment, and (iv) accelerated vesting of any unvested time-based vesting equity awards.

For purposes of Dr. Levin’s employment agreement,

●

“cause” means executive has (i) been convicted of or pled guilty or nolo contendere to a felony or any crime involving moral turpitude or dishonesty; (ii) participated in a fraud or act of dishonesty against us; (iii) materially breached any agreement between executive and us or any written policy of ours; (iv) engaged in conduct that demonstrates gross unfitness to serve; or (v) engaged in willful misconduct; or (vi) refused to comply with any lawful directive of ours and, with respect to clauses (iii) and (vi), executive has not cured such noncompliance or breach within 30 days of receipt of our written notice of such noncompliance or breach;

●	“change of control” has the same meaning as given to the term in Ms. Boyce’s employment agreement, as described above; and

●

“good reason” means executive’s resignation from employment with us if we take any of the following actions without executive’s prior written consent: (i) a material reduction in executive’s base salary, unless pursuant to a salary reduction program applicable generally to our similarly situated employees; (ii) a material reduction in executive’s duties, including responsibilities and/or authorities; (iii) relocation of executive’s principal place of employment to a place that increases executive’s one-way commute by more than 50 miles as compared to executive’s then-current principal place of employment immediately prior to such relocation; (iv) any other action or inaction that constitutes a material breach by us of any agreement under which executive provides services; or (v) any material reduction in the authority, duties, or responsibilities of the supervisor to whom executive is required to report.

Release Agreement with Mr. Hawryluk

On December 19, 2019, P. Kent Hawryluk’s employment as our Chief Business Officer terminated. In connection with his separation, we entered into a release agreement with Mr. Hawryluk, pursuant to which we agreed to pay him the following severance benefits: (i) cash severance in the amount of $292,917, payable in a lump sum following the effectiveness of his release; (ii) his annual bonus for 2019 in the amount of $87,875, payable in a lump sum following the effectiveness of his release; and (iii) continued health insurance coverage at Company’s expense for 12 months following his termination date.

Employment Agreements with Other Executives

Employment Agreement with Mr. Baroldi

We have entered into an employment agreement with Mr. Baroldi, which sets forth the terms of Mr. Baroldi’s employment. Mr. Baroldi serves as our Chief Operating Officer. He receives an annual base salary of $340,000 (increasing to $425,000 upon the closing of this offering). Mr. Baroldi is eligible to receive an annual bonus with a target amount equal to 30% (increasing to 40% upon the closing of this offering) of his then-current annual base salary.

Regardless of the manner in which his service terminates, Mr. Baroldi is entitled to receive amounts previously earned during his term of service, including unpaid salary and cash out of unused vacation. In addition, Mr. Baroldi is entitled to certain severance benefits under his employment agreement, subject to his execution of a release of claims and compliance with post-termination obligations.

Mr. Baroldi’s employment agreement provides for severance benefits for certain terminations that arise during and outside a change of control period. Upon a termination without cause or resignation for good reason outside of a change of control period (as such terms are defined below), Mr. Baroldi is entitled to: (i) continuation of his base salary for 12 months (such applicable period, the severance period), and (ii) payment of the COBRA premiums for him and his eligible dependents until the earliest of (a) the end the severance period, (b) expiration of his eligibility for continuation coverage under COBRA, or (c) the date he becomes eligible for health insurance coverage in connection with his new employment.

Upon a termination without cause or resignation for good reason within 59 days prior to or 12 months after a change of control (such period, the change of control period), Mr. Baroldi is entitled to: (i) continuation of his base salary for 12 months, (ii) an amount equal to his target annual bonus for the year in which the termination occurs, paid in a lump sum, (iii) payment of the COBRA premiums for him and his eligible dependents until the earliest of (a) the end of such 12-month period, (b) expiration of his eligibility for continuation coverage under COBRA, or (c) the date he becomes eligible for health insurance coverage in connection with his new employment, and (iv) accelerated vesting of any unvested time-based vesting equity awards.

For purposes of Mr. Baroldi’s employment agreement, “cause,” “change of control” and “good reason” have the same meaning as given to the terms in Ms. Boyce’s employment agreement, as described above.

Employment Agreement with Mr. MacLean

We have entered into an employment agreement with Mr. MacLean, which sets forth the terms of Mr. MacLean’s employment. Mr. MacLean serves as our Chief Financial Officer. He receives an annual base salary of $394,000. Mr. MacLean is eligible to receive an annual bonus with a target amount equal to 40% (pro-rated for 2020) of his then-current annual base salary.

Regardless of the manner in which his service terminates, Mr. MacLean is entitled to receive amounts previously earned during his term of service, including unpaid salary and cash out of unused vacation. In addition, Mr. MacLean is entitled to certain severance benefits under his employment agreement, subject to his execution of a release of claims and compliance with post-termination obligations.

Mr. MacLean’s employment agreement provides for severance benefits for certain terminations that arise during and outside a change of control period. Upon a termination without cause or resignation for good reason outside of a change of control period (as such terms are defined below), Mr. MacLean is entitled to: (i) continuation of his base salary for 12 months (such applicable period, the severance period), (ii) payment of the COBRA premiums for him and his eligible dependents until the earliest of (a) the end the severance period, (b) expiration of his eligibility for continuation coverage under COBRA, or (c) the date he becomes eligible for health insurance coverage in connection with his new employment, and (iii) any vested equity awards remaining exercisable.

Upon a termination without cause or resignation for good reason within 59 days prior to or 12 months after a change of control (such period, the change of control period), Mr. MacLean is entitled to: (i) continuation of his base salary for 12 months, (ii) an amount equal to his target annual bonus for the year in which the termination occurs, paid in a lump sum, (iii) payment of the COBRA premiums for him and his eligible dependents until the earliest of (a) the end of such 12-month period, (b) expiration of his eligibility for continuation coverage under COBRA, or (c) the date he becomes eligible for health insurance coverage in connection with his new employment, and (iv) accelerated vesting of any unvested time-based vesting equity awards and any vested equity awards remaining exercisable.

For purposes of Mr. MacLean’s employment agreement:

●

“cause” means (i) executive’s willful failure substantially to perform executive’s duties and responsibilities to us causing material harm to us after written notice to executive specifying such failure and executive’s failure to cure within 60 days or deliberate violation of our written policy causing material harm to us; (ii) executive’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to us; (iii) executive’s unauthorized use or disclosure of any proprietary information or trade secrets of ours or any other party to whom executive owes an obligation of nondisclosure as a result of executive’s relationship with us; or (iv) executive’s willful breach of any of executive’s obligations under any written agreement or covenant with us;

●	“change of control” has the same meaning as given to the term in Ms. Boyce’s employment agreement, as described above; and

●

“good reason” means executive’s resignation from employment with us if we take any of the following actions without executive’s prior written consent: (i) a material reduction in executive’s base salary, unless pursuant to a salary reduction program applicable to our executive team at the same reduction percentage; (ii) a material reduction in executive’s duties (including responsibilities and/or authorities) or requirement that executive reports to someone other than our Chief Executive Officer; provided that it shall not constitute good reason if such reduction is a mere change of title alone; (iii) relocation of executive’s principal place of employment to a place that increases executive’s one-way commute by more than 50 miles as compared to executive’s then-current principal place of employment immediately prior to such relocation; or (iv) any other action or inaction that constitutes a material breach by us of any agreement under which executive provides services.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding equity awards for each of our NEOs as of December 31, 2019.

	Option Awards(1)					Stock Awards
	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Sarah Boyce	12/18/2019	–	1,197,015	1.24	12/17/2029	–		–
Troy Wilson, Ph.D.	–	–	–	–	–	79,008	(3)	1,422,144
Arthur Levin, Ph.D.	8/29/2017	47,405	–	0.53	8/28/2027	–		–
P. Kent Hawryluk	8/29/2017	–	–	–	–	31,119	(4)	560,142
	3/29/2019	–	–	–	–	15,802	(5)	284,436

(1)

Stock option award granted to Ms. Boyce vests as to 25% of such grant on the one year anniversary of the vesting commencement date (October 7, 2019) and monthly thereafter in equal installments until fully vested at the fourth anniversary of the vesting commencement date, subject to accelerated vesting in certain circumstances as described above under “Employment Letter Agreements with our NEOs.” Stock option award granted to Dr. Levin vests in 48 equal monthly installments following the grant date until fully vested at the fourth anniversary of the grant date, subject to accelerated vesting in certain circumstances as described above under “Agreements with our NEOs.”

(2)	The market value was computed using $18.00, which is the initial public offering price.

(3)

Represents shares of restricted stock issued upon early exercise of a stock option award granted on August 29, 2017. The award vests in 48 equal monthly installments following the vesting commencement date until fully vested at the fourth anniversary of the grant date. Unvested shares are subject to repurchase by us at the original purchase price per share of $0.53 pursuant to the terms of the award agreements in the event of Dr. Wilson’s termination of service prior to the final vesting date.

(4)

Represents shares of restricted stock issued upon early exercise of a stock option award granted on August 29, 2017. The award was scheduled to vest in accordance with the standard vesting schedule described in footnote (1) above, with a vesting commencement date of August 29, 2017. These awards ceased vesting upon Mr. Hawryluk’s termination of employment on December 31, 2019, and were repurchased by us at the original purchase price per share of $0.53 pursuant to the terms of the award agreements in February 2020.

(5)

Represents shares of restricted stock issued upon early exercise of a stock option award granted on March 29, 2019. The award was scheduled to vest in accordance with the standard vesting schedule described in footnote (1) above, with a vesting commencement date of March 29, 2019. These awards ceased vesting upon Mr. Hawryluk’s termination of employment on December 19, 2019, and were repurchased by us at the original purchase price per share of $0.34 pursuant to the terms of the award agreements in February 2020.

Other Elements of Compensation

Perquisites, Health, Welfare and Retirement Benefits

Our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life, disability and accidental death and dismemberment insurance plans, in each case on the generally on same basis as all of our other employees. We provide a 401(k) plan to our employees, including our current named executive officers, as discussed in the section below entitled “401(k) Plan.”

We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances. Our board of directors may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the U.S. Internal Revenue Code of 1986, as amended (the Code). The 401(k) plan provides that each participant may make pre-tax deferrals from his or her compensation up to the statutory limit, which is $19,500 for calendar year 2020, and other testing limits. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2020 may be up to an additional $6,500 above the statutory limit. Although the 401(k) plan provides for discretionary matching and profit sharing contributions, we currently do not make either type of contribution to the 401(k) plan. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

Nonqualified Deferred Compensation

We do not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans. Our board of directors may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Termination or Change of Control Benefits

Our executive officers may become entitled to certain benefits or enhanced benefits in connection with a qualifying termination and/or a change of control of our company. Each of our executive officers’ employment agreements entitles them to certain benefits, upon a qualifying termination and in connection with a change of control of our company. For additional discussion, please see “Agreements with Our NEOs.”

Incentive Award Plans

2020 Incentive Award Plan

Our board of directors and our stockholders have adopted the 2020 Plan, which became effective in connection with this offering. Under the 2020 Plan, we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2020 Plan are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2020 Plan. Following our initial public offering, the 2020 Plan will generally be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2020 Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2020 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The number of shares initially available for issuance under awards granted pursuant to the 2020 Plan will be the sum of (i) 3,900,000 shares of our common stock, plus (ii) any shares subject to outstanding awards under the 2013 Plan as of the effective date of the 2020 Plan that become available for issuance under the 2020 Plan thereafter in accordance with its terms. The number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2021 and ending in 2030, equal to the lesser of (a) 5% of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors. No more than 40,000,000 shares of common stock may be issued upon the exercise of incentive stock options under the 2020 Plan. Shares issued under the 2020 Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares.

If an award under the 2020 Plan or the 2013 Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any shares subject to such award will, as applicable, become or again be available for new grants under the 2020 Plan. Awards granted under the 2020 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2020 Plan.

Awards

The 2020 Plan provides for the grant of stock options, including incentive stock options (ISOs), and nonqualified stock options (NSOs), restricted stock, dividend equivalents, restricted stock units (RSUs), stock appreciation rights (SARs), and other stock or cash-based awards. Certain awards under the 2020 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2020 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

Stock options.    Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any.

SARs.    SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

Restricted stock and RSUs.    Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Other stock or cash-based awards.    Other stock or cash-based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Performance Awards

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to our performance or the performance of a subsidiary, division, business segment or business unit, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

Provisions of the 2020 Plan Relating to Director Compensation

The 2020 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2020 Plan’s limitations. Prior to commencing this offering, our stockholders approved the initial terms of our non-employee director compensation program, which is described below under the heading “Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with ASC 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any fiscal year may not exceed $750,000, increased to $1,000,000, in the fiscal year of a non-employee director’s initial service as a non-employee director. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Certain Transactions

In connection with certain transactions and events affecting our common stock, including a change of control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2020 Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards in exchange for either an amount in cash or other property with a value equal to the amount that would have been obtained upon exercise or settlement of the vested portion of such award or realization of the participant’s rights under the vested portion of such award, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available, replacing awards with other rights or property or terminating awards under the 2020 Plan. In the event of a change of control where the acquirer does not assume awards granted under the 2020 Plan, awards issued under the 2020 Plan may be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. In addition, in the event of certain non-reciprocal transactions with our stockholders, or an “equity restructuring,” the plan administrator will make equitable adjustments to the 2020 Plan and outstanding awards as it deems appropriate to reflect the equity restructuring.

Foreign Participants, Claw-back Provisions, Transferability and Participant Payments

With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2020 Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2020 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2020 Plan, the plan administrator may, in its discretion, accept cash, wire transfer, or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable or any combination of the foregoing.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2020 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2020 Plan. The plan administrator will have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its price per share. No award may be granted pursuant to the 2020 Plan after the tenth anniversary of the date on which our board of directors adopts the 2020 Plan.

Securities Laws

The 2020 Plan is intended to conform to all provisions of the Securities Act, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2020 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences

The material federal income tax consequences of the 2020 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2020 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

Stock options and SARs.    A 2020 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of our stock is higher than the exercise price of the option, a 2020 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, a 2020 Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling an SAR, a 2020 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Restricted stock and RSUs.    A 2020 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of

RSUs, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2020 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

Other stock or cash-based awards.    A 2020 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of other stock or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

2013 Equity Incentive Plan

Our board of directors adopted our 2013 Plan in January 2013, and our members approved our 2013 Plan in January 2013. Our 2013 Plan was most recently amended by our board of directors in November 2019 and approved by our stockholders in November 2019. As of March 31, 2020, there were 813,251 shares remaining available for the future grant of stock awards under our 2013 Plan. As of March 31, 2020, there were outstanding stock options covering a total of 2,413,583 shares of our common stock that were granted under our 2013 Plan. Since March 31, 2020, options to purchase a total of 345,706 shares of our common stock have been granted under our 2013 Plan. Following this offering, no additional awards will be granted under the 2013 Plan.

Stock Awards

Our 2013 Plan provides for the grant of NSOs and restricted stock awards to employees, directors and consultants, including employees and consultants of our affiliates. To date, we have only granted stock options (and restricted stock awards issued upon early exercise of stock options) under the 2013 Plan.

Authorized Shares

Subject to certain capitalization adjustments, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2013 Plan will not exceed 4,771,615 shares.

Shares subject to stock awards granted under our 2013 Plan that expire or otherwise terminate without being exercised in full or that are settled in cash rather than in shares do not reduce or otherwise offset the number of shares available for issuance under our 2013 Plan. Additionally, if any shares issued pursuant to a stock award are forfeited back to or repurchased because of the failure to meet a contingency or condition required to vest, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the 2013 Plan. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration

Our board of directors, or a duly authorized committee of our board of directors to which the board delegates its administrative authority, will administer our 2013 Plan and is referred to as the “plan administrator” herein. The plan administrator may also delegate to one or more of our officers the authority to (i) designate employees (who are not officers) to receive specified options (and to the extent permitted by applicable law, other stock awards) and to the extent permitted by applicable law, the terms of such stock awards and (ii) determine the number of shares subject to such stock awards; provided, however, that the board resolutions regarding such delegation must specify the total number of shares that may be subject to awards granted by such officer, and provided further, that no officer may grant an award under the 2013 Plan to himself or herself. Under our 2013 Plan, the plan administrator has the authority to, among other things, determine award recipients, dates of grant, the numbers and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award, to construe and interpret the 2013 Plan and awards granted thereunder (and to establish, amend and revoke any rules and regulations for the administration of the 2013 Plan), and to accelerate awards.

Under the 2013 Plan, the plan administrator also generally has the authority to effect, with the consent of any adversely affected participant, (i) the reduction of the exercise, purchase or strike price of any outstanding stock award; (ii) the cancellation of any outstanding stock award and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options

NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2013 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2013 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2013 Plan, up to a maximum of ten years. If an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of up to three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or our insider trading policy.

If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of up to 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of up to 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash, check, bank draft or money order payable to us, (ii) the tender of shares of our common stock previously owned by the optionholder, (iii) a net exercise of the option, (iv) a deferred payment arrangement, or (v) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized designee in each case, (i) an option may be transferred pursuant to a domestic relations order and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

A stock option may include provisions for the early exercise of options by the optionholder, the right of repurchase by us of vested shares acquired by the optionholder upon the exercise of the option, and the right of first refusal by us following receipt of notice from the optionholder of the intent to transfer shares upon the exercise of the option.

Restricted Stock Awards

Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash or cash equivalents, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right. Additionally, rights to acquire shares of common stock under the restricted stock award agreement will be transferrable by the participant only upon the terms and conditions as set forth in such agreement. A restricted stock award may include a provision for the right of first refusal by us following receipt of notice from the participant of the intent to transfer shares pursuant to the restricted stock award agreement.

Changes to Capital Structure

In the event of a capitalization adjustment, the board of directors, in its discretion, will make appropriate and proportionate adjustments to (i) the class and maximum number of shares reserved for issuance under the 2013 Plan, and (ii) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards. For purposes of the 2013 Plan, capitalization adjustment generally means any change that is made in (or other events occurring with respect to) our common stock subject to the 2013 Plan or any award without the receipt of consideration by us through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large non-recurring cash dividend, stock split, reverse stock split, liquidating dividend, combination or exchange of shares, change in corporate structure, or other similar equity restructuring transaction (within the meaning of FASB ASC Topic 718).

Dissolution or Liquidation.    Our 2013 Plan provides that in the event of a dissolution or liquidation, unless otherwise provided in an award agreement, all outstanding stock awards (other than those not subject to forfeiture or repurchase) will be terminated, and shares subject to repurchase or forfeiture may be repurchased or reacquired, provided the board of directors may cause some or all stock awards to become vested, exercisable, and no longer subject to repurchase or forfeiture.

Company Transactions.    Our 2013 Plan provides that in the event of a company transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to the stock awards:

●	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

●	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation;

●	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

●	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us with respect to the stock award;

●

cancel or arrange for the cancellation of the stock award, to the extent not vested or exercised before the effective time of the transaction, in exchange for such cash consideration, if any, as the board of directors may consider appropriate; and

●

make a payment equal to the excess, if any, of (i) the value of the property the participant would have received on exercise of the award, over (ii) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards, including the vested and unvested portions of a stock award, in the same manner and is not obligated to treat all participants in the same manner.

Under the 2013 Plan, a company transaction is generally defined as the consummation, in a single transaction or in a series of related transactions, of: (i) a sale or other disposition of all or substantially all of our assets, (ii) the sale or disposition of at least 90% of our outstanding securities, (iii) a merger, consolidation or similar transaction where we do not survive the transaction, or (iv) a merger, consolidation or similar transaction where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control.    A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change of control as may be provided in an applicable award agreement or other written agreement, but in the absence of such provision, no such acceleration will occur. Under the 2013 Plan, a change of control is generally defined as (i) the acquisition by a person or entity of more than 50% of the combined voting power of our then outstanding stock other than by merger, consolidation or similar transaction, (ii) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (iii) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction, or (iv) individuals who, on the date the 2013 Plan is adopted by the board of directors, are members of the board of directors ceasing for any reason to constitute at least a majority of the members of our board of directors.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend, or terminate our 2013 Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. Unless terminated sooner, the 2013 Plan will automatically terminate on the day before the 10th anniversary of the earlier of (i) the date the 2013 Plan was adopted by our board of directors, or (ii) the date the 2013 Plan was approved by our stockholders. No stock awards may be granted under our 2013 Plan while it is suspended or after it is terminated.

2020 Employee Stock Purchase Plan

Our board of directors and our stockholders have approved our 2020 Employee Stock Purchase Plan (the ESPP), which became effective in connection with this offering. The material terms of the ESPP are summarized below.

Shares available; administration.    A total of 325,000 shares of our common stock are initially reserved for issuance under our ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2021 and ending in 2030, by an amount equal to the lesser of: (i) 1% of the shares outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our board of directors. In no event will more than 5,000,000 shares of our common stock be available for issuance under the ESPP.

Our board of directors or its committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.

Eligibility.    Our employees are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase stock under our ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

Grant of rights.    The ESPP is intended to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during each offering period will be established by the plan administrator prior to the commencement of each offering period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s gross base compensation for services to us, including overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be 50,000 shares. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period. Participants may voluntarily end their participation in the ESPP at any time at least one week prior to the end of the applicable offering period (or such shorter or longer period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Certain Transactions.    In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change of control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change of control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights. Under the ESPP, a change of control has the same definition as given to such term in the 2020 Plan.

Plan amendment; Termination.    The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP will be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code. The ESPP will terminate on the tenth anniversary of the date it is initially approved by our board of directors.

Securities Laws.    The ESPP has been designed to comply with various securities laws in the same manner as described above in the description of the 2020 Plan.

Federal Income Taxes.    The material federal income tax consequences of the ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of: (i) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (ii) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

Director Compensation

To date, we have not paid any cash compensation to the non-employee members of our board of directors for their services as directors, with the exception of Dr. Wilson, whose 2019 compensation for his service as our non-employee Executive Chairman during 2019 is disclosed in the Summary Compensation Table and other executive compensation disclosure above due to his service as an executive officer for a portion of 2019. We have provided stock-based compensation to certain of our non-employee directors. We have reimbursed, and will continue to reimburse, our non-employee directors for their actual out-of-pocket costs and expenses incurred in connection with attending board meetings. Sarah Boyce, our President and Chief Executive Officer, is also a member of our board of directors, but does not receive any additional compensation for her service as a director.

Effective August 28, 2019, we granted each of Dr. Henig and Dr. Kaye options to purchase 9,534 shares of our common stock in connection with their appointment to our board of directors under our 2013 Plan. The stock options have a ten-year term and an exercise price of $0.42 per share, which our board of directors determined was equal to the fair market value per share of our common stock on the date of grant. The options will vest monthly over a one-year period, subject to continued service with us on each vesting date. On May 15, 2020, we approved the grant to Mr. Boess of an option to purchase 20,858 shares of our common stock in connection with his appointment to our board of directors under our 2013 Plan. In addition, we approved the grant to each of Dr. Henig and Dr. Kaye of additional options to purchase 11,323 shares of our common stock to align their initial option grants with that of Mr. Boess. The options have a ten-year term and an exercise price of $8.82 per share, which our board of directors determined was equal to the fair market value of a share of our common stock on the date of grant. The options will vest in 36 equal monthly installments over three years following the date of each director’s appointment or election to our board of directors, subject to continued service with us on each vesting date.

The following table summarizes compensation received by our non-employee directors during the year ended December 31, 2019. Dr. Wilson and Ms. Boyce are not included in the following table as they served as executive officers during 2019 and their compensation is included in the Summary Compensation Table in the “Executive Compensation and Other Information” section below. Mr. Boess is not included in the following tables as he was appointed to our board of directors in 2020.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Todd Brady	–	–	–
Noreen Henig, M.D.	–	21,794	21,794
Edward Kaye, M.D.	–	21,794	21,794
Michael Martin, Ph.D.	–	–	–
Roderick Wong, M.D.	–	–	–

(1)

Represents the grant date fair value of stock options to purchase shares of our common stock computed in accordance with FASB ASC 718. See Note 8 to our financial statements included with this prospectus for a description of the assumptions used in valuing our stock options.

The aggregate number of shares subject to stock options outstanding at December 31, 2019 for the individuals who served as non-employee directors during 2019 was as follows:

Name	Number of Securities Underlying Options Outstanding at December 31, 2019
Todd Brady	–
Noreen Henig, M.D.	9,534
Edward Kaye, M.D.	9,534
Michael Martin, Ph.D.	–
Roderick Wong, M.D.	–

In connection with this offering, our board of directors and our stockholders have approved the terms of our non-employee director compensation program. The material terms of the non-employee director compensation program are summarized below.

The non-employee director compensation policy will provide for annual retainer fees and/or long-term equity awards for our non-employee directors. Each non-employee director will receive an annual retainer of $35,000, with a non-employee director serving as Chairman of the board of directors (including Executive Chairman) receiving an annual retainer of $132,000. Non-employee directors serving as the chairs of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $15,000, $10,000 and $8,000, respectively. Non-employee directors serving as members of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $7,500, $5,000 and $4,000, respectively. The non-employee directors will also receive initial grants of options to purchase 30,000 shares of our common stock, vesting in equal monthly installments over three years, upon initial election or appointment to the board of directors, and thereafter annual grants of options to purchase 15,000 shares of our common stock on the date of each annual meeting of stockholders following the completion of this offering, vesting on the first to occur of (i) the first anniversary of the grant date or (ii) the next occurring annual meeting of our stockholders, in each case subject to the non-employee director’s continued service on the applicable vesting date. In addition, equity awards granted to our non-employee directors will vest upon a change of control of our company.

Compensation under our non-employee director compensation policy will be subject to the annual limits on non-employee director compensation set forth in the 2020 Plan, as described above. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, subject to the annual limit on non-employee director compensation set forth in the 2020 Plan. As provided in the 2020 Plan, our board of directors or its authorized committee may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors or its authorized committee may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee directors.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

●	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2017 to which we have been a party in which the amount involved exceeded or will exceed the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Conversion from Limited Liability Company to Corporation

In April 2019, we converted from a Delaware limited liability company named Avidity Biosciences, LLC (formerly known as Avidity NanoMedicines LLC) (Avidity LLC), to Avidity Biosciences, Inc., a Delaware corporation. We refer to this activity as the Conversion. As a result, the members of Avidity LLC became our stockholders in the same ownership proportions as immediately prior to the Conversion, and all 2,920,058 common units, 4,350,299 Series A preferred units and 8,108,471 Series B preferred units of Avidity LLC outstanding at the time of the Conversion were converted into 2,920,058 shares of common stock, 4,350,299 shares of Series A convertible preferred stock and 8,108,471 shares of Series B convertible preferred stock, respectively, of Avidity Biosciences, Inc.

Convertible Promissory Note Financings

2018 Notes.    In July 2018, we issued and sold in a private placement to certain investors an aggregate principal amount of $3.0 million in convertible promissory notes (the 2018 Notes). The 2018 Notes accrued interest at a rate of 8% per annum. The 2018 Notes, including an aggregate of approximately $307,000 in accrued interest thereon, were automatically converted into shares of our Series C convertible preferred stock in the Series C convertible preferred stock financing described below.

2019 Notes.    In February 2019, we issued and sold in a private placement to certain investors an aggregate principal amount of $4.5 million in convertible promissory notes (the 2019 Notes, and together with the 2018 Notes, the Notes). The 2019 Notes accrued interest at a rate of 10% per annum. The 2019 Notes, including an aggregate of approximately $322,000 in accrued interest thereon, were automatically converted into shares of our Series C convertible preferred stock in the Series C convertible preferred stock financing described below.

Agreements with Lilly

In April 2019, we and Lilly entered into a research collaboration and license agreement, as described in “Business—Research and Collaboration License Agreement with Lilly and Company.” In connection with our entry into the research collaboration and license agreement, we entered into a convertible note purchase agreement with Lilly pursuant to which we issued and sold in a private placement to Lilly a convertible promissory note in the principal amount of $15.0 million (the Lilly Note). The Lilly Note accrued interest at a rate of 8% per annum. The Lilly Note, including approximately $674,000 in accrued interest thereon, was automatically converted into shares of our Series C convertible preferred stock in the Series C convertible preferred stock financing described below. Lilly is a beneficial owner of more than 5% of our capital stock.

Convertible Preferred Unit and Preferred Stock Financings

Series B Convertible Preferred Unit Financings.    In December 2016, we entered into a Series B preferred unit purchase agreement, pursuant to which we sold to investors in an initial closing and subsequent closings from December 2016 to October 2017 in private placements an aggregate of 8,108,471 Series B preferred units. The per unit purchase price was $2.8269, and we received gross proceeds of approximately $21.3 million, which included the conversion of previously outstanding convertible promissory notes at a discounted price of $2.2615 per unit.

Series C Convertible Preferred Stock Financings.    In November 2019, we entered into a Series C preferred stock purchase agreement, pursuant to which we sold to investors in an initial closing and a subsequent closing in November 2019 and January 2020, respectively, in private placements, an aggregate of 25,345,793 shares of Series C convertible preferred stock. The per share purchase price was $4.2812, and we received gross proceeds of approximately $102.8 million, which included the conversion of the 2018 Notes, the 2019 Notes and the Lilly Note at a discounted purchase price of $3.639, $3.425 and $3.425, respectively.

The following table sets forth the aggregate number of these securities acquired by the listed directors, executive officers or holders of more than 5% of our capital stock, or their affiliates. Each outstanding Series B preferred unit, including the Series B preferred units identified in the following table, was converted into one share of Series B convertible preferred stock in connection with the Conversion. Each outstanding share of convertible preferred stock, including the shares identified in the tables above, will convert into shares of common stock at a ratio of one-for-2.1095 immediately prior to the closing of this offering.

Participants	Principal Amount of 2018 Notes	Principal Amount of 2019 Notes	Series B Convertible Preferred Units	Series C Convertible Preferred Shares
5% or Greater Stockholders(1)
Entities affiliated with ALETHEA Capital Management(2)	$500,000	$2,500,000	1,144,753	1,517,733
Brace Pharmaceuticals LLC(3)	$500,000		1,500,336	151,464
Entities affiliated with Cormorant Asset Management(4)				4,671,586
Entities affiliated with EcoR1 Capital(5)			176,871	2,335,792
Eli Lilly and Company		$15,000,000		4,576,342
Entities affiliated with RTW Investments(6)				6,423,431
Takeda Ventures, Inc.(7)	$550,000	$1,000,000	1,061,233	479,458

Officers and Directors
Troy Wilson, Ph.D., J.D.(8)	$100,000	$250,000	35,374	108,504
P. Kent Hawryluk(9)	$100,000	$250,000	35,374	108,504

(1)	Additional details regarding these stockholders and their equity holdings are provided in “Principal Stockholders.”

(2)	Represents securities acquired by ALETHEA Biotech Fund, LP and ALETHEA Fulcrum Fund, LP.

(3)

Todd Brady, a member of our board of directors, is the Director of Finance and Investments at Brace Pharma Capital, which is an affiliate of Brace Pharmaceuticals. At the time of our 2018 and 2019 convertible note financings and our Series B convertible preferred unit financing, Mr. Brady served as one of our Managers.

(4)	Represents securities acquired by Cormorant Private Healthcare Fund II, LP, Cormorant Global Healthcare Master Fund, LP and CRMA SPV, LP.

(5)	Represents securities acquired by EcoR1 Capital Fund Qualified, L.P., EcoR1 Capital Fund, L.P. and EcoR1 Venture Opportunity Fund, L.P,

(6)

Represents securities acquired by RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited (collectively, RTW). Roderick Wong, M.D., a member of our board of directors, is Managing Partner and Chief Investment Officer of RTW Investments, LP, an affiliate of RTW.

(7)

Michael Martin, Ph.D., a member of our board of directors, is the President of Takeda Ventures. At the time of our 2018 and 2019 convertible note financings and our Series B convertible preferred unit financing, Mr. Martin served as one of our Managers.

(8)

Represents securities acquired by a family trust. Troy Wilson, Ph.D., J.D., is a trustee of the family trust. Dr. Wilson is currently, and was at the time of the Series C convertible preferred stock financing, our Executive Chairman. At the time of our 2018 and 2019 convertible note financings and our Series B convertible preferred unit financing, Dr. Wilson served as one of our Managers and as our Chief Executive Officer.

(9)

Represents securities acquired by an IRA and family trust. Mr. Hawryluk is the beneficiary of the IRA and the trustee of the family trust. At the time of our 2018 and 2019 convertible note financings, our Series B convertible preferred unit financing and the first closing of our Series C convertible preferred stock financing, Mr. Hawryluk served as our Chief Business Officer.

Takeda Evaluation Agreement

In June 2017, we and Millennium Pharmaceuticals, Inc., a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, an affiliate of Takeda Ventures, entered into an evaluation agreement. Michael Martin, Ph.D., a member of our board of directors, is the President of Takeda Ventures and, at the time we entered into the evaluation agreement, was one of our Managers. Pursuant to the evaluation agreement, we conducted certain work in exchange for payment of approximately $605,000. The evaluation agreement terminated in June 2018.

Registration Rights Agreement

We entered into an amended and restated registration rights agreement in April 2019, as amended and restated in November 2019, with the holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. The registration rights agreement provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their convertible preferred stock and certain additional covenants made by us. Except for the registration rights (including the related provisions pursuant to which we have agreed to indemnify the parties to the registration rights agreement), all rights under this agreement will terminate upon closing of this offering. The registration rights will continue following this offering and will terminate three years after the closing of this offering. See “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Voting Agreement

We entered into an amended and restated voting agreement in April 2019, as amended and restated in November 2019 and as amended in April 2020, with the holders of our convertible preferred stock, including entities with which certain of our directors are affiliated, pursuant to which the following directors were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Carsten Boess, Sarah Boyce, Todd Brady, Noreen Henig, M.D., Edward Kaye, M.D., Michael Martin, Ph.D., Troy Wilson, Ph.D., J.D. and Roderick Wong, M.D. Pursuant to the voting agreement, Ms. Boyce, as our Chief Executive Officer, serves on our board of directors as the CEO director. Mr. Brady, Dr. Martin and Dr. Wong were initially selected to serve on our board of directors as representatives of the holders of our convertible preferred stock, as designated by Brace Pharmaceuticals, Takeda Ventures and RTW Investments LP and its affiliates (RTW), respectively. Mr. Boess and Dr. Wilson were initially selected to serve on our board of directors as representatives of the holders of our common stock and preferred stock, as designated by a majority of our common and preferred stockholders, voting together as a single class. Dr. Henig and Dr. Kaye were initially selected to serve on our board of directors by our existing directors.

The voting agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Management—Board Composition and Election of Directors.”

Public Offering Participation Rights

We entered into a letter agreement in November 2019 with RTW, a beneficial owner of more than 5% of our capital stock. The letter agreement grants RTW a participation right to purchase a specified percentage of shares of common stock in this offering at the public offering price, subject to compliance with applicable securities laws. The letter agreement further provides that, under certain circumstances in which RTW is unable to participate in this offering, we are required to offer RTW shares of our common stock through a separate private placement to be concurrent with this offering.

Equity Grants to Executive Officers and Directors

We have granted restricted stock and stock options to certain of our executive officers and non-employee directors, as more fully described in “Executive and Director Compensation.”

Employment Arrangements

We have entered into employment letter agreements with our executive officers. For more information regarding these letter agreements, see “Executive and Director Compensation— Agreements with Our NEOs.”

Director and Officer Indemnification

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Executive and Director Compensation—Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of May 31, 2020, and as adjusted to reflect the sale of shares of common stock in this offering, by:

●	our named executive officers;

●	each of our directors;

●	all of our executive officers and directors as a group; and

●	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 20,950,798 shares of common stock outstanding on May 31, 2020, which gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 17,921,069 shares of our common stock immediately prior to the closing of this offering and includes 127,658 shares subject to forfeiture or a right of repurchase. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to warrants, options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of May 31, 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Avidity Biosciences, Inc., 10975 N. Torrey Pines Road, Suite 150, La Jolla, California 92037. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% or Greater Stockholders
Entities affiliated with RTW Investments(1)	3,045,000	14.5%	8.6%
Entities affiliated with Cormorant Asset Management(2)	2,214,545	10.6%	6.3%
Eli Lilly and Company	2,169,396	10.4%	6.1%
Entities affiliated with ALETHEA Capital Management(3)	1,723,294	8.2%	4.9%
Entities affiliated with EcoR1 Capital(4)	1,295,924	6.2%	3.7%

Executive Officers and Directors
Sarah Boyce	–	*	*
P. Kent Hawryluk(5)	582,472	2.8%	1.6%
Arthur Levin, Ph.D.(6)	358,299	1.7%	1.0%
Troy Wilson, Ph.D., J.D.(7)	994,919	4.7%	2.8%
Carsten Boess(8)	1,738	*	*
Todd Brady	–	*	*
Noreen Henig, M.D.(9)	12,679	*	*
Edward Kaye, M.D.(10)	12,679	*	*
Michael Martin, Ph.D.(11)	730,358	3.5%	2.1%
Roderick Wong, M.D.(1)	3,045,000	14.5%	8.6%

All executive officers and directors as a group (11 persons)(12)	5,155,672	24.5%	14.6%

*	Less than 1%.

(1)

Consists of (i) 467,379 shares of common stock held by RTW Innovation Master Fund, Ltd., (ii) 2,023,985 shares of common stock held by RTW Master Fund, Ltd. and (ii) 553,636 shares of common stock held by RTW Venture Fund Limited. RTW Investments, LP is the manager of RTW Master Fund, Ltd., RTW Venture Fund Limited and RTW Innovation Master Fund. Dr. Wong is the Managing Partner and Chief Investment Officer of RTW Investments, and as such has sole voting and investment control over such shares. Dr. Wong disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of RTW Investments and Dr. Wong is 412 West 15th Street, Floor 9, New York, New York, 10011.

(2)

Consists of (i) 1,762,115 shares of common stock held by Cormorant Private Healthcare Fund II, LP (Cormorant Fund II), (ii) 419,887 shares of common stock held by Cormorant Global Healthcare Master Fund, LP (Cormorant Master Fund), and (iii) 32,553 shares held by CRMA SPV, L.P. (CRMA, and, together with Cormorant Fund II and Cormorant Master Fund, the Cormorant Funds). Cormorant Global Healthcare GP, LLC (Global GP) is the general partner of Cormorant Master Fund and Cormorant Private Healthcare II GP, LLC (Private GP) is the general partner of Cormorant II. Bihua Chen serves as the managing member of both Global GP and Private GP. Cormorant Asset Management LP serves as the investment manager to Cormorant Fund II, Cormorant Master Fund and CRMA, and Ms. Chen serves as the managing member of Cormorant Asset Management GP, LLC. Ms. Chen has sole voting and investment control over the shares held by the Cormorant Funds. Ms. Chen disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of the Cormorant Funds, Global GP, Private GP, Cormorant Asset Management LP, and Ms. Chen is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(3)

Consists of (i) 1,446,476 shares of common stock held by ALETHEA Biotech Fund, LP (ALETHEA Biotech) and (ii) 276,818 shares of common stock held by ALETHEA Fulcrum Fund, LP. (ALETHEA Fulcrum). ALETHEA Capital Management, LLC is the general partner of ALETHEA Biotech and ALETHEA Fulcrum. Tony Hsu is the Managing Member of ALETHEA Capital Management. By virtue of such relationships, Mr. Hsu has voting and investment power over the shares held by ALETHEA Biotech and ALETHEA Fulcrum. Mr. Hsu disclaims beneficial ownership of the shares held by ALETHEA Biotech and ALETHEA Fulcrum, except to the extent of his actual pecuniary interest therein if any. The address for ALETHEA Capital Management is 18029 Calle Ambiente, Suite 509, Rancho Santa Fe, California 92067.

(4)

Consists of (i) 645,070 shares of common stock held by EcoR1 Capital Fund Qualified, L.P. (EcoR1 Qualified), (ii) 150,495 shares of common stock held by EcoR1 Capital Fund, L.P. (EcoR1 Fund), and (iii) 500,359 shares of common stock held by EcoR1 Venture Opportunity Fund, L.P. (EcoR1 Venture). EcoR1 Capital LLC is the general partner of EcoR1 Qualified and EcoR1 Fund. Biotech Opportunity GP, LLC is the general partner of EcoR1 Venture. Oleg Nodelman owns and controls EcoR1 Capital and Biotech Opportunity GP, LLC and as such may be deemed to beneficially own such shares. Mr. Nodelman disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of EcoR1 and Mr. Nodelman is 357 Tehama Street, Suite 3, San Francisco, California 94103.

(5)

Includes (i) 560,213 shares held by a trust and (ii) 14,359 shares held in an IRA account. Mr. Hawryluk is the trustee of the trust and the beneficiary of the IRA account, and in such capacity has the power to vote and dispose of such shares.

(6)

Includes (i) 47,405 shares of common stock underlying options held by Dr. Levin that are exercisable as of May 31, 2020 or that will become exercisable within 60 days after such date, and (ii) 310,894 shares of common stock held by a family trust. Dr. Levin and his spouse, Madeline Butler, are co-trustees of the family trust and in such capacity have joint power to vote and dispose of such shares.

(7)

Includes (i) 59,256 shares subject to repurchase and (ii) 805,301 shares of common stock held by a family trust. Dr. Wilson and his spouse, Lemoure Eliasson, are co-trustees of the trust and in such capacity have joint power to vote and dispose of such shares.

(8)	Includes 1,738 shares of common stock subject to underlying options held by Mr. Boess that are exercisable as of May 31, 2020 or that will become exercisable within 60 days after such date.

(9)	Includes 12,679 shares of common stock underlying options held by Dr. Henig that are exercisable as of May 31, 2020 or that will become exercisable within 60 days after such date.

(10)	Includes 12,679 shares of common stock underlying options held by Dr. Kaye that are exercisable as of May 31, 2020 or that will become exercisable within 60 days after such date.

(11)

Consists of 730,358 shares held by Takeda Ventures, Inc., a wholly owned indirect subsidiary of Takeda Pharmaceutical Company Limited. Takeda Ventures is owned directly by Takeda Pharmaceuticals U.S.A., Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (58.09%) and Takeda Pharmaceuticals International AG (41.91%). Takeda Pharmaceuticals International AG is a wholly owned direct subsidiary of Takeda Pharmaceutical Company Limited. Dr. Martin is the President of Takeda Ventures, and as such may be deemed to beneficially own such shares. Dr. Martin disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(12)	Consists of the shares described in footnotes 1 and 6 through 11 above.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws, the registration rights agreement and of the Delaware General Corporation Law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and registration rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Following the closing of this offering, our authorized capital stock will consist of 400,000,000 shares of common stock, $0.0001 par value per share, and 40,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock

As of March 31, 2020, there were 20,950,798 shares of our common stock outstanding and held of record by 108 stockholders, including 141,686 shares of restricted common stock which are subject to forfeiture or our right of repurchase, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 17,921,069 shares of common stock, which will automatically occur immediately prior to the closing of this offering. Based on the number of shares of common stock outstanding as of March 31, 2020, and further assuming the issuance by us of 14,400,000 shares of common stock in this offering, there will be 35,350,798 shares of common stock outstanding upon the closing of this offering. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our amended and restated certificate of incorporation. See below under “—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Amendment of Charter Provisions.”

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the closing of this offering will be, duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, all of our previously outstanding shares of convertible preferred stock will have been converted into common stock, there will be no authorized shares of our previously outstanding convertible preferred stock, and we will have no shares of preferred stock outstanding. Under the terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, our board of directors has the authority, without further action by our stockholders, to issue up to 40,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

On August 7, 2015, in connection with the Loan Agreement, we issued SVB a warrant to purchase 16,474 Series A preferred units at an exercise price of $2.2615 per unit (the SVB Series A Warrant). On June 9, 2017, in connection with the first amendment to the Loan Agreement, we issued SVB a warrant to purchase 9,442 common units at an exercise price of $0.53 per unit (the SVB Common Warrant and, together with the SVB Series A Warrant, the SVB Warrants). The SVB Series A Warrant and the SVB Common Warrant were converted into warrants to purchase 16,747 shares of Series A convertible preferred stock and 9,442 shares of common stock, respectively, in connection with our conversion into a corporation in April 2019, and the SVB Series A Warrant will become a warrant to purchase 7,809 shares common stock at an exercise price of $4.77 per share in connection with this offering. The SVB Warrants contain a net exercise provision under which SVB may, in lieu of payment of the exercise price in cash, surrender the warrant and receive, a net amount of shares of our common stock based on the fair market value of our common stock at the time of the net exercise of the warrant after deduction of the aggregate exercise price. The SVB Series A Warrant expires ten years from its date of issuance and the SVB Common Warrant expires seven years from its date of issuance.

Options

As of March 31, 2020, options to purchase 2,413,583 shares of our common stock were outstanding, of which 111,038 were vested and exercisable as of that date. For additional information regarding the terms of our 2013 Plan, see “Executive and Director Compensation—Incentive Award Plans—2013 Equity Incentive Plan.”

Registration Rights

As of March 31, 2020, upon the closing of this offering holders of 19,957,505 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion convertible preferred stock immediately prior to the closing of this offering, will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to the registration rights agreement by and among us and certain investors. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration Rights

Form S-1.    If at any time beginning six months following the effective date of the registration statement of which this prospectus forms a part, the holders of at least 30% of the registrable securities request in writing that we effect a registration with respect to all or a part of the registrable securities then outstanding where the aggregate price to the public of the offering is $10.0 million or more, we may be required to provide notice to all holders of registrable securities and to use commercially reasonable efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, among other things, within the preceding 12 months, we have already effected two registrations for the holders of registrable securities in response to these demand registration rights.

Form S-3.    If at any time we become entitled under the Securities Act to register our shares on Form S-3, the holders of the registrable securities request in writing that we effect a registration with respect to all or a part of the registrable securities then outstanding where the price to the public of the offering is $1.0 million or more, we may be required to provide notice to all holders of registrable securities and to use commercially reasonable efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, among other things, within the preceding 12 months, we have already effected two registrations on Form S-3 for the holders of registrable securities.

If the holders requesting registration intend to distribute their shares by means of an underwriting, the underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time following the closing of this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Indemnification

Our registration rights agreement contains customary cross indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in a registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expenses

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling securityholders, blue sky fees and expenses and the expenses of any special audits incident to the registration.

Termination of Registration Rights

The registration rights terminate three years after the closing of this offering.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 40,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board of directors, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board of Directors

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. For more information on the classified board of directors, see “Management—Board Composition and Election of Directors.” This system of electing directors may tend to discourage a third party from attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, creditors or other constituents; (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our amended and restated certificate of incorporation or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (v) any action asserting a claim governed by the internal affairs doctrine. The provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, Massachusetts 02021.

Nasdaq Listing

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “RNA.”

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see “Executive and Director Compensation—Limitations of Liability and Indemnification Matters.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although our common stock has been approved for listing on Nasdaq, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares of our common stock outstanding as of March 31, 2020, and assuming (i) the issuance of 14,400,000 shares in this offering, (ii) the automatic conversion of all of our outstanding shares of convertible preferred stock into 17,921,069 shares of common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity upon the closing of this offering, (iii) no exercise of the underwriters’ option to purchase additional shares of common stock and (iv) no exercise or vesting of outstanding options, warrants or other rights, we will have outstanding an aggregate of 35,350,798 shares of common stock.

Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining 20,950,798 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

Lock-Up Agreements

We, our officers, directors and holders of substantially all of our securities, have agreed with the underwriters that for a period of 180 days, after the date of this prospectus, subject to specified exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sell, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, request or demand that we file a registration statement related to our common stock or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock. Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”

Cowen and Company LLC, SVB Leerink LLC, Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, in certain cases without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 10b5-1 Trading Plans

Following the closing of this offering, certain of our officers, directors and significant stockholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director or stockholder when entering into the plan, without further direction from such officer, director or stockholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director or stockholder in connection with this offering.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately 353,508 shares immediately after this offering; or

●	the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity incentive plans and employee stock purchase plan. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

As of March 31, 2020, upon the closing of this offering holders of 19,957,505 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our convertible preferred stock into 17,921,069 shares of our common stock immediately prior to the closing of this offering, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the closing of this offering. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchase by our affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the IRS), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	brokers, dealers or traders in securities;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

●	tax-exempt organizations or governmental organizations;

●	persons deemed to sell our common stock under the constructive sale provisions of the Code;

●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in the Code);

●	tax-qualified retirement plans; and

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION

OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

●

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

●	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●	our common stock constitutes a U.S. real property interest (USRPI), by reason of our status as a U.S. real property holding corporation (USRPHC), for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the Non-U.S. Holder is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or a Non-U.S. Holder holds, or is treated as holding, more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a USRPHC and our common stock is not regularly traded on an established securities market, a Non-U.S. Holder’s proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections are commonly referred to as the Foreign Account Tax Compliance Act (FATCA)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We and Cowen and Company, LLC, SVB Leerink LLC, Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, as the representatives of the several underwriters for the offering named below, have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally, and not jointly, agreed to purchase from us the number of shares of our common stock set forth opposite its name below.

Underwriter	Number of Shares
Cowen and Company, LLC	5,040,000
SVB Leerink LLC	5,040,000
Credit Suisse Securities (USA) LLC	2,160,000
Wells Fargo Securities, LLC	2,160,000

Total	14,400,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares.    We have granted to the underwriters an option to purchase up to 2,160,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions. This option is exercisable for a period of 30 days. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

Discounts and Commissions.    The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

		Total
	Per Share	Without Option to Purchase Additional Shares	With Full Option to Purchase Additional Shares
Public offering price	$18.00	$259,200,000	$298,080,000
Underwriting discounts and commissions	$1.26	$18,144,000	$20,865,600
Proceeds, before expenses, to us	$16.74	$241,056,000	$277,214,400

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $3.0 million. We also have agreed to reimburse the underwriters for up to $40,000 for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

The underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the shares of our common stock to securities dealers at the public offering price less a concession not in excess of $0.756 per share. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts.    The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information.    Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors considered in these negotiations included:

●	the history of, and prospects for, our company and the industry in which we compete;

●	our past and present financial information;

●	an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

●	the present state of our development; and

●	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “RNA.”

Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

●

Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

●

Overallotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase pursuant to the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares that the underwriters have the option to purchase. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

●

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making.    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, such bid must then be lowered when specified purchase limits are exceeded.

Lock-Up Agreements.    Pursuant to certain “lock-up” agreements, we and our executive officers, directors and substantially all of our other securityholders, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC, SVB Leerink LLC, Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC for a period of 180 days after the date of the pricing of the offering.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (i) issue common stock or options pursuant to employee benefit plans, (ii) issue common stock upon exercise of outstanding options or warrants (iii) issue securities in connection with acquisitions or similar transactions, or (iv) file registration statements on Form S-8. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) make certain gifts, (b) if the party is a corporation, partnership, limited liability company or other business entity, make transfers to any stockholders, partners, members of, or owners of similar equity interests in, the party, or to an affiliate of the party, if such transfer is not for value, (c) if the party is a corporation, partnership, limited liability company or other business entity, make transfers in connection with the sale or transfer of all of the party’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the “lock-up” agreement, (d) enter into transactions relating to shares of our common stock acquired in open market transactions after completion of the offering, provided that no public announcement or filing is required to be made regarding such transaction during the 180-day lock-up period, (e) enter into a 10b5-1 trading plan, provided that such plan does not permit the sale of any common stock during the 180-day lock-up period and no public announcement or filing is made regarding such plan during the 180-day lock-up period, (f) make transfers to us to satisfy tax withholding obligations pursuant to our equity incentive plans disclosed in this prospectus, (g) make transfers pursuant to court or regulatory agency order, a qualified domestic order or in connection with a divorce settlement, (h) make transfers pursuant to agreements that provide for the repurchase by us or the forfeiture of securities, (i) transfers pursuant to third-party tender offer, merger, consolidation or other similar transaction, (j) the conversion of the outstanding shares of our convertible preferred stock into shares of our common stock in connection with the consummation of the offering. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Cowen and Company, LLC, SVB Leerink LLC, Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, in their sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, Cowen and Company, LLC, SVB Leerink LLC, Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Cowen and Company, LLC, SVB Leerink LLC, Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Electronic Offer, Sale and Distribution of Shares.    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Cowen and Company, LLC, SVB Leerink LLC, Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships.    Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. SVB, an affiliate of SVB Leerink LLC, is a lender under our debt facility and holds warrants to purchase shares of our common stock.

Selling Restrictions

Canada.    The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

United Kingdom.    In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Switzerland.    This document is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (FinSA) and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of our common stock constitutes a prospectus within the meaning of, and has been prepared without regard to, the FinSA, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility in Switzerland). Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

European Economic Area.    In relation to each Member State of the European Economic Area and the United Kingdom (each, a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except it may make an offer to the public in that Relevant State of any shares at any time under the following exemptions under the Prospectus Regulation:

(i)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong.    The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the SFO) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies ((Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the CO) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore.    Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(i)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA;

(ii)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments)(Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Israel.    In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of our common stock under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the Addressed Investors); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions (the Qualified Investors). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of our common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728-1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. The underwriters are being represented by Cooley LLP, San Diego, California.

EXPERTS

The financial statements as of December 31, 2018 and 2019 and for the years then ended included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon the closing of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We maintain a website at www.aviditybiosciences.com. Upon the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

AVIDITY BIOSCIENCES, INC.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Avidity Biosciences, Inc.

San Diego, California

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Avidity Biosciences, Inc. (the “Company”) as of December 31, 2018 and 2019, the related statements of operations, convertible preferred stock/units and stockholders’/members’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Emphasis of a Matter - Coronavirus

As more fully described in Note 10 to the financial statements, the Company may be impacted by the outbreak of a novel coronavirus (COVID-19), which was declared a global pandemic by the World Health Organization in March 2020.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2016.

San Diego, California

April 3, 2020, except for the “Reverse Stock Split” paragraph of Note 11, as to which the date is June 8, 2020

Avidity Biosciences, Inc.

Balance Sheets

(in thousands, except share data and par value)

	December 31,		March 31, 2020	Pro Forma March 31, 2020
	2018	2019
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$3,090	$94,578	$88,751
Prepaid expenses and other current assets	152	1,098	1,506

Total current assets	3,242	95,676	90,257
Property and equipment, net	702	631	558
Other assets	38	600	1,863

Total assets	$3,982	$96,907	$92,678

Liabilities, Convertible Preferred Stock/Units and Stockholders’/Members’ Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities	$1,565	$2,308	$3,540
Accrued compensation	305	1,314	641
Deferred revenue	–	3,840	4,380
Long-term debt, current portion	2,746	2,774	2,780

Total current liabilities	4,616	10,236	11,341
Other long-term liabilities	224	45	45	$–
Lease liability, long term	–	393	297
Deferred revenue	–	15,100	13,940
Convertible notes	3,184	–	–
Long-term debt, net of current portion	4,394	1,770	1,098

Commitments and contingencies (Note 7)

Convertible preferred units—12,828,990 units authorized at December 31, 2018 and no units authorized at December 31, 2019 and March 31, 2020; 12,458,770 units issued at December 31, 2018 and no units issued at December 31, 2019 and March 31, 2020; liquidation preferences of $32.8 million, $0 and $0 at December 31, 2018 and 2019 and March 31, 2020, respectively	32,693	–	–

Convertible preferred stock—$0.0001 par value; no shares authorized at December 31, 2018 and 38,054,628 shares authorized at December 31, 2019 and March 31, 2020; no shares, 37,267,331 and 37,804,563 shares issued at December 31, 2018 and 2019 and March 31, 2020, respectively; liquidation preferences of $0, $139.0 million and $141.3 million at December 31, 2018 and 2019 and March 31, 2020, respectively; no shares issued and outstanding, pro forma (unaudited)	–	134,720	136,920	–

Stockholders’/members’ equity (deficit):
Common units—21,500,000 units authorized at December 31, 2018, no units authorized at December 31, 2019 and March 31, 2020; 2,841,764 units issued and outstanding at December 31, 2018, no units issued and outstanding at December 31, 2019 and March 31, 2020	426	–	–	–
Common stock—$0.0001 par value; no shares authorized at December 31, 2018, 52,042,016 shares authorized at December 31, 2019 and March 31, 2020, respectively; no shares, 2,988,775 and 3,029,729 shares issued and outstanding at December 31, 2018, December 31, 2019 and March 31, 2020, respectively; 20,950,798 shares issued and outstanding at March 31, 2020, pro forma (unaudited)	–	–	–	2
Additional-paid in capital	–	(43,172)	(42,693)	94,270
Predecessor’s deficit	(41,555)	–	–	–
Accumulated deficit	–	(22,185)	(28,270)	(28,270)

Total stockholders’/members’ equity (deficit)	(41,129)	(65,357)	(70,963)	$66,002

Total liabilities, convertible preferred stock/units and stockholders’/members’ equity (deficit)	$3,982	$96,907	$92,678

See accompanying notes to financial statements.

Avidity Biosciences, Inc.

Statements of Operations

(in thousands, except share/unit and per share/unit data)

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)
Revenue:
Collaboration and contract research	$379	$2,319	$–	$1,358

Total revenue	379	2,319	–	1,358
Operating expenses:
Research and development	8,436	14,539	1,262	5,544
General and administrative	2,441	5,112	912	1,964

Total operating expenses	10,877	19,651	2,174	7,508

Loss from operations	(10,498)	(17,332)	(2,174)	(6,150)
Interest and other income (expense):
Interest income	–	–	–	143
Interest and other expense	(718)	(7,387)	(372)	(78)
Change in fair value of preferred warrant liabilities	–	(15)	(3)	–

Total interest and other income (expense)	(718)	(7,402)	(375)	65

Net loss	$(11,216)	$(24,734)	$(2,549)	$(6,085)

Net loss per share/unit, basic and diluted	$(4.53)	$(9.12)	$(0.97)	$(2.14)

Weighted-average shares/units outstanding, basic and diluted	2,476,774	2,713,460	2,633,144	2,844,860

Pro forma net loss per share, basic and diluted (unaudited) (Note 2)		$(1.44)		$(0.29)

Pro forma weighted-average shares outstanding, basic and diluted (unaudited) (Note 2)		12,431,662		20,681,971

See accompanying notes to financial statements.

Avidity Biosciences, Inc.

Statements of Convertible Preferred Stock/Units and Stockholders’/Members’ Deficit

(in thousands, except shares/units and per share/unit data)

	Preferred Units		Convertible Preferred Stock		Common Units		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Predecessor’s Deficit	Total Stockholders’/ Members’ Deficit
	Units	Amount	Shares	Amount	Units	Amount	Shares	Amount
Balance at December 31, 2017	12,458,770	$32,693	–	$–	2,531,233	$267	–	$–	$–	$–	$(30,339)	$(30,072)
Issuance of common units upon exercise of unit options	–	–	–	–	310,531	67	–	–	–	–	–	67
Vesting of early exercise options	–	–	–	–	–	32	–	–	–	–	–	32
Stock-based compensation	–	–	–	–	–	60	–	–	–	–	–	60
Net loss	–	–	–	–	–	–	–	–	–	–	(11,216)	(11,216)

Balance at December 31, 2018	12,458,770	32,693	–	–	2,841,764	426	–	–	–	–	(41,555)	(41,129)
Distribution to members	–	(106)	–	–	–	–	–	–	–	–	–	–
Issuance of common units upon exercise of unit options	–	–	–	–	78,294	38	–	–	–	–	–	38
Stock-based compensation	–	–	–	–	–	17	–	–	–	–	–	17
Net loss to date of conversion	–	–	–	–	–	–	–	–	–	–	(2,549)	(2,549)
Conversion from LLC to C corporation	(12,458,770)	(32,587)	12,458,770	32,587	(2,920,058)	(481)	2,920,058	–	(43,623)	–	44,104	–
Issuance of Series C convertible preferred stock, net of issuance costs of $4.1 million	–	–	17,915,525	72,623	–	–	–	–	–	–	–	–
Issuance of Series C convertible preferred stock upon conversion of convertible notes	–	–	6,893,036	29,510	–	–	–	–	–	–	–	–
Issuance of common stock upon exercise of stock options	–	–	–	–	–	–	68,717	–	26	–	–	26
Vesting of early exercise options	–	–	–	–	–	–	–	–	36	–	–	36
Stock-based compensation	–	–	–	–	–	–	–	–	389	–	–	389
Net loss	–	–	–	–	–	–	–	–	–	(22,185)	–	(22,185)

See accompanying notes to financial statements.

Avidity Biosciences, Inc.

Statements of Convertible Preferred Stock/Units and Stockholders’/Members’ Deficit—(Continued)

(in thousands, except shares/units and per share/unit data)

	Preferred Units		Convertible Preferred Stock		Common Units		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Predecessor’s Deficit	Total Stockholders’/ Members’ Deficit
	Units	Amount	Shares	Amount	Units	Amount	Shares	Amount
Balance at December 31, 2019	–	$–	37,267,331	$134,720	–	$–	2,988,775	$–	$(43,172)	$(22,185)	$–	$(65,357)
Issuance of common stock upon exercise of stock options (unaudited)	–	–	–	–	–	–	40,954	–	16	–	–	16
Vesting of early exercise options (unaudited)	–	–	–	–	–	–	–	–	14	–	–	14
Issuance of Series C convertible preferred stock, net of issuance costs of $0.1 million (unaudited)	–	–	537,232	2,200	–	–	–	–	–	–	–	–
Stock-based compensation (unaudited)	–	–	–	–	–	–	–	–	449	–	–	449
Net loss (unaudited)	–	–	–	–	–	–	–	–	–	(6,085)		(6,085)

Balance at March 31, 2020 (unaudited)	–	$–	37,804,563	$136,920	–	$–	3,029,729	$–	$(42,693)	$(28,270)	$–	$(70,963)

See accompanying notes to financial statements.

Avidity Biosciences, Inc.

Statements of Convertible Preferred Stock/Units and Stockholders’/Members’ Deficit

(in thousands, except shares/units and per share/unit data)

	Preferred Units		Convertible Preferred Stock		Common Units		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Predecessor’s Deficit	Total Stockholders’/ Members’ Deficit
	Units	Amount	Shares	Amount	Units	Amount	Shares	Amount
Balance at December 31, 2018	12,458,770	$32,693	–	$–	2,841,764	$426	–	$–	$–	$–	$(41,555)	$(41,129)
Distribution to members (unaudited)	–	(106)	–	–	–	–	–	–	–	–	–	–
Issuance of common units upon exercise of unit options (unaudited)	–	–	–	–	78,294	38	–	–	–	–	–	38
Stock-based compensation (unaudited)	–	–	–	–	–	17	–	–	–	–	–	17
Net loss (unaudited)	–	–	–	–	–	–	–	–	–	–	(2,549)	(2,549)

Balance at March 31, 2019 (unaudited)	12,458,770	$32,587	–	$–	2,920,058	$481	–	$–	$–	$–	$(44,104)	$(43,623)

See accompanying notes to financial statements.

Avidity Biosciences, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)
Cash flows from operating activities
Net loss	$(11,216)	$(24,734)	$(2,549)	$(6,085)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	383	348	93	83
Stock-based compensation expenses	60	406	17	449
Amortization of discounts and loan issuance costs	73	71	16	9
Non-cash interest	374	7,027	297	38
Non-cash lease expense	–	249	61	57
Changes in operating assets and liabilities:
Prepaid expenses and other assets	12	(949)	108	(406)
Accounts payable and accrued liabilities	780	451	(84)	96
Accrued compensation related expenses	127	1,010	35	(673)
Change in lease liability	–	(329)	(80)	(88)
Deferred rent	(7)	–	–	–
Deferred revenue	(241)	18,940	–	(620)

Net cash (used in) provided by operating activities	(9,655)	2,490	(2,086)	(7,140)
Cash flows from investing activities
Purchase of property and equipment	(49)	(235)	–	(10)

Net cash used in investing activities	(49)	(235)	–	(10)
Cash flows from financing activities
Proceeds from the issuance of common stock/units, net of repurchases	162	65	39	16
Proceeds from long-term debt, net of issuance costs	1,994	–	–	–
Payment on long-term debt	–	(2,800)	(700)	(700)
Distributions to members	–	(106)	–	–
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs	–	72,623	–	2,200
Proceeds from issuance of convertible notes, net of issuance costs	2,988	19,451	4,483	–
Payment of deferred financing cost	–	–	–	(193)

Net cash provided by financing activities	5,144	89,233	3,822	1,323

Net (decrease) increase in cash and cash equivalents	(4,560)	91,488	1,736	(5,827)
Cash and cash equivalents at beginning of period	7,650	3,090	3,090	94,578

Cash and cash equivalents at end of period	$3,090	$94,578	$4,826	$88,751

Supplemental disclosure of cash flow information
Cash paid for interest	$291	$322	$96	$50

Supplemental schedule of non-cash investing and financing activities
Issuance of Series C convertible preferred stock upon conversion of outstanding convertible notes	$–	$29,510	$–	$–
Right-of-use asset	$–	$807	$807	$–
Costs incurred, but not paid, in connection with capital expenditures included in accounts payable	$–	$43	$–	$–
Costs incurred, but not paid, in connection with deferred financing costs included in accounts payable and accrued expenses	$–	$–	$–	$1,139

See accompanying notes to financial statements.

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

1. Business and Business Organization

Description of Business

Avidity Biosciences, Inc. (the Company or Avidity) is a biopharmaceutical company pioneering a new class of oligonucleotide-based therapies called Antibody Oligonucleotide Conjugates (AOCs) designed to overcome the current limitations of oligonucleotide-based therapies in order to treat a wide range of serious diseases. The Company utilizes its proprietary AOC platform to design, engineer and develop therapeutics that combine the tissue selectivity of monoclonal antibodies (mAbs) and the precision of oligonucleotide-based therapies.

Formation and Conversion

The Company was formed under the laws of the State of Delaware as Avidity Biosciences LLC in November 2012, and in April 2019, pursuant to an Agreement and Plan of Conversion, Avidity Biosciences LLC a Delaware limited liability company (Avidity LLC), was converted into Avidity Biosciences, Inc., a Delaware corporation. The entire membership interests of Avidity LLC were converted into securities of Avidity Biosciences, Inc. as follows: (i) each outstanding common unit of Avidity LLC was converted into one share of Avidity Biosciences, Inc.’s common stock; (ii) each outstanding Series A convertible preferred unit of Avidity LLC converted into one share of Avidity Biosciences, Inc.’s Series A preferred stock; and (iii) each outstanding Series B preferred unit of Avidity Biosciences LLC converted into one share of Avidity Biosciences, Inc.’s Series B convertible preferred stock. All the property, rights, privileges, powers and franchises of Avidity LLC vested in Avidity Biosciences, Inc., and all debts, liabilities and duties of Avidity LLC became debts, liabilities and duties of Avidity Biosciences, Inc. Outstanding convertible notes, warrants and stock awards under Avidity LLC’s employee benefit and incentive compensation plans continued on the same terms and conditions and became binding upon Avidity Biosciences, Inc.

Liquidity and Capital Resources

As of March 31, 2020, the Company has devoted substantially all of its resources to organizing and staffing the company, business planning, raising capital, developing its proprietary AOC platform, identifying potential product candidates, establishing its intellectual property and conducting research and preclinical studies, and providing other general and administrative support for these operations. In addition, the Company has a limited operating history, has incurred operating losses since inception and expects that it will continue to incur net losses into the foreseeable future as it continues the development of its product candidates and development programs. As of March 31, 2020, the Company had an accumulated deficit of $28.3 million and cash and cash equivalents of $88.8 million. Based on the Company’s current business plan, management believes that existing cash and cash equivalents will be sufficient to fund the Company’s obligations for at least 12 months after these financial statements are issued.

The Company plans to finance its future cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. If the Company is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or delay or reduce the scope of its planned development programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects.

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions.

On an ongoing basis, management evaluates its estimates, primarily related to revenue recognition, stock-based compensation, fair value of common stock, and accrued research and development costs. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates relating to the valuation of stock require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of March 31, 2020, the statements of operations and cash flows for the three months ended March 31, 2019 and 2020 and the statements of convertible preferred stock/units and stockholders’/members’ deficit for the three months ended March 31, 2019 and 2020 and the related footnote disclosures are unaudited. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2020 and its results of operations and cash flows for the three months ended March 31, 2019 and 2020 in accordance with GAAP. The results for the three months ended March 31, 2020 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Unaudited Pro Forma Information

The unaudited pro forma information as of March 31, 2020 has been prepared to give effect to (i) the automatic conversion of all of the outstanding shares of the Company’ convertible preferred stock into 17,921,069 shares of the Company’s common stock and (ii) the related reclassification of the carrying value of the convertible preferred stock and preferred stock warrant liabilities to permanent equity, all of which will occur immediately prior to the completion of the Company’s planned initial public offering (IPO). The unaudited pro forma information does not reflect any pro forma adjustments for common stock to be issued in conjunction with the IPO or any related estimated net proceeds.

Unaudited pro forma net loss per common share is computed using the weighted-average number of common shares outstanding after giving effect to the conversion of all the outstanding convertible preferred stock and convertible notes into shares of common stock as if such conversion had occurred at the beginning of the period presented, or the date of original issuance, if later.

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The cash and cash equivalents balance at December 31, 2018 and 2019 and March 31, 2020 represents cash in readily available checking and money market accounts.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash deposits. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Deferred Offering Costs

The Company has deferred offering costs consisting of legal, accounting and other fees and costs directly attributable to its planned IPO. The deferred offering costs will be offset against the proceeds received upon the completion of the planned IPO. In the event the planned IPO is terminated, all of the deferred offering costs will be expensed within the Company’s statements of operations. As of December 31, 2019 and March 31, 2020, $0 and $1.3 million, respectively, of deferred offering costs were recorded within other assets in the accompanying balance sheets.

Preferred Stock Warrant Liabilities

The Company has outstanding freestanding warrants to purchase shares of its Series A convertible preferred stock. Since the underlying Series A convertible preferred stock is classified outside of permanent equity, these preferred stock warrants are classified as other long-term liabilities in the accompanying balance sheets. The Company adjusts the carrying value of such preferred stock warrants to their estimated fair value at each reporting date, with any related increases or decreases in the fair value recorded as an increase or decrease to other income (expense) in the statements of operations. The preferred stock warrant liabilities will continue to be adjusted to fair value until such time as the preferred stock warrants are no longer outstanding or the underlying securities are no longer redeemable outside the control of the Company.

Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—	Quoted prices in active markets for identical assets or liabilities

Level 2—

Observable inputs, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

Level 3—Unobservable

inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

None of the Company’s non-financial assets are recorded at fair value on a non-recurring basis. Financial liabilities that are measured at fair value on a recurring basis include the preferred stock warrant liabilities. No transfers between levels have occurred during the periods presented. The carrying amounts reflected in the Company’s balance sheets for prepaid expenses and other current assets, accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of the Company’s debt approximates fair value due to the interest being reflective of current market rates for debt with similar terms and conditions.

The preferred stock warrant liabilities are recorded at fair value utilizing the Black-Scholes option pricing model using significant unobservable inputs adjusted for the preferred stock warrant’s expected life and the fair value of the underlying preferred stock.

The following table provides a reconciliation of the preferred stock warrant liabilities measured at fair value using Level 3 unobservable inputs (in thousands):

Balance at December 31, 2017 and 2018	$30
Change in fair value	15

Balance at December 31, 2019 and March 31, 2020	$45

Property and Equipment, Net

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the related assets, which ranges from three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term. Repairs and maintenance charges that do not increase the useful life of the assets are charged to operating expenses as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. An impairment loss is recorded if and when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company has not recognized any impairment losses in any of the periods presented in these financial statements.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company manages its

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

operations as a single operating segment in the United States for the purposes of assessing performance and making operating decisions.

Revenue Recognition

To date, all the Company’s revenues has been derived from collaboration and research agreements (Note 3). The terms of these arrangements include the following types of payments to the Company: non-refundable, up-front license fees; development, regulatory and commercial milestone payments; payments for research and development services provided by the Company or for manufacturing supply services the Company provides through its contract manufacturers; and royalties on net sales of licensed products.

Effective January 1, 2019, the Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes all existing revenue recognition requirements, using the modified retrospective approach. This new standard requires a company to recognize revenues when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. An adjustment to retained earnings was not required upon adoption as the Company had no revenue generating agreements in effect on the date of adoption.

In accordance with ASU 2014-09, the Company performs the following steps in determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of these agreements: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when, or as, the Company satisfies each performance obligation. See Note 3 for further discussion.

Prior to January 1, 2019, the Company recognized revenues when all four of the following criteria were met: (i) persuasive evidence that an arrangement exists, (ii) delivery of the products and/or services has occurred, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. The Company’s research evaluation agreement contains multiple elements, including payments for reimbursement of internal and third parties’ development costs. The Company considers a variety of factors in determining the appropriate method of revenue recognition under these arrangements.

The Company receives payments from its collaborators based on billing schedules established in each contract. Up-front and other payments may require deferral of revenue recognition to a future period until the Company performs its obligations under its research and collaboration arrangements. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional.

Research and Development Costs

Research and development costs are expensed as incurred and include salaries, benefits and stock-based compensation associated with research and development personnel, third-party research and development expenses, license fees, laboratory supplies, facilities, overhead costs, and

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

consultants. Nonrefundable advance payments for goods and services that will be used in future research and development activities are capitalized and recorded as expense in the period that the Company receives the goods or when services are performed.

Upfront and milestone payments to acquire contractual rights to licensed technology are recorded when incurred if there is uncertainty in the Company receiving future economic benefit from the acquired contractual rights.

Patent Costs

Costs related to filing and pursuing patent applications are recorded as general and administrative expense and expensed as incurred since recoverability of such expenditures is uncertain.

Income Taxes

Income taxes are recorded using the asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of Accounting Standards Codification (ASC) 740, Income Taxes. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances.

Deferred tax assets and liabilities reflect the future tax consequences of the differences between the financial reporting and tax bases of assets and liabilities using current enacted tax rates. Valuation allowances are recorded when the realizability of such deferred tax assets does not meet a more-likely-than-not threshold. For tax benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company is subject to taxation in the United States and state jurisdictions. As of December 31, 2019 and March 31, 2020, the Company’s tax years since inception are subject to examination by taxing authorities.

Stock-Based Compensation

The Company expenses stock-based compensation to employees and non-employees over the requisite service period (usually the vesting period) on a straight-line basis, net of actual forfeitures during the period, based on the estimated grant-date fair value of the awards. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

Net Loss Per Share/Unit

Basic net loss per share/unit is calculated by dividing the net loss attributable to common stock/units by the weighted-average number of common stock/units outstanding for the period. Diluted net

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

loss per stock/unit attributable to common stock/units is computed dividing the diluted net loss attributable to common stock/units by the weighted-average number of common stock/units outstanding for the period, including potential dilutive common stock/units. The Company has excluded 231,810 and 217,524 weighted-average shares/units subject to repurchase or forfeiture from the weighted-average number of common shares/units outstanding for the years ended December 31, 2018 and 2019, respectively, and 249,699 and 177,142 weighted-average share/units subject to repurchase or forfeiture for the three months ended March 31, 2019 and 2020, respectively. For purpose of this calculation, outstanding stock/unit options, warrants to purchase convertible preferred stock/units, convertible promissory notes, and convertible preferred stock/units are only included in the calculation of diluted net loss per share/unit when their effect is dilutive.

Basic and diluted net loss attributable to common holders per share/unit is presented in conformity with the two class method required for participating securities as the convertible preferred stock/units and warrants to purchase Series A convertible stock/units are considered participating securities. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common holders. Accordingly, for the years ended December 31, 2018 and 2019 and for the three months ended March 31, 2019 and 2020, there is no difference in the number of shares/units used to calculate basic and diluted shares outstanding. In addition to the convertible promissory notes that were outstanding at December 31, 2018, the following securities that could potentially decrease net loss per share/unit in the future are not included in the determination of diluted loss per share/unit as their effect is anti-dilutive (in common stock equivalents, in thousands):

	December 31,		March 31,
	2018	2019	2019	2020
Outstanding convertible preferred stock/units	5,906	17,666	5,906	17,921
Outstanding warrants to purchase convertible preferred stock/units	8	8	8	8
Outstanding warrants to purchase common stock/units	9	9	9	9
Outstanding common stock/units options	300	1,667	269	2,414

Total	6,223	19,350	6,192	20,352

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

Unaudited Pro Forma Net Loss Per Share

The following table summarizes the Company’s unaudited pro forma net loss per share (in thousands, except share and per share data):

Numerator	Year Ended December 31, 2019	Three Months Ended March 31, 2020
Net loss attributable to common stockholders	$(24,734)	$(6,085)
Add:
Change in fair value of preferred stock warrant liabilities	15	–
Interest expense on convertible notes	6,876	–

Pro forma net loss	$(17,843)	$(6,085)

Denominator
Weighted-average common shares outstanding, basic and diluted	2,713,460	2,844,860
Add pro forma adjustments to reflect:
Assumed conversion of convertible preferred stock	7,645,899	17,837,111
Assumed conversion of convertible notes	2,072,303	–

Shares used to compute pro forma net loss per share, basic and diluted	12,431,662	20,681,971

Pro forma net loss per share, basic and diluted	$(1.44)	$(0.29)

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, Leases, which requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. The Company early adopted the new standard beginning January 1, 2019 using a modified retrospective approach. ASU 2016-02 provides a number of optional practical expedients and accounting policy elections. The Company elected the package of practical expedients requiring no reassessment of whether any expired or existing contracts are or contain leases, the lease classification of any expired or existing leases, or initial direct costs for any existing leases. As a result of these decisions, financial information will not be updated, and the disclosures required under this guidance will not be provided for dates and periods prior to January 1, 2019.

The Company currently has one operating lease for office and laboratory spaces in San Diego, California. The operating lease was impacted by the new accounting standard and resulted in the present values of the future lease payments being presented as a right-to-use asset, with a corresponding lease liability at the date of adoption. The financial impact from the adoption of this standard is discussed in Note 7.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. The new standard requires a company to recognize revenue upon transfer of goods or services to a customer at an amount that reflects the expected consideration to be received in exchange for those goods or services. ASU 2014-09 defines a five-step approach for recognizing

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

revenue, which may require a company to use more judgment and make more estimates than under the current guidance. The new standard allows for two methods of adoption: (i) full retrospective adoption, meaning the standard is applied to all periods presented, or (ii) modified retrospective adoption, meaning the cumulative effect of applying the new standard is recognized as an adjustment to the opening retained earnings balance. Additionally, in November 2018, the FASB issued ASU No. 2018-18, Clarifying the Interaction between Topic 808 and Topic 606, which clarifies the effect of the revenue standard on the accounting for collaborative arrangements. The update clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue under Topic 606 when the collaborative arrangement participant is a customer in the context of a unit of account. In those situations, Topic 606 should be applied. The Company adopted the new standards on January 1, 2019 using the modified retrospective method. The adoption of these standards did not have a material impact on the Company’s financial position, results of operations or cash flows as the Company did not have any revenue-generating arrangements in effect at January 1, 2019.

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 expanded the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. ASU 2018-07 specifics that Topic 718 applies to all share-based payment awards, and that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606 Revenue from Contracts with Customers. The Company adopted this standard on January 1, 2019 and its adoption had no impact on the Company’s financial statements.

3. Significant Agreements and Contracts

Collaboration and License Agreements and Research Agreement

Research Collaboration and License Agreement with Eli Lilly and Company

In April 2019, the Company entered into a Research Collaboration and License Agreement (the Lilly Agreement) with Eli Lilly and Company (Lilly) for the discovery, development and commercialization of antibody-oligonucleotide conjugate products directed against certain targets in immunology and other select indications on a worldwide basis. Under the Lilly Agreement, the Company granted Lilly an exclusive, worldwide, royalty-bearing license, with the right to sublicense (subject to certain conditions), under the Company’s technology to research, develop, manufacture, and sell products containing antibody-oligonucleotide conjugates that are directed up to six mRNA targets. The Company retains the right to use its technology to perform its obligations under the agreement and for all purposes not granted to Lilly. The Company that it will not, itself or with a third party, research, develop, manufacture or commercialize or otherwise exploit any compound or product directed against targets subject to the agreement.

In consideration of the rights granted to Lilly under the agreement, the Company received a one-time upfront fee of $20.0 million and is eligible to receive up to $60.0 million in development

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

milestone payments, up to $140.0 million in regulatory milestone payments and up to $205.0 million in commercialization milestone payments per target. In addition, Lilly is obligated to reimburse the Company for research expenses, as defined, incurred under the agreement. Lilly is obligated to pay the Company a tiered royalty ranging from the mid-single to low-double digits on worldwide annual net sales of licensed products, subject to specified and capped reductions for the market entry of biosimilar products, loss of patent coverage of licensed products and for payments owed to third parties for additional rights necessary to commercialize licensed products in the territory. Lilly’s royalty obligations and the Lilly Agreement will expire on a licensed product-by-licensed product and country-by-country basis on the later of ten years from the date of the first commercial sale or when there is no longer a valid patent claim covering such licensed product in such country.

The Company has identified multiple promises to deliver goods and services, which include at inception of the agreement: (i) a license to technology and patents, information and know-how; and (ii) collaboration, including research services, technical and regulatory support provided by the Company. At inception and through December 31, 2019, the Company has identified one performance obligation for all the deliverables under the agreement since the delivered elements are either not capable of being distinct or are not distinct within the context of the contract. Accordingly, the Company will recognize revenue for the fixed or determinable collaboration in an amount proportional to the collaboration expenses incurred and the total estimated collaboration expenses over the five-year period over which it expects to deliver its performance obligations. In connection with the Lilly Agreement, the Company recognized revenue of $2.3 million and $1.4 million for the year ended December 31, 2019 and the three months ended March 31, 2020, respectively, and had deferred revenue of $18.9 million and $18.3 million as of December 31, 2019 and March 31, 2020, respectively.

A reconciliation of the closing balance of deferred revenue related to the Lilly Agreement, is as follows (in thousands):

Upfront payment received in 2019	$20,000
Revenue recognized in 2019	(1,060)

Balance at December 31, 2019	18,940
Revenue recognized in the first quarter of 2020 (unaudited)	(620)

Balance at March 31, 2020 (unaudited)	$18,320

Concurrently with the execution of the Lilly Agreement, the Company issued a convertible promissory note to Lilly (see Note 6 for additional discussion). In connection with the Series C financing in November 2019, all outstanding principal and interest accrued under the note converted into 4,576,342 shares of Series C convertible preferred stock.

Other Agreements

In 2016 and 2017, the Company entered into agreements with pharmaceutical companies under which the Company was contracted to perform certain research and development activities, as defined in work plans. All work under the agreements was completed in early 2018 with the Company recognizing revenue totaling $0.4 million for the year ended December 31, 2018.

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

4. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,		March 31, 2020
	2018	2019
Laboratory equipment	$1,493	$1,755	$1,765
Computers and software	75	65	66
Office equipment	37	37	37
Leasehold improvements	417	417	417

	2,022	2,274	2,285
Less accumulated depreciation	(1,320)	(1,643)	(1,727)

Total property and equipment	$702	$631	$558

Depreciation expense related to property and equipment was $0.4 million, $0.3 million and $0.1 million for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020, respectively.

5. Debt

The Company’s debt consisted of the following (in thousands):

	December 31,		March 31, 2020
	2018	2019
Current liabilities:
Term loans	$2,800	$2,800	$2,800
Unamortized debt issuance costs	(53)	(25)	(19)
Unamortized debt discount	(1)	(1)	(1)

Loans payable, net of issuance costs and discount	2,746	2,774	2,780
Non-current liabilities:
Term loans	4,200	1,400	700
Accrued end of term fees	223	374	399
Unamortized debt issuance costs	(29)	(4)	(1)

Loans payable, net of issuance costs and discount	4,394	1,770	1,098

Total loans payable, net of issuance costs and discount	$7,140	$4,544	$3,878

Term Loan

In June 2017, the Company entered into an amendment (the LSA Amendment) to the Amended and Restated Loan and Security Agreement (as amended, the Loan Agreement) with Silicon Valley Bank (SVB). Pursuant to the LSA Amendment, SVB agreed to make loans of up to $7.0 million, comprising (i) a $5.0 million term loan, funded at the closing date (the Term C Loan), and (ii) subject to the achievement of a specified milestone relating to the Company’s research, an additional term loan totaling up to $2.0 million (the Term D Loan), of which $4.1 million was used to repay the Company’s existing loan with SVB, in addition to the final payments totaling $0.4 million.

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

The Term C Loan matures on June 1, 2021 and bears interest at an adjustable annual rate of the prime rate per the Wall Street Journal or successor publication plus one-fifth of one percent (0.20%). The LSA Amendment provided an extension of the interest only period through June 1, 2019, upon the Term D Loan advance. Beginning July 1, 2019, the Company was required to repay the principal amount in 36 equal monthly installments, in addition to the monthly interest payment. In addition, a final payment of 6.5% of the funded amount, or $0.3 million, is due on the maturity date. The final payment fee was accrued as interest expense over the term of the loan and recorded in long-term debt, net of current portion.

In August 2018, the Company entered into a second amendment to the Loan Agreement (the LSA Second Amendment). Pursuant to the LSA Second Amendment, SVB provided the Term D Loan of $2.0 million, upon the Company’s receipt of $3.0 million in convertible note financing. In addition, a final payment of 6.5% of the funded amount, or $0.1 million, is due on the maturity date. The Company accounted for the financing prospectively as a debt modification. As of December 31, 2018 and 2019 and March 31, 2020, the interest rate applicable to borrowings under the Term D Loan was 5.7%, 5.0% and 3.5%, respectively.

Amounts borrowed under the Loan Agreement are collateralized by substantially all of the Company’s assets, excluding certain intellectual property, which shall remain unencumbered throughout the term of the Loan Agreement. Under the Loan Agreement, the Company is subject to certain customary nonfinancial covenants, events of defaults and material adverse change provisions. At December 31, 2019 and March 31, 2020, the Company was in compliance with all covenants.

In conjunction with the Term A and Term B Loans, the Company issued warrants to SVB to purchase up to 16,474 shares of Series A convertible preferred stock at an exercise price of $2.2615 per share, exercisable at any time following the issuance. The warrants have a term of ten years. In conjunction with the Term C Loan entered into in June 2017, the Company issued warrants to SVB to purchase up to 9,442 shares of common stock at an exercise price of $0.53 per share, exercisable at any time following the issuance. The warrants have a term of seven years. The Company estimated the fair value of the warrants granted using the Black-Scholes option-pricing model and recorded the fair value as debt discounts and are being amortized to interest expense using the effective interest method over the term of the loans.

Future minimum principal and interest payments and the final payment due under the Loan Agreement are as follows (in thousands):

Years Ending December 31,	December 31, 2019	March 31, 2020
2020	$2,947	$2,169
2021	1,875	1,870

Total	4,822	4,039
Less:
Interest and final payment	(622)	(539)

Term Loan	$4,200	$3,500

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

6. Convertible Notes

In 2018 and 2019, the Company issued convertible promissory notes (collectively, the Notes) in the aggregate principal amount of $3.0 million and $4.5 million, respectively (the 2018 Notes and 2019 Notes, respectively). The 2018 Notes and the 2019 Notes accrued interest at 8% and 10% per annum, respectively, and automatically converted into preferred equity from the next financing round at 85% and 80%, respectively, of the per share price paid by the investors in a qualified financing of at least $10 million. The 2018 Notes and 2019 Notes provided for optional conversion upon certain other events. Upon change of control, as defined in the agreement, the Company was required to immediately repay 200% of the outstanding principal plus any unpaid accrued interest on the original principal.

Concurrently with the execution of the Lilly Agreement, the Company issued a convertible promissory note to Lilly (the Lilly Note) and received cash proceeds of $15.0 million. The Lilly Note accrued simple interest of 8.0% per annum and, if not converted, would have matured in October 2020. All unpaid principal and interest were due at maturity. In the event of a qualified financing or initial public offering of at least $30 million, unpaid interest and principal were to convert into equity securities at the lesser of (i) 80% of the per share cash price paid by the investors in the qualified financing, or (ii) the quotient resulting from dividing $150 million by the number of the Company’s outstanding equity securities immediately prior to the qualified financing. If there had not been a qualified financing, an initial public offering or change of control prior to the maturity date then Lilly could have converted all unpaid interest and principal into the Company’s Series B convertible preferred stock at a conversion price equal to $2.8269 per share or if applicable, convert into the class or series of equity securities issued and sold by the Company in an equity financing, other than a qualified financing, with rights senior to the Series B convertible preferred stock at a conversion price equal to the price paid per equity security by the investors participating in such equity financing.

The Notes represent share settled debt that were accounted for at amortized cost by accreting the Notes to their redemption value over the life of the debt using the effective interest method. In connection with the Series C financing in November 2019, all outstanding principal and interest accrued under the Notes converted into 6,893,036 shares of Series C convertible preferred stock. The Company recorded $0.2 million, $6.9 million and $0.2 million in interest expense for the years ended December 31, 2018 and 2019 and three months ended March 31, 2019, respectively, for the stated interest rate and the discount at which the Notes converted.

7. Commitments and Contingencies

Lease Agreements

The Company adopted ASC 842, Leases, as of January 1, 2019. Prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 840, Leases.

In accordance with ASC 842, the Company determines if an arrangement is a finance lease, operating lease or short-term lease at inception, or as applicable, and accounts for the arrangement under the relevant accounting literature. Currently, the Company is only party to a non-cancelable office space operating lease and short-term lease arrangements. Under the relevant guidance, the Company recognizes operating lease right-of-use (ROU) assets and liabilities based on the present

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

value of the future minimum lease payments over the lease term at the commencement date, using the Company’s assumed incremental borrowing rate of 6%, and amortizes the ROU assets and liabilities over the lease term. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company’s short-term leases are not subject to recognition of an ROU asset or liability or straight-line lease expense requirements.

In March 2014, the Company entered into a lease agreement for office and laboratory space under a non-cancellable operating lease with a term through November 2017 (the Lease). Under the terms of the Lease, the Company provided the landlord with a security deposit of $28,000 in the form of an unconditional and irrevocable letter of credit. In July 2017, the Company entered into an amendment to the Lease to extend the Lease through December 2021 (the Lease Amendment). Under the terms of the Lease Amendment, the Company provided the landlord with an additional security deposit of $28,000 in cash and the letter of credit was cancelled. On January 1, 2019, the Company recognized an initial right-of-use asset and lease liability of $0.8 million and $1.1 million, respectively, related to the Lease and the Lease Amendment.

The Company’s ROU assets and liabilities related to the Lease and the First Lease Amendment are as follows (in thousands):

	December 31, 2019	March 31, 2020
ROU assets (included in other assets)	$558	$493

Current portion of lease liabilities (included in accounts payable and other liabilities)	$360	$368
Lease liabilities, long term	393	297

Total lease liabilities	$753	$665

Supplemental cash flow information related to operating leases was as follows (in thousands):

	Year Ended December 31, 2019	Three Months Ended March 31, 2020
Cash paid included in operating cash flows	$382	$98

Maturities of lease liabilities due under this lease agreement are as follows (in thousands):

Years Ending December 31,	December 31, 2019	March 31, 2020
2020	$393	$295
2021	405	405

Total lease payments	798	700
Less imputed interest	(45)	(35)

Total operating lease liabilities	753	665
Less current portion of lease liability	(360)	(368)

Lease liability, long term	$393	$297

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

Rent expense under the lease agreement totaled $0.3 million, $0.3 million and $0.1 million for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020, respectively.

As of December 31, 2019 and March 31, 2020, the weighted-average remaining term of the Company’s operating leases was 2.0 years and 1.75 years, respectively.

Litigation

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no matters currently outstanding for which any liabilities have been accrued.

Contractual Obligations

As of December 31, 2019 and March 31, 2020, the Company has $6.1 million and $8.4 million, respectively, of outstanding non-cancellable purchase commitments with two contract manufacturing organizations for the manufacture of materials used in its preclinical and planned clinical trials. Approximately $8.2 million of the purchase commitments are expected to be paid within the next twelve months.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breech of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with officers and members of its board of managers and directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2018 and 2019 and March 31, 2020.

8. Stockholders’ Equity (Deficit)

Conversion

On April 1, 2019, Avidity LLC, a Delaware limited liability company, was converted into Avidity Biosciences, Inc., a Delaware corporation. The entire membership interests of Avidity LLC were converted into securities of Avidity Biosciences, Inc. as follows: (i) each outstanding common unit of Avidity LLC was converted into one share of Avidity Biosciences, Inc.’s common stock; (ii) each outstanding Series A preferred unit of Avidity LLC converted into one share of Avidity Biosciences, Inc.’s Series A convertible preferred stock; and (iii) each outstanding Series B preferred unit of Avidity Biosciences LLC converted into one share of Avidity Biosciences, Inc.’s Series B convertible preferred stock. All the property, rights, privileges, powers and franchises of Avidity LLC vested in Avidity

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

Biosciences, Inc., and all debts, liabilities and duties Avidity LLC became debts, liabilities and duties of Avidity Biosciences, Inc. All references to the former member’s equity accounts in Avidity LLC have been adjusted to reflect the equivalent number of Avidity Biosciences, Inc. shares of common stock. Upon completion of the conversion, the Company reclassified an accumulated deficit of $44.1 million from predecessor deficit to additional paid in capital.

Convertible Preferred Stock/Units

In November 2019, the Company issued 17,915,525 shares of Series C convertible preferred stock, for cash, at a price of $4.2812 per share, for net proceeds of $72.6 million, net of issuance costs of $4.1 million. In addition, all outstanding principal and accrued interest under the Notes and the Lilly Note were automatically converted into 6,893,036 shares of Series C convertible preferred stock, at a stated discount pursuant to the original terms of the notes at issuance. In January 2020, the Company issued an additional 537,232 shares of Series C convertible preferred stock, for cash, at a price of $4.2812 per share, for net proceeds of $2.2 million, net of issuance costs of $100,000.

As of December 31, 2018, preferred units consisted of the following:

Series	Units Authorized	Units Issued and Outstanding	Per Unit Original Issue Price and Conversion Price	Current Conversion Price	Liquidation Preference	Carrying Value
Series A	4,366,773	4,350,299	$2.2615	$4.77	$9,838	$9,825
Series B	8,462,217	8,108,471	$2.8269	$5.96	22,922	22,868

Total	12,828,990	12,458,770			$32,760	$32,693

As of December 31, 2019, preferred stock consisted of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Per Share Original Issue Price and Conversion Price	Current Conversion Price	Liquidation Preference	Carrying Value
Series A	4,366,773	4,350,299	$2.2615	$4.77	$9,838	$9,773
Series B	8,108,471	8,108,471	$2.8269	$5.96	22,922	22,814
Series C	25,579,384	24,808,561	$4.2812	$9.03	106,210	102,133

Total	38,054,628	37,267,331			$138,970	$134,720

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

As of March 31, 2020, preferred stock consisted of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Per Share Original Issue Price and Conversion Price	Current Conversion Price	Liquidation Preference	Carrying Value
Series A	4,366,773	4,350,299	$2.2615	$4.77	$9,838	$9,773
Series B	8,108,471	8,108,471	$2.8269	$5.96	22,922	22,814
Series C	25,579,384	25,345,793	$4.2812	$9.03	108,510	104,333

Total	38,054,628	37,804,563			$141,270	$136,920

The holders of the preferred stock have the following rights and preferences:

Voting Rights

The holders of preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to the stockholders for a vote and are entitled to the number of votes equal to the number of whole shares of common stock into which such holders of preferred stock could convert on the record date of for determination of stockholders entitled to vote.

Dividends

The Company cannot declare and pay any common stock dividends without first declaring and paying dividends, as defined in the terms of the amended and restated certificate of incorporation, to the preferred stockholders. The holders of preferred stock are entitled to receive, when, as and if declared by the Board of Directors, noncumulative dividends at the rate of 8.0% of the applicable original issue price of such preferred stock (Original Issue Price), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the preferred stock. No dividends have been declared as of March 31, 2020.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as defined below), each holder of preferred stock is entitled to receive, prior and in preference to any distributions to the common stockholders, an amount equal to the greater of (i) the Original Issue Price per share, plus any declared but unpaid dividends thereon or (ii) the amount such holder would have received if such holder had converted its shares into common stock immediately prior to such liquidation event. In the event that the assets available for distribution to the holders of preferred stock are insufficient to pay such holders the full amounts to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the preferred stock in proportion to the respective amounts that would otherwise be payable in respect of such stock. After payments have been made in full to the holders of preferred stock, then, to the extent available, the remaining amounts would be distributed among the holders of the common stock, pro rata based on the number of shares held by each holder.

Conversion Rights

Each share of preferred stock is convertible into 0.474 shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments. Each share of preferred stock is automatically

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

converted into common stock, (i) at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the preferred stock, or (ii) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the per share price is at least $4.2816 and the aggregate gross proceeds, net of underwriting discounts and commissions, to the Company is at least $40.0 million.

Presentation of Convertible Preferred Stock/Units

The Company’s Preferred stock/units have been classified as temporary equity in the accompanying balance sheet in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company’s control, including liquidation, sale or transfer of control of the Company. The Company has determined not to adjust the carrying values of the convertible preferred stock/units to the liquidation preferences of such shares/units because the occurrence of any such change of control event is not probable.

Common Stock

During the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020, the Company issued 310,531, 147,011 and 105,642 common units/shares, respectively, for proceeds of $0.2 million, $0.1 million and $0.1 million, respectively, upon early exercise of shares options granted under the 2013 Equity Incentive Plan. The early exercise liability of $0.1 million at each of December 31, 2018 and 2019, and March 31, 2020 was included in accrued liabilities on the accompanying balance sheets.

Equity Incentive Plan

In January 2013, the Company adopted the 2013 Equity Incentive Plan (the Plan). The Plan provided for the issuance of incentive units to employees and nonemployees of the Company and non-statutory unit options, restricted unit awards, unit appreciation rights, and unit bonuses to directors, employees, and consultants of the Company. Under the Plan, 2,127,013 units were initially reserved for issuance. Upon the conversion of the Company to a C corporation, the Plan continued on the same terms and conditions. In 2019, the number of shares reserved under the Plan was increased to 4,771,615 shares. At December 31, 2019 and March 31, 2020, 1,601,216 shares and 813,251 shares, respectively, remain available for issuance under the Plan.

The options that are granted from the Plan are exercisable at various dates and will expire no more than ten years from their date of grant. The exercise price of each option shall be determined by the board of directors. For holders of more than 10% of the Company’s total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company’s common stock at the date of grant and for a term not to exceed five years.

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

Stock Options

Stock option activity for employee and nonemployee awards and related information is as follows :

	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Weighted- Average Grant Date (fair value)	Aggregate Intrinsic Value (in thousands)
Outstanding and Exercisable at December 31, 2018	299,519	$0.49	7.8	$0.38	$0
Granted	1,517,564	1.13	–	$3.46
Exercised	(148,252)	0.42	–	–
Forfeited	(2,188)	0.50	–	–

Outstanding and Exercisable at December 31, 2019	1,666,643	1.08	9.6	$3.08	$5,982
Granted	897,029	1.24	–
Exercised	(105,642)	0.44	–
Forfeited	(44,447)	1.24	–

Outstanding at March 31, 2020	2,413,583	$1.17	9.6	$3.61	$7,216

Exercisable at March 31, 2020	1,561,001	$1.12	3.4	$3.21	$4,734

The weighted-average grant date fair value of options granted during the years ended December 2018 and 2019 and the three months ended March 31, 2020 was $0.30, $3.46 and $3.61, respectively. The total fair value of options that vested during the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020 was $0.1 million, $0.4 million, and $4,000, respectively.

As of December 31, 2019 and March 31, 2020, 194,729 and 141,693, respectively, of the stock options exercised were unvested and subject to repurchase.

Stock-Based Compensation Expense

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the stock option/units grants were as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
Risk-free interest rate	2.4% – 2.9%	1.4% –2.7%	2.3%	1.5%
Expected volatility	83.0 – 84.0%	84.0 –88.0%	87.0%	88.0%
Expected term (in years)	2.0 – 6.1	2.0 – 6.1	5.5	6.0 – 6.1
Expected dividend yield	–%	–%	–%	–%

Risk-Free Interest Rate. The Company bases the risk-free interest rate assumption on the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued.

Expected Volatility. Since the Company is not yet a public company and does not have a trading history for its common stock, the expected volatility assumption is based on volatilities of a peer group

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Expected Term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its vesting period.

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends.

The allocation of stock-based compensation expense was as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
Research and development expense	$26	$84	$9	$81
General and administrative expense	34	322	8	368

Total stock-based compensation expense	$60	$406	$17	$449

As of December 31, 2019 and March 31, 2020, the unrecognized compensation cost related to outstanding time-based options was $4.8 million and $7.6 million, respectively, which is expected to be recognized over a weighted-average period of 3.7 years and 3.6 years, respectively.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consisted of the following (in thousands):

	December 31,		March 31, 2020
	2018	2019
Conversion of convertible preferred stock	5,906	17,666	17,921
Common stock options/units issued and outstanding	300	1,667	2,414
Equity awards available for future issuance	471	1,601	813
Outstanding preferred and common stock warrants	17	17	17

Total	6,694	20,951	21,165

9. Income Taxes

The Company operated as a nontaxable partnership until its conversion on March 31, 2019. The Company had deferred tax assets in existence on March 31, 2019 when the Company became a taxable entity. Deferred tax assets were not recognized due to the uncertainty that such assets will be realized. The Company retained the valuation allowance on the deferred tax assets at December 31, 2019.

For the period April 1, 2019 to December 31, 2019, the Company recorded no provision for income taxes.

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

A reconciliation of the Company’s effective tax rate and federal statutory tax rate is summarized as follows:

Income tax expense (benefit) at statutory rates	$(5,194)
State income tax, net of federal benefit	(1,057)
Permanent items	14
Book income (loss) for pre-conversion period	527
Interest on convertible notes	445
Realized gain on conversion of convertible notes	958
Reserve for uncertain tax positions	140
Research and development tax credits	(584)
Deferred tax recognized upon conversion	(3,076)
Valuation allowance	7,827

Income tax expense (benefit)	$–

As of December 31, 2019, significant components of the Company’s deferred income taxes are as follows (in thousands):

Deferred tax assets:
Net operating loss carryforward	$4,275
Research and development tax credits	438
Accrued expenses	179
Fixed assets	2,721
Lease liability	265
Stock based compensation	160

Total deferred tax assets	8,038
Less valuation allowance	(7,827)

Net deferred tax assets	211
Deferred tax liabilities:
Right-of-use asset	(211)

Total deferred tax liabilities	(211)

Net deferred tax assets	$–

The Company has established a full valuation allowance of $7.8 million against its net deferred tax assets due to the uncertainty surrounding the realization of such assets that preclude it from determining that is more likely than not that such assets will be realized. The Company periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred assets are realizable, the valuation allowance will be reduced. Management’s assessment at December 31, 2019 considered the generation of pre-tax book losses in its first year, the inability to carryback its operating losses, the lack of feasible tax-planning strategies, the limited existing taxable temporary differences, and the subjective nature of forecasting future taxable income into the future.

At December 31, 2019, the Company had federal net operating loss (NOL) carryforwards of approximately $15.3 million, before consideration of limitations under Section 382 of the IRC, as further

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

described below. The net loss generated in 2019 may be carried forward indefinitely but federal NOLs generated in tax years beginning after December 31, 2020 will only be available to offset up to 80% of future taxable income. Additionally, at December 31, 2019, the Company had state NOL carryforwards of approximately $15.0 million which may be used to offset future taxable income and will begin to expire in 2039.

At December 31, 2019, the Company had federal and state tax credit carryforwards of approximately $0.3 million. The Company has not performed a formal research and development credit study with respect to these credits. The federal credits will begin to expire in 2039, if unused, and the state credits carry forward indefinitely.

Pursuant to IRC Section 382 and IRC Section 383, the Company’s ability to use NOL and R&D tax credit carryforwards (tax attribute carryforwards) to offset future taxable income is limited if the Company experiences a cumulative change in ownership of more than 50 percentage points (by value) within a three-year testing period. The Company has not completed an ownership change analysis pursuant to IRC Section 382. If ownership changes within the meaning of IRC Section 382 have occurred, the amount of pre-change tax attribute carryforwards available to offset future taxable income and income taxes in future years may be significantly restricted. Further, deferred tax assets associated with such tax attributes could be significantly reduced upon realization of an ownership change within the meaning of IRC Section 382.

At December 31, 2019, the Company has an unrecognized tax benefit balance of $0.2 million related to federal and state tax credits that, if recognized, would impact the Company’s income tax benefit and effective tax rate if the Company’s deferred tax assets were not subject to a full valuation allowance. However, due to the existence of the full valuation allowance, future changes in unrecognized tax benefits will not impact the Company’s effective tax rate. The Company does not foresee material changes to its liability for uncertain tax benefits within the next 12 months.

The Company’s policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense. The Company has no accruals for interest or penalties in the accompanying balance sheets and has not recognized interest or penalties in the accompanying statements of operations.

The Company is subject to taxation in the United States and California. Due to the net operating loss carryforwards, the Company’s tax years since inception are subject to examination by these taxing authorities. The Company has not been, nor is it currently, under examination by any taxing authority.

10. COVID-19

The COVID-19 outbreak in the United States has caused significant business disruption. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, and its impact on the Company’s preclinical studies and clinical trials, employees and vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company’s financial condition or results of operations is uncertain. A prolonged outbreak could have a material adverse impact on the financial results and business operations of the Company, including the timing and ability of the Company to complete certain clinical trials and other efforts required to advance the development of

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

its product candidates and raise additional capital. In response to the pandemic, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was signed into law on March 27, 2020. The CARES Act, among other things, includes tax provisions relating to refundable payroll tax credits, deferment of employer’s social security payments, net operating loss utilization and carryback periods, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. At this point, the Company does not believe that the CARES Act will have a material impact on its income tax provision for 2020. The Company continues to evaluate the impact of the CARES Act on its financial position, results of operations and cash flows. The Company currently does not expect to apply for loans or grants under the CARES Act.

11. Subsequent Events

The Company has evaluated subsequent events occurring between the end of the most recent fiscal year and through April 3, 2020 for the financial statements as of and for the years ended December 31, 2018 and 2019 and through June 11, 2020 for the interim financial statements as of and for the three months ended March 31, 2020. Except as described below, the Company has concluded that no subsequent events have occurred that require disclosure.

Reverse Stock Split

On June 4, 2020 the Company effected a one-for-2.1095 reverse stock split of the Company’s common stock (the Reverse Stock Split). The par value and the authorized shares of the common stock were not adjusted as a result of the Reverse Stock Split. All issued and outstanding common stock and the conversion prices and ratio of the convertible preferred stock have been retroactively adjusted to reflect this Reverse Stock Split for all periods presented.

2020 Incentive Award Plan

In June 2020, the Board of Directors adopted, and the Company’s stockholders approved the 2020 Incentive Award Plan (the 2020 Plan) which became effective in connection with an initial public offering. Under the 2020 Plan, the Company may grant stock options, restricted stock, dividend equivalents, restricted stock units, stock appreciation rights, and other stock or cash-based awards to individuals who are then employees, officers, non-employee directors or consultants of the Company. A total of (i) 3,900,000 shares of common stock plus (ii) the number of shares subject to awards granted under the 2013 Equity Incentive Plan on or before the effective date of the 2020 Plan that become available for issuance under the 2020 Plan will initially be reserved for issuance under the 2020 Plan. In addition, the number of shares of common stock available for issuance under the 2020 Plan will be increased annually on the first day of each fiscal year during the term of the 2020 Plan, beginning with the 2021 fiscal year, by an amount equal to the lesser of (a) 5% of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by the Board of Directors.

Employee Stock Purchase Plan

In June 2020, the Board of Directors adopted the 2020 Employee Stock Purchase Plan (the ESPP). The ESPP became effective in connection with an IPO. The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. A total of 325,000 shares of common stock is initially reserved for issuance under the ESPP. In addition, the number of shares of common stock available for issuance under the ESPP will be annually increased

Avidity Biosciences, Inc.

Notes to Financial Statements

(information as of March 31, 2020 and thereafter and for the three months ended

March 31, 2019 and 2020 is unaudited)

on the first day of each fiscal year during the term of the ESPP, beginning with the 2021 fiscal year, by an amount equal to the lesser of (i) 1% of the total number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (ii such smaller number of shares as determined by the Board of Directors.

Lease Agreement and Amendment to Lease Agreement

On June 1, 2020, the Company entered into a lease for 23,596 square feet of space in San Diego, California that commences on July 1, 2020 and has a 60 month term. The total rent commitment under the lease is $7.3 million. Under the terms of the lease agreement, the Company is required to maintain a letter of credit totaling $124,000 throughout the lease term. Additionally, the Company amended its current lease to include rent abatement for the remainder of the lease, starting on July 1, 2020.

14,400,000 Shares

Common Stock

PROSPECTUS

Joint Book-running Managers

Cowen	SVB Leerink	Credit Suisse	Wells Fargo Securities

June 11, 2020

Until July 6, 2020, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.